     As filed with the Securities and Exchange Commission on August 1, 1996
                                                           REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         ------------------------------

                           SYNTHETIC INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

                         ------------------------------

               DELAWARE                                       2221                              58-1049400
   (State or other jurisdiction of        (Primary Standard Industrial Classification        (I.R.S. Employer
    incorporation or organization)                        Code Number)                        Identification
                                                                                                  number)

                         ------------------------------

                               309 LAFAYETTE ROAD
                           CHICKAMAUGA, GEORGIA 30707
                                 (706) 375-3121
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                                 LEONARD CHILL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           SYNTHETIC INDUSTRIES, INC.
                               309 LAFAYETTE ROAD
                           CHICKAMAUGA, GEORGIA 30707
                                 (706) 375-3121
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                                        COPIES TO:
                      MARK ZVONKOVIC, ESQ.                                            THOMAS POLLOCK, ESQ.
                     ANDREWS & KURTH L.L.P.                                    PAUL, HASTINGS, JANOFSKY & WALKER
                      425 LEXINGTON AVENUE                                              399 PARK AVENUE
                    NEW YORK, NEW YORK 10017                                        NEW YORK, NEW YORK 10022
                         (212) 850-2800                                                  (212) 318-6000

                         ------------------------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuing basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                   PROPOSED MAXIMUM      PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF SECURITIES    AMOUNT TO BE        OFFERING PRICE        AGGREGATE                  AMOUNT OF
           TO BE REGISTERED                    REGISTERED(1)       PER SHARE(2)           OFFERING PRICE(2)         REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------------------------------
          Common Stock, $1.00 par value            8,625,000             $ 17.00              $ 146,625,000              $ 50,561
====================================================================================================================================

(1) Includes 1,125,000 Shares issuable upon exercise of the Underwriters' over-allotment option.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.

                         ------------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                           SYNTHETIC INDUSTRIES, INC.

     Cross-reference sheet furnished pursuant to Item 501(b) of Regulation S-K.

                        ITEM IN FORM S-1                                    LOCATION IN PROSPECTUS
                        ----------------                                    ----------------------
 1.  Forepart of the Registration Statement and Outside Front
     Cover Page of Prospectus  . . . . . . . . . . . . . . . .   Outside Front Cover Page of Prospectus

 2.  Inside Front and Outside Back Cover Pages of Prospectus .   Inside Front Cover Page of Prospectus

 3.  Summary Information, Risk Factors and Ratio of Earnings
     to Fixed Charges  . . . . . . . . . . . . . . . . . . . .   Prospectus Summary; Risk Factors; Business

 4.  Use of Proceeds . . . . . . . . . . . . . . . . . . . . .   Use of  Proceeds

 5.  Determination of Offering Price . . . . . . . . . . . . .   Outside Front Cover Page; Underwriting

 6.  Dilution  . . . . . . . . . . . . . . . . . . . . . . . .   Dilution

 7.  Selling Security Holders  . . . . . . . . . . . . . . . .   Principal and Selling Stockholders

 8.  Plan of Distribution  . . . . . . . . . . . . . . . . . .   Outside Front Cover Page of Prospectus;
                                                                 Underwriting

 9.  Description of Securities to be Registered  . . . . . . .   Description of Capital Stock; Dividend
                                                                 Policy

 10. Interests of Named Experts and Counsel. . . . . . . . . .   Legal Matters; Experts

 11. Information with Respect to the Registrant. . . . . . . .   Outside Front Cover Page of Prospectus;
                                                                 Prospectus Summary; Risk Factors; The
                                                                 Company; Use of Proceeds; Dividend Policy;
                                                                 Capitalization; Dilution; Selected
                                                                 Consolidated Financial Information;
                                                                 Management's Discussion and Analysis of
                                                                 Financial Condition and Results of
                                                                 Operations; Business; Management; Principal
                                                                 and Selling Stockholders; Certain
                                                                 Relationships and Related Transactions;
                                                                 Description of Certain Indebtedness;
                                                                 Description of Capital Stock; Shares
                                                                 Eligible for Future Sale; Underwriting;
                                                                 Legal Matters; Experts; Available
                                                                 Information; Consolidated Financial
                                                                 Statements

 12. Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities . . . . . . . . . . . . . . . . . . . . . . .   Not Applicable

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.    *
*  A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED   *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION.  THESE SECURITIES MAY     *
*  NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE    *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE.  THIS PROSPECTUS SHALL NOT   *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************



                  SUBJECT TO COMPLETION, DATED AUGUST 1, 1996

PROSPECTUS
                                7,500,000 SHARES

                           SYNTHETIC INDUSTRIES, INC.

                                  COMMON STOCK

         Of the 7,500,000 shares (the "Shares") of common stock, par value $1.00 per share (the "Common Stock"), offered hereby, 1,718,750 Shares are being sold by Synthetic Industries, Inc. ("SI" or the "Company") and 5,781,250 Shares are being sold by Synthetic Industries, L.P., a Delaware limited partnership which is the sole stockholder of the Company (the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of Shares being sold by the Selling Stockholder. After giving effect to the offering made hereby (the "Offering"), the Company will have 7,500,000 shares of Common Stock outstanding, none of which will be owned by the Selling Stockholder.

         Prior to this Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $15.00 and $17.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.

         Application has been made to include the Common Stock for listing on the Nasdaq National Market under the symbol "SIND".

                         ------------------------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES
                COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                   OF THIS PROSPECTUS. ANY REPRESENTATION  TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================================
                                                    UNDERWRITING                               PROCEEDS TO
                                  PRICE TO          DISCOUNTS AND         PROCEEDS TO            SELLING
                                   PUBLIC          COMMISSIONS (1)         COMPANY (2)       STOCKHOLDER (2)
- ------------------------------------------------------------------------------------------------------------
 PER SHARE . . . . . . .      $                  $                    $                     $
- ------------------------------------------------------------------------------------------------------------
 TOTAL (3) . . . . . . . .    $                  $                    $                     $
============================================================================================================

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(2) Before deducting expenses estimated at $250,000 payable by the Company and $750,000 payable by the Selling Stockholder. See "Principal and Selling Stockholders".
(3) The Company has granted the Underwriters a 30-day option to purchase up to 1,125,000 additional shares of Common Stock on the same terms and conditions as set forth above to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $__________, $__________ and $__________, respectively. See
     "Underwriting".

   The shares of Common Stock are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made against payment therefor, on or about _______, 1996, at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

                          ------------------------------

                            BEAR, STEARNS & CO. INC.

                THE DATE OF THIS PROSPECTUS IS __________, 1996

                               [PRODUCT PICTURES]


IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

   The following summary information is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the Consolidated Financial Statements and notes thereto, appearing elsewhere in this Prospectus. The terms "SI" and "Company" refer to Synthetic Industries, Inc. and its subsidiaries, unless otherwise stated or indicated by the context. References to a "fiscal" year refer to the Company's fiscal year which ends on September 30 (e.g., "fiscal 1995" means the Company's fiscal year ended September 30, 1995). In addition, prior to the consummation of the Offering, the Company will amend its Certificate of Incorporation to increase its authorized shares of Common Stock and to revise certain other provisions in its Certificate of Incorporation, and will declare a stock split (the "Stock Split") of approximately 115,740.74 shares for each currently outstanding share. The information contained in this Prospectus (i) assumes that the Underwriters' over-allotment option is not exercised and (ii) has been adjusted to give effect to the Stock Split, unless otherwise noted. See "Description of Capital Stock".

                                  THE COMPANY

   Synthetic Industries, Inc. ("SI" or the "Company") is one of the world's leading producers of polypropylene fabrics and fibers for the home furnishing, construction, environmental, recreational and agricultural industries. The Company manufactures and sells more than 2,000 products in over 65 end-use markets. The Company believes that it is the second largest producer of carpet backing in the world and is the largest producer of synthetic fiber additives for concrete reinforcement through its Fibermesh(R) line of products. SI also produces polypropylene products for the geotextile and erosion control markets and is a leader in designing innovative products for specialty applications. The Company's products are engineered to meet specific customer criteria such as strength, flexibility, resistance to sunlight, water/air permeability and resistance to bacteria. The Company aims to compete in markets in which it can be the primary or secondary provider of such products, with over 93% of its products meeting this criterion. The Company's consolidated sales have grown from $188 million in fiscal 1991 to $271 million in fiscal 1995.

   The Company's products are sold along three principal product lines: carpet backing, construction and civil engineering products, and technical textiles. The Company has a worldwide presence in carpet backing, a woven fabric used in all modern tufted carpets, and is one of the two leading manufacturers in the U.S. that produce a broad range of primary and secondary carpet backing.
Carpet backing accounted for approximately 49% of the Company's fiscal 1995 sales. The Company's construction and civil engineering products are its fastest growing product line and include fiber additives for concrete reinforcement and environmental and geotextile products used in roadways, landfills and building sites to stabilize soils and control erosion. The Company's sales to the construction and civil engineering market have grown from approximately $24 million in fiscal 1991 to approximately $83 million in fiscal 1995. These products represented approximately 31% of the Company's total sales in fiscal 1995, up from approximately 13% of total sales in fiscal 1991. The Company's technical textile products are comprised of specialty fabrics, industrial yarns and fibers used in diverse applications such as filtration (e.g., wastewater treatment, air filtration and bauxite mining), agriculture (e.g., shade cloth and ground cover) and recreation (e.g., swimming pool covers and trampoline mats). These products are highly engineered to meet niche customer applications and represented approximately 20% of fiscal 1995 sales. The Company's products are principally sold through direct sales to customers by the Company's sales force and through a broad network of distributors located across North and South America, Europe and the Pacific Rim.

   Management believes that the Company has a reputation in its markets as a high quality, cost-efficient manufacturer. The Company is committed to maintaining its market leadership and reputation for innovation through capital investment in facilities and state-of-the-art equipment, by hiring and training skilled employees and through process control standards and productivity improvements. The Company has been awarded ISO-9002 certification at all of its major manufacturing facilities by the International Standards Organization ("ISO"), and believes it is the only U.S. manufacturer in a majority of its markets to have been awarded such certification. SI invested approximately $80 million in capital improvements in its facilities and equipment during the five year period ended September 30, 1995, and is currently completing a major $35 million, 130,000 square foot expansion of its largest manufacturing facility. Based on existing product prices and demand, this expansion should increase the Company's sales by as much as $30 million over the next twelve months. The Company is one of the largest independent consumers of polypropylene in the world. The Company believes its position as a vertically-integrated manufacturer -- performing each step in the conversion of polypropylene into value-added end products -- provides a competitive advantage by allowing the Company to manufacture high quality products to customer's specifications, while controlling manufacturing costs.

   The Company's principal business strategy is to leverage its market presence in its core businesses into additional growth while maintaining its market position as a high quality, cost-efficient manufacturer. The primary components of this strategy are:

   o Expand Penetration of Existing Markets. The Company is committed to expanding sales in markets where it currently has a leadership position by increasing market penetration through the offering of a broader product line to meet its customers' varied needs and by expanding its customer base. The Company is pursuing this goal through (i) the expansion of geographical coverage of its sales efforts; (ii) the development of applications-oriented marketing efforts that focus on the Company's product solutions as alternatives to traditional industry practices; (iii) increased customer acceptance of its products created through stringent quality standards and industry accreditation for its test labs; and (iv) the use of in-house technical consultants to educate industry leaders as to the cost savings offered by the Company's products as compared to traditional solutions. The Company has experienced success with this strategy, as evidenced by the growth of its civil engineering product line for which sales have increased from approximately $17 million in fiscal 1993 to approximately $42 million in 1995, and which were approximately $37 million for the nine months ended June 30, 1996 as compared to approximately $26 million for the comparable period in 1995. Within this product line, the Company has focused on the roadway and building sites, erosion control and waste containment sectors. Among other products, nonwoven geotextile sales to the roadway and building site markets have grown from approximately $5 million in fiscal 1993 to approximately $16 million in fiscal 1995 and were approximately $13 million for the nine months ended June 30, 1996. In addition, the Company has expanded its presence in international markets primarily through additional distribution arrangements, increased marketing efforts focused primarily on major international construction projects and the expansion of its international sales force. As a result, total international sales increased from approximately $17 million in fiscal 1993 to approximately $34 million in fiscal 1995 and were approximately $21 million for the nine months ended June 30, 1996.

   o Develop Innovative Products. The Company seeks to develop innovative products and modify existing products in response to specific customer needs and to establish new markets through the development of novel applications for its existing products. By increasing its expenditures for research, product development and marketing, the Company believes it will be able to capitalize on its manufacturing strengths and distribution network to introduce new value added products and extend product lines to complement its existing product base. For example, the Company's specially designed Fibermesh(R) MD products provide after-crack strength retention to concrete, thus mitigating immediate failure of the concrete. Since its introduction in 1991, sales of Fibermesh(R) MD have grown to approximately $26 million in fiscal 1995 and were approximately $18 million for the nine months ended June 30, 1996.

   o Strengthen Market Position in Carpet Backing. The Company intends to increase its carpet backing market share through (i) continued capital investment in state-of-the-art equipment for additional carpet backing production capacity, (ii) expansion of sales in the growing commercial carpet sector of the domestic market and (iii) the continued development and strengthening of its relationships with key customers. As an example of this strategy, the Company is currently completing an expansion at its largest facility that should increase the Company's current capacity in carpet backing by approximately 16%.

   o Continue to Improve Manufacturing Efficiencies and Expand Manufacturing Capacity. The Company has continued to invest in capital improvements and new facilities to expand capacity, add new capabilities and enhance production technologies, and is currently completing a major expansion at its largest manufacturing facility that serves both the carpet backing and geotextile markets. The Company plans to continue to spend additional capital to increase its manufacturing capability for primary and secondary carpet backing and woven and nonwoven geotextiles, subject to prevailing market conditions.

    o Pursue Strategic Acquisitions. The Company is continually evaluating the potential acquisition of companies, technologies or products which will complement its existing product lines and manufacturing and distribution strengths. Acquisition opportunities will be evaluated based on the strategic fit, the expected return on capital invested and the ability of management to improve the profitability of acquired operations through cost reductions and other synergies with existing operations.

         While the Company's sales have grown in each of the past five years, the Company's operating income has fluctuated due to a variety of factors, principally related to changes in the cost of polypropylene, the Company's primary raw material. The Company believes that the sales prices of its products will adjust over time to reflect changes in polypropylene costs, although such cost changes favorably affected operating results for fiscal 1994 and adversely affected operating results for fiscal 1995. Recently, these movements have positively affected the Company's operating income, which increased by 50% to $14.5 million for the third quarter of fiscal 1996 from $9.7 million for the comparable period of fiscal 1995. The Company anticipates that these favorable conditions will continue in the fourth quarter of fiscal 1996.

                                  THE OFFERING

Common Stock offered by the Company . . . . . . . . . . . . . . . .    1,718,750 Shares
Common Stock offered by the Selling Stockholder . . . . . . . . . .    5,781,250 Shares
Total Common Stock offered  . . . . . . . . . . . . . . . . . . . .    7,500,000 Shares
Common Stock to be outstanding after the Offering . . . . . . . . .    7,500,000 Shares (1) (2)
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . .    To repay certain outstanding
                                                                       indebtedness.
Proposed Nasdaq National Market Symbol  . . . . . . . . . . . . . .    "SIND"

_______________

(1) Does not include up to 1,125,000 shares of Common Stock which may be offered by the Company upon exercise of the Underwriters' overallotment option.
(2) Excludes 638,397 shares of Common Stock at July 26, 1996 which have been granted under the Company's 1994 Stock Option Plan for Non-Employee Directors, 1994 Stock Option Plan and 1996 Stock Option Plan (collectively, the "Stock Option Plans"), 173,119 of which are subject to currently exercisable options.

                                 RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should carefully consider the factors set forth in "Risk Factors," as well as the other information set forth in this Prospectus before making an investment in the Common Stock.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                (in thousands, except share and per share data)

     The following summary consolidated financial information should be read in conjunction with the Consolidated Financial Statements and notes thereto and the other selected financial data set forth elsewhere in this Prospectus.


                                                                           NINE MONTHS            THREE MONTHS
                                              FISCAL YEAR                     ENDED                  ENDED
                                          ENDED SEPTEMBER 30,                JUNE 30,               JUNE 30,
                                  --------------------------------   --------------------   --------------------
                                      1993       1994     1995 (1)      1995       1996        1995       1996
                                  ---------   --------   ---------   ---------   --------   ---------   --------
STATEMENT OF OPERATIONS DATA:

  Net sales . . . . . . . . . . . $ 210,516   $234,977   $ 271,427   $ 194,349   $212,060   $  72,767   $ 82,843
  Gross profit. . . . . . . . . .    68,335     82,672      76,721      57,399     60,839      21,900     27,709
  Operating income. . . . . . . .    29,921     40,770      28,687      23,437     23,612       9,682     14,521
  Interest expense. . . . . . . .    20,854     20,011      22,514      17,027     17,253       5,846      5,863
  Income from continuing
    operations before provision
    for income taxes. . . . . . .     8,134     20,020       5,436       5,855      5,836       3,650      8,483
  Income from continuing
    operations. . . . . . . . . .     3,662     11,420       1,936       2,555      2,786       1,879      5,093

PRO FORMA FINANCIAL DATA:

Net income(2) . . . . . . . . . .                            3,336                  3,761                  5,418
Net income per share(2) . . . . .                        $    0.43               $   0.49               $   0.70
Weighted average common and
  common equivalent shares
  outstanding . . . . . . . . . .                        7,730,014              7,730,014              7,730,014

OTHER FINANCIAL DATA:

  EBITDA(3) . . . . . . . . . . . $  41,061   $ 52,421   $  42,887   $  33,960   $ 35,330   $  13,258   $ 18,556

  EBITDA as a percentage of net
  sales . . . . . . . . . . . . .      19.5%      22.3%       15.8%       17.5%      16.7%       18.2%      22.4%


Depreciation and amortization . . $  12,073   $ 12,390   $  14,937   $  11,078   $ 12,241   $   3,762   $  4,210



Capital expenditures  . . . . . .    11,759     31,866      13,313      12,169     30,439(4)    3,942     16,789(4)




                                                                                             AS OF JUNE 30, 1996
                                                                                   AS OF    ----------------------
                                                                                 SEPTEMBER                  AS
BALANCE SHEET DATA:                                                              30, 1995     ACTUAL   ADJUSTED(5)
                                                                                 --------   ---------  -----------
Working capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 69,039   $  66,800   $ 66,800
Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   312,300     325,532    325,532
Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   192,048     204,145    178,820

Stockholder's equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    57,756      60,508     85,833

           FOOTNOTES TO SUMMARY CONSOLIDATED FINANCIAL INFORMATION


(1) Fiscal 1995 results of operations include a pre-tax charge of $2,852 which occurred during the fourth quarter of fiscal 1995 to increase the allowance for doubtful accounts due to a customer who experienced severe financial difficulty. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

(2) Pro forma net income and pro forma net income per share reflect the reduction in interest expense resulting from the use of the estimated net offering proceeds of $25,325 to repay certain bank indebtedness calculated as of the beginning of the period indicated. See "Use of Proceeds".

(3) Represents income before interest, taxes, depreciation, and amortization. EBITDA is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.

(4) Capital expenditures for the three and nine months ended June 30, 1996 include $5 million for equipment purchased under a capital lease.

(5) Adjusted to give effect to the sale of the 1,718,750 Shares offered by the Company hereby (assuming an initial public offering price of $16.00 per share and after deducting the estimated underwriting discounts and expenses of the Offering) and the application of the estimated net proceeds therefrom. See "Use of Proceeds".

                                  RISK FACTORS

         Prospective investors should carefully review the information set forth below, in addition to the other information set forth in this Prospectus, prior to purchasing shares of Common Stock offered hereby.

RAW MATERIAL PRICES AND AVAILABILITY

         Polypropylene, a petroleum derivative, is the basic raw material used in the manufacture of substantially all of the Company's products. For the nine months ended June 30, 1996 and in fiscal 1995, polypropylene purchases accounted for approximately 50% of the Company's cost of sales. The price of polypropylene is primarily a function of manufacturing capacity, demand and the prices of petrochemical feedstocks, crude oil and natural gas liquids. Historically, the market price of polypropylene has fluctuated, such as in fiscal 1995 when the average market cost of polypropylene was approximately 50% higher than in fiscal 1994. A significant increase in the price of polypropylene that cannot be passed on to customers could have a material adverse effect on the Company's results of operations and financial condition. There can be no assurance that the price of polypropylene will not increase in the future or that the Company will be able to pass on any such increase to its customers. In addition, significant increases in demand for, or a significant disruption in supply of, polypropylene, without a corresponding expansion of polypropylene manufacturing capacity, could result in production shortages. Historically, the creation of such additional facilities has helped to relieve supply pressures although there can be no assurance that this will continue to be the case.

         The Company's major suppliers of polypropylene are Fina Oil & Chemical Company, Lyondell Polymers Company, Huntsman Polypropylene and Union Carbide. The loss of any one of the Company's suppliers could adversely affect the Company's business until alternative supply arrangements were secured. In addition, there is no assurance that any new supply agreement entered into by the Company would have terms comparable to those contained in current supply arrangements. See "Business--Raw Materials".

LEVERAGE

         The Company is highly leveraged. As of June 30, 1996, the Company had outstanding consolidated long-term debt (including current maturities) of approximately $179 million on a pro forma basis taking into account the application of the estimated net proceeds to the Company from the Offering. Furthermore, the Company may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing its indebtedness. The degree to which the Company is leveraged could have important consequences to holders of Common Stock, including: (i) impairment of the Company's ability to obtain additional financing in the future; (ii) reduction of funds available to the Company for its operations and general corporate purposes or for capital expenditures, as a result of the dedication of a substantial portion of the Company's net cash flow from operations to the payment of principal of and interest on the Company's indebtedness; (iii) the possibility of an event of default under financial and operating covenants contained in the Company's debt instruments which, if not cured or waived, could possibly have a material adverse effect on the Company; (iv) a relative competitive disadvantage if the Company is substantially more leveraged than its competitors; and (v) an inability to adjust to rapidly changing market conditions and consequent vulnerability in the event of a downturn in general economic conditions or its business because of the Company's reduced financial flexibility. The Company's ability to make scheduled payments or to refinance its obligations with respect to its indebtedness depends on its financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control. Although the Company's cash flow from its operations has historically been sufficient to meet its debt service obligations, there can be no assurance that the Company's operating results will continue to be sufficient for payment of the Company's indebtedness. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

COMPETITION

         The markets for the Company's products are highly competitive. In the manufacture and sale of carpet backing, which represented in excess of 50% and 49% of the Company's total net sales for the nine months ended June 30, 1996 and in fiscal 1995, respectively, the Company competes primarily with Amoco Fabrics and Fibers Co. ("Amoco"), a subsidiary of Amoco Corporation, and, to a lesser extent, certain other companies. Amoco has the leading position in the carpet backing market worldwide. In the manufacture and sale of the Company's other products, the Company generally competes with a number of other companies, including, in some cases, Amoco. Several of these competitors, particularly Amoco, are significantly larger and have substantially greater resources than the Company. The pricing policies of the Company's competitors have at certain times in the past limited the Company's ability to increase its sales prices or caused the Company to lower its sales prices. See "Business--Products," "--Marketing and Sales" and "--Raw Materials".

SIGNIFICANT CUSTOMER

         For the nine months ended June 30, 1996 and in fiscal 1995, Shaw Industries, Inc. ("Shaw"), a major carpet manufacturer and long-time customer of the Company, was the Company's largest single customer, accounting for approximately 18.4% and 18.2%, respectively, of the Company's total net sales and approximately 36.7% and 37.1%, respectively, of the Company's carpet backing sales. If Shaw were to significantly reduce or terminate its purchases of carpet backing from the Company, the Company's results of operations and financial condition could be materially adversely affected. The Company has no other customers that account for greater than 10% of its total net sales. For the nine months ended June 30, 1996 and in fiscal 1995, the Company's ten largest customers for carpet backing accounted for approximately 78% and 77%, respectively, of its total net sales to the carpet industry. See "Business--Products--Carpet Backing".

CERTAIN ANTI-TAKEOVER EFFECTS OF CHARTER AND RIGHTS PLAN

         The Company's Certificate of Incorporation and By-laws restrict the ability of stockholders to call special meetings or take stockholder action by written consent. These provisions could delay or hinder the removal of incumbent directors and could discourage or make more difficult a proposed merger, tender offer or proxy contest involving the Company or may otherwise have an adverse effect on the market price of the Common Stock. See "Description of Capital Stock--Certain Provisions of the Certificate of Incorporation". The Company also is subject to provisions of Delaware corporate law that will restrict the Company from engaging in certain business combinations with a person who, together with affiliates and associates, owns 15% or more of the Common Stock (an "Interested Stockholder") for three years after the person becomes an Interested Stockholder, unless certain conditions are met or the business combination is approved by the Company's Board of Directors (the "Board") and/or the Company's stockholders in a prescribed manner. These provisions also could render more difficult or discourage a merger, tender offer or other similar transaction. See "Description of Capital Stock--Section 203 of the DGCL".

         In addition, on __________, 1996, the Board declared a dividend distribution of one right (a "Right") for each share of Common Stock outstanding at the close of business on __________, 1996. A Right will also be attached to each share of Common Stock subsequently issued. The Rights will have certain anti-takeover effects. If triggered, the Rights would cause substantial dilution to a person or group of persons (other than certain exempt persons) that acquires more than 20% of the Common Stock on terms not approved by the Board. The Rights could discourage or make more difficult a merger, tender offer or other similar transaction. See "Description of Capital Stock--Rights Plan".

ABSENCE OF PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

         Prior to the Offering there has been no public market for shares of the Common Stock and there can be no assurances that an active trading market in the Common Stock will develop or be sustained after the Offering. The initial public offering price for the Common Stock will be determined solely by negotiations among Bear, Stearns

& Co. Inc., as the Representative of the Underwriters, the Company and the Selling Stockholder based on several factors and may not be indicative of the market price for the Common Stock after the Offering. See "Underwriting" for a description of the factors to be considered in determining the initial public offering price. In addition, the market price for shares of the Common Stock may be highly volatile. Factors such as the Company's cost of raw materials, average selling price, the introduction of new products by the Company or its competitors, changes in the estimates or recommendations of financial analysts regarding the Company and general market conditions may have a material adverse effect on the market price of the Common Stock.

                          -----------------------------
         This Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Prospectus, including, without limitation, statements under the captions "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, constitute forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Cautionary statements describing important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the caption "Risk Factors" and elsewhere in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such cautionary statements.

                                  THE COMPANY

         The Company is one of the world's leading producers of polypropylene fabrics and fibers for the home furnishing, construction, environmental, recreational and agricultural industries. The Company manufactures and sells more than 2,000 products in over 65 end-use markets. The Company believes that it is the second largest producer of carpet backing in the world and is the largest producer of synthetic fiber additives for concrete reinforcement through its Fibermesh(R) line of products. SI also produces polypropylene products for the geotextile and erosion control markets and is a leader in designing innovative products for specialty applications. The Company's products are engineered to meet specific customer criteria such as strength, flexibility, resistance to sunlight, water/air permeability and resistance to bacteria. The Company aims to compete in markets in which it can be the primary or secondary provider of such products, with over 93% of its products meeting this criterion. The Company's consolidated sales have grown from $188 million in fiscal 1991 to $271 million in fiscal 1995.

         Immediately prior to the completion of the Offering, all of the issued and outstanding capital stock of the Company was owned by the Selling
Stockholder.   SI Management L.P., a Delaware limited partnership, is the sole general partner of the Selling Stockholder and controls the management and affairs of the Selling Stockholder and therefore the Company. SI Management L.P. is controlled indirectly by Leonard Chill, Ralph Kenner, William Gardner Wright, Jr. and W. Wayne Freed (collectively, the "Subscribing Officers") and Jon P. Beckman, a former executive officer of the Company. See "Management--Executive Officers and Directors of the Company" and "Certain Relationships and Related Transactions".

         Of the 7,500,000 Shares offered hereby, 5,781,250 Shares are being sold by the Selling Stockholder. Immediately following the Offering, the Selling Stockholder will own no shares of Common Stock. As partners of SI Management L.P., the Subscribing Officers will be entitled after the Offering to receive proceeds from the liquidation of the Selling Stockholder that will take place after the Offering. The Subscribing Officers have entered into agreements with the Underwriters to use the net after-tax proceeds they receive from the liquidation of the Selling Stockholder to purchase Common Stock directly from the Company at the initial public offering price. After this purchase, the Subscribing Officers will own less than 1% of the outstanding Common Stock. Employees, officers and directors have been granted options to purchase an additional 7.2% of the Common Stock on a fully diluted basis. See "Principal and Selling Stockholders".

         The principal executive offices of the Company are located at 309 LaFayette Road, Chickamauga, Georgia 30707, and the Company's telephone number is (706) 375-3121.

                                USE OF PROCEEDS

         The net proceeds to the Company from the sale of the 1,718,750 Shares to be sold by the Company hereby (after payment of underwriting discounts and commissions and estimated expenses of the Offering) are estimated to be $25,325,000 ($41,965,000 if the Underwriters' overallotment option is exercised in full). The full amount of the net proceeds to the Company from the Offering will be used to repay certain outstanding bank indebtedness. On July 26, 1996, approximately $57.5 million was outstanding, at interest rates ranging from 7.94% to 9.0%, under the Company's Fourth Amended and Restated Revolving Credit and Security Agreement, dated as of October 20, 1995, as subsequently amended (the "Credit Facility"), among the Company, the financial institutions party thereto from time to time, as the lenders (the "Lenders"), and the First National Bank of Boston, as agent for the Lenders. The Credit Facility expires on October 1, 2001.

         The Company will not receive any proceeds from the sale of the Shares to be sold by the Selling Stockholder hereby.

                                DIVIDEND POLICY

         The Company has not declared or paid any cash or other dividends on the Common Stock and intends for the foreseeable future to retain its earnings to finance the development of its business and for repayment of debt. The declaration and payment of dividends by the Company are subject to the discretion of the Board. Any future determination to pay dividends will depend on the Company's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by the Board. In addition, the Credit Facility and the Company's $140 million original principal amount of 12 3/4% Senior Subordinated Debentures due December 1, 2002 (the "Debentures") contain restrictions on the Company's ability to declare and pay dividends. See "Description of Certain Indebtedness".

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company (i) at June 30, 1996, and (ii) as adjusted to give effect to (a) the 115,740.74-for-1 stock split to be consummated prior to the Offering, (b) the Offering and (c) the application of the estimated net proceeds therefrom. The information presented below should be read in conjunction with "Summary Consolidated Financial Information", "Selected Consolidated Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto, appearing elsewhere in this Prospectus.

                                                                                  JUNE 30, 1996
                                                                        ----------------------------------
                                                                            ACTUAL          AS ADJUSTED
                                                                        ---------------   ----------------
                                                                           (In thousands, except share
                                                                               and per share data)
 Long-term debt(1):
      Credit Facility(2):
          Revolving credit portion . . . . . . . . . . . . . . . . .    $       13,014    $           --
          Term loan portion  . . . . . . . . . . . . . . . . . . . .            45,000            32,689
      12 3/4% Senior Subordinated Debentures due 2002  . . . . . . .           140,000           140,000
      Capitalized lease obligation . . . . . . . . . . . . . . . . .             4,843             4,843
      Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             1,348             1,348
                                                                        --------------    --------------
          Total long-term debt . . . . . . . . . . . . . . . . . . .           204,205           178,880
            Less current portion . . . . . . . . . . . . . . . . . .               (60)              (60)
                                                                        --------------    ---------------
      Long term debt, net . . . . . . . . . . . . . . . . . . . . . .          204,145           178,820
                                                                        --------------    --------------

 Stockholder's equity:
      Common Stock $1.00 par value; 5,000 shares authorized,
          49.95  shares  issued and  outstanding;  25,000,000  shares authorized and 7,500,000  shares issued and outstanding, as
          adjusted(3)  . . . . . . . . . . . . . . . . . . . . . . .                               7,500
      Additional paid-in capital . . . . . . . . . . . . . . . . . .            69,300            87,125

      Cumulative translation adjustments . . . . . . . . . . . . . .                (5)               (5)


      Deficit  . . . . . . . . . . . . . . . . . . . . . . . . . . .            (8,787)           (8,787)
                                                                        --------------    ---------------
          Total stockholder's equity . . . . . . . . . . . . . . . .            60,508            85,833
                                                                        --------------    --------------

 Total capitalization  . . . . . . . . . . . . . . . . . . . . . . .    $      264,653    $      264,653
                                                                        ==============    ==============

- ----------
(1) For a description of the Company's long-term debt, see Note 8 of Notes to Consolidated Financial Statements.
(2) At July 26, 1996, the amount of borrowings under the Credit Facility was $57,500,000 and the amount available under the Credit Facility was $26,205,000. As adjusted for the Offering, the amount available under the Credit Facility was $38,705,000.
(3) Excludes 638,397 shares of Common Stock at July 26, 1996 which have been granted under the Stock Option Plans, 173,119 of which are subject to currently exercisable options.

                                    DILUTION

         The net tangible book value of the Company as of June 30, 1996 was a deficit of approximately $24.3 million, or ($4.21) per share. Net tangible book value per share is equal to stockholder's equity less the net book value of goodwill and identified intangible assets, divided by the number of shares outstanding. After giving effect to the sale by the Company of 1,718,750 Shares in the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," the pro forma net tangible book value of the Company at June 30, 1996 would have been approximately $1 million, or $0.13 per share. This represents an immediate increase in net tangible book value of $4.34 per share to the existing stockholder and an immediate net dilution of tangible book value of $15.87 per share to new investors purchasing Shares in the Offering. The following table illustrates this dilution:

    Initial public offering price(1)  . . . . . . . . . . . . . . . . . .                       $    16.00
         Net tangible book value per share before the Offering  . . . . .     $       (4.21)
         Increase per share attributable to new investors . . . . . . . .              4.34
                                                                              -------------
    Pro forma net tangible book value per share after the Offering  . . .                             0.13
                                                                                                ----------
    Dilution per share to new investors(2)  . . . . . . . . . . . . . . .                       $    15.87
                                                                                                 =========

(1) Initial public offering price before deduction of underwriting discounts and commissions and estimated expenses of the Offering to be paid by the Company.
(2)      Assumes no exercise of outstanding stock options.

         The following table summarizes, on a pro forma basis as of June 30, 1996, the differences between the existing stockholder and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholder and new investors (based on the assumed initial public offering price):

                                                                               TOTAL
                                           SHARES PURCHASED                CONSIDERATION
                                      ---------------------------   ----------------------------     AVERAGE
                                                                                                      PRICE
                                         NUMBER        PERCENT         AMOUNT         PERCENT       PER SHARE
                                      --------------  -----------   --------------   -----------   ------------
Existing stockholder  . . . . . .       5,781,250         77.1%    $  69,300,000        71.6%      $   11.99
New investors . . . . . . . . . .       1,718,750         22.9        27,500,000        28.4           16.00
                                      -----------    ---------     -------------    --------
     Total  . . . . . . . . . . .       7,500,000        100.0%    $  96,800,000       100.0%
                                      ===========    =========      ============    ========

         The table set forth above assumes no exercise of the Underwriters' overallotment option or of any outstanding stock options. See footnote 3 under "Capitalization" for information regarding the number of shares issuable upon exercise of stock options outstanding at July 26, 1996 and "Underwriting" for information concerning the Underwriters' over-allotment option.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                (in thousands, except share and per share data)

         The statement of operations data for the fiscal years ended September 30, 1993, 1994 and 1995 and the balance sheet data as of September 30, 1994 and 1995 are derived from the Consolidated Financial Statements that have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this Prospectus. The statement of operations data for the years ended September 30, 1991 and 1992 and the balance sheet data as of September 30, 1991, 1992 and 1993 are derived from audited financial statements of the Company that are not included herein. The statement of operations and balance sheet data as of and for the three and nine month periods ended June 30, 1995 and 1996 have been derived from the unaudited interim financial statements of the Company and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to fairly present the data for such periods. The pro forma financial data is provided for informational purposes only, is unaudited and is not necessarily indicative of future results or what the operating results would have been had the transactions actually been consummated as of the beginning of the periods indicated. The following Selected Consolidated Financial Information should be read in conjunction with the Consolidated Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                     NINE MONTHS            THREE MONTHS
                                                                                       ENDED                    ENDED
                                       FISCAL YEAR ENDED SEPTEMBER 30,                JUNE 30,                 JUNE 30,
                             --------------------------------------------------  --------------------   ----------------------
                               1991       1992      1993      1994     1995 (1)    1995       1996        1995         1996
                             --------   --------  --------  --------  ---------  ---------  ---------   ---------   ----------
STATEMENT OF OPERATIONS DATA:
  Net sales   . . . . . .    $188,446   $195,739  $210,516  $234,977  $ 271,427  $ 194,349  $ 212,060   $  72,767    $  82,843
  Cost of sales   . . . .     130,828    133,690   142,181   152,305    194,706    136,950    151,221      50,867       55,134
                             --------   --------  --------  --------  ---------  ---------  ---------   ---------    ---------

  Gross profit  . . . . .     57,618     62,049    68,335    82,672      76,721     57,399     60,839      21,900       27,709
  Selling, general and ad-
    ministrative expenses     27,192     31,795    35,799    39,403      45,468     32,044     35,283      11,570       12,540

  Amortization of
      intangibles . . . .       2,835      2,598     2,615     2,499      2,566      1,918      1,944         648          648
                             --------   --------  --------  --------  ---------  ---------  ---------   ---------    ---------
      Operating income  .      27,591     27,656    29,921    40,770     28,687     23,437     23,612       9,682       14,521
      Interest expense  .      19,155     17,865    20,854    20,011     22,514     17,027     17,253       5,846        5,863
  Amortization of deferred
      financing costs . .       2,151      1,636       933       739        737        555        523         186          175
                             --------   --------  --------  --------  ---------  ---------  ---------   ---------    ---------
  Income from continuing
    operations before
    provision for income
    taxes   . . . . . . .       6,285      8,155     8,134    20,020      5,436      5,855      5,836       3,650        8,483
  Provision for income
    taxes   . . . . . . .       4,475      4,560     4,472     8,600      3,500      3,300      3,050       1,771        3,390
                             --------   --------  --------  --------  ---------  ---------  ---------   ---------    ---------
  Income from continuing
    operations  . . . . .    $  1,810   $  3,595  $  3,662  $ 11,420  $   1,936  $   2,555  $   2,786   $   1,879    $   5,093
                             ========   ========  ========  ========  =========  =========  =========   =========    =========
  Net income (loss) (2)         1,501     (3,972)  (12,310)   11,420      1,936      2,555      2,786       1,879        5,093
                             ========   ========= ========= ========  =========  =========  =========   =========    =========
PRO FORMA FINANCIAL DATA:
  Net income (3)  . . . .                                             $   3,336  $   3,605  $   3,761   $   2,229    $   5,418
  Net income per share(3)                                                  0.43       0.47       0.49        0.29         0.70
  Weighted average
    common and
    common equivalent
    shares outstanding  .                                             7,730,014  7,730,014  7,730,014   7,730,014    7,730,014

                                           AS OF SEPTEMBER 30,                  AS OF JUNE 30,
                           -------------------------------------------------  ------------------
BALANCE SHEET DATA:          1991       1992      1993      1994      1995      1995      1996
                           --------   --------  --------  --------  --------  --------  --------
    Working capital   . . .$ 40,414   $ 33,980  $ 42,055  $ 44,114  $ 69,039  $ 70,452  $ 66,800
    Total assets  . . . . . 251,918    254,581   260,372   287,933   312,300   316,450   325,532

    Long-term debt  . . . . 152,381    158,638   164,723   172,490   192,048   196,760   204,145
    Stockholders equity   .  62,838     56,700    44,423    55,817    57,756    58,389    60,508

            FOOTNOTES TO SELECTED CONSOLIDATED FINANCIAL INFORMATION

(1) Fiscal 1995 results of operations include a pre-tax charge of $2,852 which occurred during the fourth quarter of fiscal 1995 to increase the allowance for doubtful accounts due to a customer who experienced severe financial difficulty. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

(2) Net income for fiscal 1993 includes (i) an extraordinary loss of $8,892 from the early extinguishment of debt, (ii) a charge of $8,500 for the cumulative effect of an accounting change and (iii) a gain of $1,420 on the disposal of discontinued operations. See Notes 9, 11 and 12 of Notes to Consolidated Financial Statements. Net income for the fiscal 1992 includes a loss from discontinued operations of $553 and a loss on the disposal of discontinued operations of $7,014. Net income for fiscal 1991 includes a loss from discontinued operations of $309.

(3) Pro forma net income and pro forma net income per share reflect the reduction in interest expense resulting from the use of the estimated net offering proceeds of $25,325 to repay certain bank indebtedness calculated as of the beginning of the period indicated. See "Use of Proceeds".

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the information contained in the Consolidated Financial Statements, including the notes thereto, and the other financial information appearing elsewhere in this Prospectus. Dollar amounts are in thousands. The following discussion includes forward-looking statements that involve certain risks and uncertainties. See "Risk Factors".

INTRODUCTION

         The Company's net sales in recent years have increased due to a variety of factors, including generally increasing sales volumes as a result of growing demand for the Company's products and the Company's ability to expand its markets through development of new products.

         The Company's products are sold along three principal product lines: carpet backing, construction and civil engineering products, and technical textiles. The following table summarizes net sales growth for each of these product lines during the fiscal years ended September 30, 1993, 1994 and 1995 and the nine month periods ended June 30, 1995 and 1996:

                                       FISCAL YEAR ENDED SEPTEMBER 30,                       NINE MONTHS ENDED JUNE 30,
                           ------------------------------------------------------      ------------------------------------
                                  1993              1994              1995                    1995              1996
                           -----------------  ----------------    ----------------     -----------------   ----------------
Carpet backing  . . . .    $106,406    50.5%  $117,791   50.1%    133,025    49.0%     $ 98,748    50.8%     106,376   50.2%
Construction and
  civil engineering . .      47,899    22.8     68,706   29.3      82,933     30.6       54,134    27.9       64,981   30.6
Technical textiles  . .      56,211    26.7     48,480   20.6      55,469     20.4       41,467    21.3       40,703   19.2
                           --------  ------   --------  -----    --------   ------      -------   -----      -------  -----
Net sales . . . . . . .    $210,516   100.0%  $234,977  100.0%   $271,427   100.0%     $194,349   100.0%   $ 212,060  100.0%
                           ========  =======  ========  =======  ========  =======     ========   ======   =========  ======




         The Company's carpet backing business has grown at a faster rate than that of the industry as a whole, principally due to recent market share gains in the consumer carpet backing market and increased penetration of the commercial carpet backing market. The Company's construction and civil engineering business has grown significantly over the past three years due to increased acceptance of the Company's proprietary concrete reinforcement products, the expansion of this product line to offer a full range of geosynthetic products to the markets the Company serves and other innovative product offerings. Over the past three years, the Company has streamlined its technical textile business and exited several product lines which did not meet the Company's strategic sales and profitability objectives. The Company believes that it has positioned its technical textile business for increased sales and profitability.

         While the Company's sales have grown in each of the past three years, the Company's operating income has fluctuated due to a variety of factors, principally related to changes in the cost of polypropylene, the Company's primary raw material. The Company believes that the selling prices of its products will adjust over time to reflect changes in polypropylene costs, although movements in polypropylene costs favorably affected operating results for fiscal 1994 and adversely affected operating results for fiscal 1995. Based upon normal Company inventory levels, changes in polypropylene costs generally affect the Company's results of operations two to three months after the change occurs. Accordingly, as a result of polypropylene price decreases in the first quarter of fiscal 1996, the Company's effective cost of polypropylene began to decline in the second quarter of fiscal 1996. This decrease in polypropylene costs, without a corresponding decrease in selling prices, in part accounted for increased operating income in the third quarter of fiscal 1996 to $14,521, as compared to $9,682 for the comparable period of fiscal 1995. Recent polypropylene price increases in the third and fourth quarters of fiscal 1996 are expected to be offset by the Company's recently effected price increases for a majority of its products.

         According to a June 1996 report by Chemical Data Inc. ("Chem Data"), a monthly petrochemical and plastics analysis publication, current annual polypropylene capacity in North America is 12.4 billion pounds per year, up from 11.4 billion pounds at December 31, 1995. Total average annual capacity will rise to 12.6 billion pounds per year for 1997 and 14.0 billion pounds per year for 1998. Historically, the creation of additional capacity has helped to relieve supply pressures although there can be no assurance that this will continue to be the case. Chem Data also projects that polypropylene prices will peak in the third calendar quarter of 1996 before beginning to decline in the last three months of calendar 1996.

         The Company historically has operated at or near full capacity on a 24-hour per day, seven days per week, 350 days per year schedule. Reflecting this level of capacity utilization, the Company invested approximately $80,000 on its six manufacturing facilities during the five year period ended September 30, 1995, and is currently completing a major $35,000 expansion at its largest manufacturing facility. Based on existing product prices and demand, this expansion should increase the Company's sales by as much as $30,000 over the next twelve months.

         The following table sets forth the percentage relationships to net sales of certain income statement items. See "Selected Consolidated Financial Information", as well as the Consolidated Financial Statements, the notes thereto and other financial information included elsewhere in the Prospectus for more detailed financial information.

                                                                     NINE MONTHS            THREE MONTHS
                                 YEAR ENDED SEPTEMBER 30,           ENDED JUNE 30,         ENDED JUNE 30,
                           ----------------------------------- ----------------------- -----------------------
                               1993        1994        1995        1995        1996       1995        1996
                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
 Net sales . . . . . . . .    100.0%      100.0%      100.0%      100.0%      100.0%      100.0%     100.0%
    Cost of sales  . . . .     67.6        64.8        71.7        70.5        71.3        69.9       66.6
                           --------    --------    --------    --------    --------    --------    -------
    Gross profit . . . . .     32.4        35.2        28.3        29.5        28.7        30.1       33.4
 Selling expenses  . . . .      9.2         9.3         9.0         9.1         9.1         9.1        8.8

 General and
    administrative
    expenses . . . . . . .      7.8         7.5         7.8         7.4         7.6         6.8        6.3
 Amortization of
    intangibles  . . . . .      1.2         1.0         0.9         1.0         0.9         0.9        0.8
                           --------    --------    --------    --------    --------    --------    -------
    Operating income . . .     14.2        17.4        10.6        12.0        11.1        13.3       17.5
 Interest expense  . . . .      9.9         8.5         8.3         8.8         8.1         8.0        7.1
 Amortization of deferred
    financing costs  . . .      0.4         0.3         0.3         0.2         0.3         0.3        0.2
                           --------    --------    --------    --------    --------    --------    -------
 Income from continuing
    operations before
    provision for taxes  .      3.9         8.6         2.0         3.0         2.7         5.0       10.2
 Provision for income
    taxes  . . . . . . . .      2.1         3.7         1.3         1.7         1.4         2.4        4.1
                           --------    --------    --------    --------    --------    --------    -------
 Income from continuing
    operations . . . . . .      1.8%        4.9%        0.7%        1.3%        1.3%        2.6%       6.1%
                           =========   =========   =========   =========   =========   =========   ========

RESULTS OF OPERATIONS

         THREE MONTHS ENDED JUNE 30, 1996 AS COMPARED TO THREE MONTHS ENDED JUNE 30, 1995

         Net sales for the three months ended June 30, 1996 were a record $82,843 for a quarterly period compared to $72,767 for the same period of fiscal 1995, an increase of $10,076, or 13.8%. This increase was primarily due to increased sales of carpet backing and construction and civil engineering products. Carpet backing sales for the three months ended June 30, 1996 were $37,487 compared to $34,441 for the same period of fiscal 1995, an increase of $3,046 or 8.8%. This increase was primarily the result of higher unit volume in primary and secondary carpet backing partially offset by lower average selling prices from the prior period. Construction and civil engineering product sales for the three months ended June 30, 1996 were $30,525 compared to $23,780 for the same period of fiscal 1995, an increase of $6,745, or 28.4%. This increase was primarily due to a 5.5% increase in sales of Fibermesh(R) and a 51.1% increase in sales of geotextile and erosion control products during the third quarter of fiscal 1996 compared to the same period in fiscal 1995. Technical textiles sales for the three months ended June 30, 1996 were $14,831 compared to $14,546 for the same period of fiscal 1995, an increase of $285, or 2.0%, resulting primarily from sales gains in the furniture and bedding markets.

         Gross profit for the three months ended June 30, 1996 was $27,709 compared to $21,900 for the same period of fiscal 1995, an increase of $5,809, or 26.5%. As a percentage of sales, gross profit increased to 33.4% from 30.1%. This increase was primarily due to increased sales volumes as well as lower average polypropylene costs. See "--Introduction".

         Selling expenses for the three months ended June 30, 1996 increased $680, or 10.3%, to $7,307 as compared to $6,627 for the same period of fiscal 1995, reflecting increased expenditures associated with higher sales volume as well as increased marketing expenses. These expenses related to the Company's strategy to leverage its market position in its core businesses as well as the Company's expectation of higher sales resulting from the completion of its capacity expansion program later this year. As a percentage of sales, selling expenses decreased from 9.1% to 8.8%, principally due to the significant increase in sales without a corresponding increase in selling costs.

         General and administrative expenses for the three months ended June 30, 1996 were $5,233 compared to $4,943 for the same period of fiscal 1995, an increase of $290, or 5.9%, principally due to expenditures related to continued improvements in the Company's Management Information Systems. As a percentage of sales, general and administrative expenses decreased from 6.8% to 6.3%, principally due to the increase in sales without a corresponding increase in general and administrative expenses.

         Operating income for the three months ended June 30, 1996 was $14,521 compared to $9,682 for the same period of fiscal 1995, an increase of $4,839, or 50%. As a percentage of sales, operating income increased to 17.5% from 13.3%. This increase was primarily due to the factors discussed above.

         Total interest expense for the three months ended June 30, 1996 was $5,863 compared to $5,846 for the same period of fiscal 1995, principally due to higher average borrowings under the Credit Facility partially offset by lower effective interest rates.

         The effective income tax rate for the three months ended June 30, 1996 was 40.0% compared to 48.5% for the same period of 1995, principally due to the effect of higher nondeductible expenses, including the amortization of goodwill, on lower taxable income in fiscal 1995.

         Net income for the three months ended June 30, 1996 was a record $5,093 for a quarterly period compared to $1,879 for the same period of fiscal 1995, an increase of $3,214, or 171%. This increase was primarily due to higher sales volumes and lower average polypropylene costs.

         NINE MONTHS ENDED JUNE 30, 1996 AS COMPARED TO NINE MONTHS ENDED JUNE 30, 1995

         Net sales for the nine months ended June 30, 1996 were $212,060 compared to $194,349 for the same period of fiscal 1995, an increase of $17,711, or 9.1%. This increase was primarily due to increased sales of carpet backing and construction and civil engineering products. Carpet backing sales for the nine months ended June 30, 1996 were $106,376 compared to $98,748 for the same period of fiscal 1995, an increase of $7,628, or 7.7%. This increase was the result of higher unit volume in primary and secondary carpet backing, partially offset by lower average selling prices. Construction and civil engineering product sales for the nine months ended June 30, 1996 were $64,981 compared to $54,134 for the same period of fiscal 1995, an increase of $10,847 or 20%. This increase was due to an increase in sales of geotextile and erosion control fabrics of $10,771, or 41.9%, resulting primarily from nonwoven sales in the landfill and roadway and building site markets. Technical textiles sales for the nine months ended June 30, 1996 were $40,703 compared to $41,467 for the same period of fiscal 1995, a decrease of $764, or 1.8%. This decrease was primarily due to an adverse condition in the agricultural market that the Company serves as well as the discontinuance of several product lines which did not meet the Company's strategic and profitability objectives, partially offset by sales increases in the furniture and bedding markets.

         Gross profit for the nine months ended June 30, 1996 was $60,839 compared to $57,399 for the same period of fiscal 1995, an increase of $3,440, or 6.0%. As a percentage of sales, gross profit decreased from 29.5% to 28.7%. These results were primarily due to lower average carpet backing selling prices and increased manufacturing costs associated with plant shutdowns due to the winter ice storms in 1996. See "--Introduction".

         Selling expenses for the nine months ended June 30, 1996 were $19,259 compared to $17,591 for the same period of fiscal 1995, an increase of $1,668, or 9.5%. This increase was primarily due to increased expenditures associated with higher sales volume as well as increased marketing expenses. These expenses related to the Company's strategy to leverage its market position in its core businesses as well as the Company's expectation of higher sales resulting from the completion of its capacity expansion program later this year. As a percentage of sales, selling expenses remained constant at 9.1% of sales.

         General and administrative expenses for the nine months ended June 30, 1996 were $16,024 compared to $14,453 for the same period of fiscal 1995, an increase of $1,571, or 10.9%. As a percentage of sales, general and administrative expenses increased from 7.4% to 7.6%. This increase was primarily due to the increased marketing expenses related to the Company's expectation of higher sales resulting from the completion of its capacity expansion program later this year as well as an increased investment in the Company's Management Information Systems.

         Operating income for the nine months ended June 30, 1996 was $23,612 compared to $23,437 for the same period of fiscal 1995, an increase of $175, or 0.7%. As a percentage of sales, operating income decreased to 11.1% from 12.1%. These changes were primarily due to the factors discussed above.

         Total interest expense for the nine months ended June 30, 1996 was $17,253 compared to $17,027 for the same period of fiscal 1995, an increase of $226, or 1.3%. This increase was primarily due to higher average total borrowings outstanding under the Credit Facility, partially offset by lower interest rates.

         The effective income tax rate for the nine months ended June 30, 1996 was 52.3% as compared to 56.4% for the same period of 1995, principally due to the timing of certain nondeductible expense charges in 1995. Nondeductible expense charges include the amortization of goodwill.

         Net income for the nine months ended June 30, 1996 was $2,786 compared to $2,555 for the same period of fiscal 1995, an increase of $231, or 9.0%. This increase was primarily due to higher sales volumes, partially offset by lower average selling prices, higher manufacturing costs associated with plant shutdowns as a result of the winter ice storms in 1996 and increased selling, general and administrative expenses in expectation of future sales growth.

         FISCAL 1995 COMPARED TO FISCAL 1994

         Net sales for fiscal 1995 were $271,427 compared to $234,977 for fiscal 1994, an increase of $36,450, or 15.5%. This increase was primarily due to unit volume growth in certain product lines and higher average selling prices. Carpet backing sales for fiscal 1995 were $133,025 compared to $117,791 for fiscal 1994, an increase of $15,234, or 12.9%. This increase was primarily due to higher unit volume due in part to increased market share in both primary and secondary carpet backing as well as higher selling prices as compared to fiscal 1994. Construction and civil engineering product sales for fiscal 1995 were $82,933 compared to $68,706 for fiscal 1994, an increase of $14,227, or 20.7%. This increase was primarily due to a significant growth in sales of geosynthetic products as well as an increase in sales of Fibermesh(R) fibers. Technical textiles sales for fiscal 1995 were $55,469 compared to $48,480 for fiscal 1994, an increase of $6,989, or 14.4%. This increase was primarily due to unit volume growth in the furniture and bedding markets.

         Gross profit for fiscal 1995 was $76,721 compared to $82,672 for fiscal 1994, a decrease of $5,951, or 7.2%. As a percentage of sales, gross profit decreased to 28.3% from 35.2%. This decrease was primarily due to the higher polypropylene costs, offset partially by higher average selling prices. See "--Introduction".

         Selling expenses for fiscal 1995 were $24,273 compared to $21,815 for fiscal 1994, an increase of $2,458, or 11.3%. This increase was primarily due to increased marketing efforts in the construction and civil engineering products lines as a direct result of increased sales. However, as a percentage of sales, selling expenses decreased from 9.3% to 8.9%.

         General and administrative expenses for fiscal 1995 were $21,195 compared to $17,588 for fiscal 1994, an increase of $3,607, or 20.5%. As a percentage of sales, general and administrative expenses increased from 7.5% to 7.8%. This increase was primarily due to a charge of $2,852 related to an increase in the allowance for doubtful accounts during the fourth quarter of fiscal 1995. The charge was taken to establish a reserve for accounts receivable for a carpet backing customer who experienced severe financial difficulties. The Company believes the reserve provided is adequate for this account to cover any future potential losses and in the opinion of management, no significant future loss of revenue is anticipated.

         Operating income for fiscal 1995 was $28,687 compared to $40,770 for fiscal 1994, a decrease of $12,083, or 29.6%. As a percentage of sales, operating income decreased to 10.6% from 17.4%. This decrease was primarily due to the change in gross profit associated with higher raw material costs.

         Total interest expense for fiscal 1995 was $22,514 compared to $20,011 for fiscal 1994. This increase was due to a higher average total debt outstanding and a higher base rate for the Credit Facility.

         The effective income tax rate for fiscal 1995 was 64.3% compared to 43% for fiscal 1994. The increase was primarily due to the effect of nondeductible expenses, including the amortization of goodwill, on lower taxable income in fiscal 1995.

         Net income for fiscal 1995 was $1,936 compared to $11,420 for fiscal 1994, a decrease of $9,484, or 83%. This decrease was primarily due to increased raw material and interest costs.

         FISCAL 1994 COMPARED TO FISCAL 1993

         Net sales for fiscal 1994 were $234,977, as compared to $210,516 for fiscal 1993, an increase of $24,461, or 11.6%. This increase was the result of increased sales of carpet backing and construction and civil engineering products offset by a decrease in sales of technical textiles. Carpet backing sales for fiscal 1994 were $117,791, as compared to $106,406 for fiscal 1993, an increase of $11,385, or 10.7%. This was principally due to increased volume due in part to increased market share of both primary and secondary carpet backing. Construction and civil engineering product sales were $68,706 for fiscal 1994, as compared to $47,899 for fiscal 1993, an increase of $20,807, or 43.4%. This was due to a 20.4% increase in Fibermesh(R) sales and an 85% increase in sales of geotextiles and erosion control fabrics. Technical textiles sales were $48,480 for fiscal 1994, as compared to $56,211 for fiscal 1993, a decrease of $7,731, or 13.8%. This decrease was principally due to the phase out of several product lines which did not meet the Company's strategic and profitability objectives. The equipment associated with the discontinued product lines was redirected to the additional production of woven geotextiles.

         Gross profit for fiscal 1994 was $82,672, as compared to $68,335 for fiscal 1993, an increase of $14,337, or 21.0%. As a percentage of net sales, gross profit increased from 32.5% for fiscal 1993 to 35.2% in fiscal 1994. The increase in gross profit was due primarily to the increased sales volume, as well as increased gross margin on such sales. Gross margin improved principally as a result of lower average polypropylene costs during fiscal 1994. See "--Introduction".

         Selling expenses for fiscal 1994 were $21,815, as compared to 19,395 for fiscal 1993, an increase of $2,420, or 12.5%. The increase in selling expenses was primarily due to the growth in net sales. As a percentage of net sales, selling expenses increased from 9.2% to 9.3%. General and administrative expenses for fiscal 1994 were $17,588, as compared to $16,404 for fiscal 1993, an increase of $1,184, or 7.2%. However, as a percentage of net sales, general and administrative expenses decreased from 7.8% to 7.5%.

         Operating income was $40,770 for fiscal 1994 compared to $29,921 for fiscal 1993. As a percentage of net sales, operating income increased to 17.4% in fiscal 1994 from 14.2% in fiscal 1993. The increase in operating income was primarily due to increased gross profit partially offset by higher selling expenses.

         Interest expense for fiscal 1994 was $20,011 as compared to $20,854 for fiscal 1993. This decrease was a result of decreased average borrowings under the Credit Facility and the redemption of the Company's $40,000 zero coupon junior debenture due December 1, 1999, at its accreted value ($17,093) during 1993, partially offset by the interest payments made in fiscal 1994 relating to the Debentures.

         The effective income tax rate for fiscal 1994 was 43.0% as compared to 55.0% for fiscal 1993, principally due to the effect of nondeductible expenses on lower income in fiscal 1993.

         Income from continuing operations for fiscal 1994 was $11,420 as compared to $3,662 for fiscal 1993, an increase of $7,758, or 211.9%. The Company had net income of $11,420 for fiscal 1994 compared to a net loss of $12,310 for fiscal 1993. The net loss for fiscal 1993 included an extraordinary loss of $8,892 (net of tax) from the early extinguishment of debt, a charge of $8,500 for the cumulative effect on prior fiscal years of a change in accounting principle for income taxes, and a gain of $1,420 from the reversal of a provision for disposal of discontinued operations in fiscal 1992.

LIQUIDITY AND CAPITAL RESOURCES

         To finance its capital expenditures program and fund its operational needs, the Company has relied upon cash provided by operations, supplemented as necessary by bank lines of credit and long-term indebtedness. Cash provided by (used in) operating activities was $18,353 and ($11,934) for the nine months ended June 30, 1996 and 1995, respectively, and ($35) and $23,962 for fiscal 1995 and 1994, respectively.

         Cash provided by operating activities in the nine months ended June 30, 1996 and 1995 consists of net income of $2,786 and $2,555, respectively, after deducting non-cash charges of $13,544 and $12,788 and changes in net working capital of $2,023 and ($27,277) for each respective period. The increase in cash provided by operating activities during the nine months ended June 30, 1996 as compared to 1995 was principally due to fluctuations in the Company's working capital requirements. The changes included reduced inventory and accounts payable balances in

1996 resulting primarily from lower inventory quantities and lower polypropylene costs, as well as increased collections on accounts receivable.

         Cash provided by (used in) operating activities in fiscal 1995 and 1994 resulted primarily from net income of $1,936 and $11,420, respectively, after deducting non-cash charges of $17,945 and $16,703 and net working capital changes of approximately ($19,916) and ($4,161), for each respective period. The decrease in cash provided by operating activities in fiscal 1995 as compared to fiscal 1994 was principally due to lower net income and fluctuations in working capital requirements. Working capital requirements increased primarily due to increases in accounts receivable, inventory and accounts payable. The increase in accounts receivable results from increased sales over the prior year particularly in certain seasonal product lines. The increases in inventory and accounts payable result from the effects of higher polypropylene costs, as well as increased units in finished goods and raw materials. Working capital amounted to $66,800 and $70,452 at June 30, 1996 and 1995, respectively, and $69,039 and $44,114 at September 30, 1995 and 1994, respectively.

         Capital expenditures in fiscal 1995 and 1994 were approximately $13,300 and $31,900, respectively. The Company has planned $37,000 of capital expenditures during fiscal 1996, primarily to increase woven manufacturing capacity at its largest facility. Of this amount, $30,439 has been spent through June 30, 1996, including a capital lease to finance $5,000 of equipment. The Company expects to incur approximately $35,000 of additional capital expenditures in each of fiscal 1997 and 1998, primarily to expand capacity and to continue to reduce manufacturing costs, subject in each case to prevailing market conditions.

         The Credit Facility provides for potential borrowing capacity of up to $85,000 and is comprised of term loan borrowings of $45,000 (of which $10,000 is payable in 1999 and $17,500 is payable in each of 2000 and 2001) and a revolving credit loan portion (the "Revolver") of up to $40,000. The Revolver provides for availability based on a borrowing formula consisting of 85% of eligible accounts receivable and 50% of eligible inventory, subject to certain limitations. The maximum amount available for borrowing under the Revolver at June 30, 1996 was $25,691. The Credit Facility expires on October 1, 2001.
See "Description of Certain Indebtedness".

         On December 14, 1992, the Company issued $140,000 of the Debentures, which represent unsecured obligations of the Company. The Debentures are redeemable at the option of the Company at any time on or after December 1, 1997, at an initial redemption price of 106.375% of their principal amount together with accrued interest, with declining redemption prices thereafter. Interest on the Debentures is payable semi-annually on June 1 and December 1.

         At June 30, 1996, the Company's total outstanding indebtedness amounted to $204,205. Such indebtedness consists primarily of borrowings under the Credit Facility of $58,014, $140,000 aggregate principal amount of the Debentures and an outstanding capital lease obligation of $4,843 dated as of May 28, 1996. Cash interest paid during the nine months ended June 30, 1996 and 1995 was $21,125 and $21,079, respectively, and during fiscal 1995, 1994 and 1993 was $22,334, $19,787 and $14,913, respectively. The Company intends to use the estimated net proceeds of approximately $25,325 from the Offering to repay the Revolver borrowings and a portion of term loan borrowings under the Credit Facility. See "Use of Proceeds" and "Capitalization".

         Based on current levels of operations and anticipated growth, the Company's management expects cash from operations to provide sufficient cash flow to satisfy the debt service requirements of the long-term obligations, including interest thereon, permit anticipated capital expenditures and fund the Company's working capital requirements for the next twelve months.

INFLATION AND SEASONALITY

         The Company does not believe that its operations have been materially affected by inflation during the three most recent fiscal years. While the Company does not expect that inflation will have a material impact upon operating results, there is no assurance that its business will not be affected by inflation in the future.

         The Company's sales and income from continuing operations have historically been higher in the third and fourth quarters of its fiscal year. While sales and operating income in the carpet backing and technical textile product lines are not greatly affected by seasonal trends, sales of construction and civil engineering products are lower in the first and second quarters of any given fiscal year due to the impact of adverse weather conditions on the construction and civil engineering markets. Consequently, as sales from construction and civil engineering products continue to increase as a percentage of the Company's total sales, the seasonality of these products' sales will affect total sales of the Company to a greater degree.

RECENT ACCOUNTING PRONOUNCEMENTS

         In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995; therefore, the Company will adopt SFAS No. 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

         In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" which will be effective for the Company beginning October 1, 1996. SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company will account for stock-based compensation awards under the provisions of Accounting Principles Board Opinion No. 25, as permitted by SFAS No. 123. In accordance with SFAS No. 123, beginning in the fiscal year ended September 30, 1997, the Company will make pro forma disclosures relative to stock-based compensation as part of the accompanying footnotes to the consolidated financial statements.

                                    BUSINESS

THE COMPANY

         The Company is one of the world's leading producers of polypropylene fabrics and fibers for the home furnishing, construction, environmental, recreational and agricultural industries. The Company manufactures and sells more than 2,000 products in over 65 end-use markets. The Company believes that it is the second largest producer of carpet backing in the world and is the largest producer of synthetic fiber additives for concrete reinforcement through its Fibermesh(R) line of products. SI also produces polypropylene products for the geotextile and erosion control markets and is a leader in designing innovative products for specialty applications. The Company's products are engineered to meet specific customer criteria such as strength, flexibility, resistance to sunlight, water/air permeability and resistance to bacteria. The Company aims to compete in markets in which it can be the primary or secondary provider of such products, with over 93% of its products meeting this criterion. The Company's consolidated sales have grown from $188 million in fiscal 1991 to $271 million in fiscal 1995.

         The Company's products are sold along three principal product lines: carpet backing, construction and civil engineering products, and technical textiles. The Company has a worldwide presence in carpet backing, a woven fabric used in all modern tufted carpets, and is one of the two leading manufacturers in the U.S. that produce a broad range of primary and secondary carpet backing. Carpet backing accounted for approximately 49% of the Company's fiscal 1995 sales. The Company's construction and civil engineering products are its fastest growing product line and include fiber additives for concrete reinforcement and environmental and geotextile products used in roadways, landfills and building sites to stabilize soils and control erosion. The Company's sales to the construction and civil engineering market have grown from approximately $24 million in fiscal 1991 to approximately $83 million in fiscal 1995. These products represented approximately 31% of the Company's total sales in fiscal 1995, up from approximately 13% of total sales in fiscal 1991. The Company's technical textile products are comprised of specialty fabrics, industrial yarns and fibers used in diverse applications such as filtration (e.g., wastewater treatment, air filtration and bauxite mining), agriculture (e.g., shade cloth and ground cover) and recreation (e.g., swimming pool covers and trampoline mats). These products are highly engineered to meet niche customer applications and represented approximately 20% of fiscal 1995 sales. The Company's products are principally sold through direct sales to customers by the Company's sales force and through a broad network of distributors located across North and South America, Europe and the Pacific Rim.

         Management believes that the Company has a reputation in its markets as a high quality, cost-efficient manufacturer. The Company is committed to maintaining its market leadership and reputation for innovation through capital investment in facilities and state-of-the-art equipment, by hiring and training skilled employees and through process control standards and productivity improvements. The Company has been awarded ISO-9002 certification at all of its major manufacturing facilities, and believes it is the only U.S. manufacturer in a majority of its markets to have been awarded such certification. SI invested approximately $80 million in capital improvements in its facilities and equipment during the five year period ended September 30, 1995, and is currently completing a major $35 million, 130,000 square foot expansion of its largest manufacturing facility. Based on existing product prices and demand, this expansion should increase the Company's sales by as much as $30 million over the next twelve months. The Company is one of the largest independent consumers of polypropylene in the world. The Company also believes its position as a vertically-integrated manufacturer -- performing each step in the conversion of polypropylene into value-added end products -- provides a competitive advantage by allowing the Company to manufacture high quality products to customer's specifications, while controlling manufacturing costs.

         The Company's principal business strategy is to leverage its market presence in its core businesses into additional growth while maintaining its market position as a high quality, cost-efficient manufacturer. The primary components of this strategy are to expand penetration of existing markets, develop innovative products, strengthen market position in carpet backing, continue to improve manufacturing efficiencies and expand manufacturing capacity and pursue strategic acquisitions.

HISTORY

         The Company was founded in 1969 to produce polypropylene-based primary carpet backing. Following the acquisition of the Company in 1976 by a group of private investors, the Company diversified into the manufacture and sale of polypropylene-based industrial fabrics and specialty yarns. Between 1981 and 1983, the Company entered the construction and civil engineering products market, initially by manufacturing woven geotextiles and later through its introduction of Fibermesh(R) fibers for concrete reinforcement. In 1985, the Company added secondary carpet backing to its product offerings. In 1990, the Company purchased a technical synthetic fabrics operation located in Gainesville, Georgia, from Chicopee, a subsidiary of Johnson & Johnson (the "Chicopee Acquisition"). In addition to broadening the Company's line of geosynthetic products, the acquisition gave the Company access to new markets for high performance geotextiles. As a result of improved fiber technology and increased fiber manufacturing capabilities, the Company opened its sixth facility, the nonwoven geotextile plant in Ringgold, Georgia in 1992, enabling the Company to offer a full line of geotextile products.

         The Company was acquired by the Selling Stockholder in December 1986. All of the issued and outstanding Common Stock is currently owned by the Selling Stockholder. See "The Company", "Principal and Selling Stockholders" and "Certain Relationships and Related Transactions".

INDUSTRY OVERVIEW

         The Company manufactures polypropylene fiber, most of which it consumes internally to manufacture its products. Polypropylene fiber is the second largest polymeric material used in synthetic fabrics, representing approximately 30% of the total U.S. synthetic fiber market, behind polyester and ahead of nylon. According to the Society for the Plastics Industry ("SPI"), total domestic production of polypropylene fiber was approximately 3 billion pounds in 1995 and grew at an annual rate of approximately 9.3% per year in the period from 1993 to 1995.

         In 1995, the Company was one of the largest manufacturers of polypropylene fiber in the U.S. with approximately 8% of total domestic output. The top ten manufacturers of polypropylene fiber in the United States generate approximately 70% of the annual domestic output of polypropylene fiber. Most of the large producers of polypropylene fiber, including the Company, are vertically integrated, converting polypropylene into fiber which can be used to manufacture fabrics or can be sold directly to other manufacturers. These large producers often have significant shares of the markets in which they compete, such as the Company's share of the primary and secondary carpet backing markets and concrete fiber reinforcement market.

         Most of the products manufactured by the Company are woven and nonwoven polypropylene fabrics. Woven polypropylene fabrics are produced by weaving narrow tapes of slit film, which are made by extruding polypropylene into long sheets. Such fabrics are characterized by high strength to weight ratios. All of the Company's carpet backing products and approximately 53% of its civil engineering products are woven polypropylene fabrics. Nonwoven polypropylene fabrics are produced by mechanically interlocking fibers with barbed needles. Several of the Company's technical textile products and 47% of its civil engineering products, principally for waste containment, roadway and building site applications, are nonwoven polypropylene fabrics.

         Approximately 45% of the polypropylene fiber manufactured by the Company is used by the Company to make carpet backing. The Carpet and Rug Institute ("CRI") estimates that 1995 U.S. shipments of primary polypropylene carpet backing were approximately 1.64 billion square yards. The Company believes that 1995 U.S. shipments of secondary polypropylene carpet backing were 1.56 billion square yards, or approximately 95% of primary carpet backing shipments. The Company shipped worldwide an aggregate of 790 million square yards of primary and secondary polypropylene carpet backing in 1995. According to CRI, growth of total domestic primary carpet backing shipments averaged 1.6% in the period from 1993 to 1995 and 4.1% for the six months ended June 30, 1996. The growth rate of the Company's primary and secondary carpet backing shipments has generally exceeded that of the market, with an average annual increase in shipments of 7.7% for the period from fiscal 1993 to fiscal 1995 and 8.9% for the nine months ended June 30, 1996.

         Approximately 33% of the polypropylene fiber manufactured by the Company is used to make construction and civil engineering products, of which approximately 22% and 11% are geotextiles and concrete reinforcing fibers, respectively. According to Industrial Fabrics Association International, approximately 414 million square yards of woven and nonwoven geotextiles were shipped domestically in 1995 for the civil engineering fabric market. According to industry sources, domestic shipments of woven and nonwoven geotextiles are expected to grow at an average annual rate of approximately 6% over the next five years. The growth rate of the Company's civil engineering product lines has outpaced that of the market with average annual growth in shipments of 48.9% for the period from fiscal 1993 to fiscal 1995. In addition, the Company believes that its Fibermesh(R) products currently have a 70% share of the fiber reinforced concrete industry. Fibermesh(R) concrete reinforcing fiber shipments grew at an average annual rate of 16.0% for the period from fiscal 1993 to fiscal 1995.

         Approximately 22% of the polypropylene fiber manufactured by the Company is used to make technical textiles. The technical textiles market consists of a large number of relatively stable product lines with annual sales in each product line of approximately $10 million to $12 million. The Company expects to generate growth in its technical textiles sales through new products such as building product components and nonwoven furniture construction fabrics.

BUSINESS STRATEGY

         The Company's goals are to maintain steady growth in its core business, develop innovative and value-added products to expand its product lines, penetrate new international markets, and continue to create new high margin niche products out of engineered fabrics and fibers. The Company seeks to be the leading or second supplier in its chosen markets by delivering high-quality products at competitive prices. Key elements of the Company's strategy to achieve these goals are:

         EXPAND PENETRATION OF EXISTING MARKETS

         The Company is committed to expanding sales in markets where it currently has a leadership position by increasing market penetration through the offering of a broader product line to meet its customers' varied needs and by expanding its customer base. The Company is pursuing this goal through (i) the expansion of geographical coverage of its sales effort; (ii) the development of applications-oriented marketing efforts that focus on the Company's product solutions as alternatives to traditional industry practices;
(iii) increased customer acceptance of its products created through stringent quality standards and industry accreditation for its test labs; and (iv) the use of in-house technical consultants to educate industry leaders as to the cost savings offered by the Company's products as compared to traditional solutions.

         The Company believes that it has significant expansion opportunities for its existing products. The Company is developing comprehensive marketing efforts to increase sales of its products in existing markets and to penetrate new domestic and international markets, particularly Europe and the Pacific Rim, by increasing awareness of its products among existing and potential customers. The Company focuses on education of its customers' engineering support personnel, advertising and application-oriented marketing efforts as it seeks to expand acceptance of its products. The Company has experienced success with this strategy, as evidenced by the growth of its civil engineering product line for which sales have increased from $17.0 million in fiscal 1993 to $42.4 million in fiscal 1995, and which were $36.5 million for the nine months ended June 30, 1996 as compared to $25.6 million for the comparable period in 1995. Within this product line, the Company has focused on the roadway and building site, erosion control and waste containment sectors.
Among the Company's other products, nonwoven geotextile sales to the roadway and building site markets have grown from $4.8 million in fiscal 1993 to $16.2 million in fiscal 1995 and were $13.0 million for the nine months ended June 30, 1996.

         The Company has also expanded its presence in international markets primarily through additional distribution arrangements, increased marketing efforts focused primarily on major international construction projects and the expansion of its international sales force. As a result, total international sales increased from $16.6 million in fiscal 1993 to $33.8 million in fiscal 1995 and were $21 million for the nine months ended June 30, 1996.

         DEVELOP INNOVATIVE PRODUCTS

         The Company seeks to develop innovative products and modify existing products in response to specific customer needs and to establish new markets through the development of novel applications for its existing products. By increasing its expenditures for research, product development and marketing, the Company believes it will be able to capitalize on its manufacturing strengths and distribution network to introduce new value added products and extend product lines to complement its existing product base. For example, the Company's specially designed Fibermesh(R) MD products provide after-crack strength retention to concrete, thus mitigating immediate failure of the concrete. Since its introduction in 1991, sales of Fibermesh(R) MD have grown to $26 million in fiscal 1995 and were $17.9 million for the nine months ended June 30, 1996.

         The redesign and enhancement of its core products have also resulted in the development of high strength geotextiles and the Company's building material products. These developments utilize existing weaving technology to permit construction over extremely weak soils and to replace fiberglass in certain construction applications such as wallboard. The Company's soil reinforcement fibers are used in roadway construction and maintenance and its biotechnical composite three dimensional mats enable vegetation to be grown on steep slopes and in high-flow water channels. The Company believes that these products are environmentally friendly, aesthetically pleasing and low-cost alternatives to crushed rock. The Company has also developed a new line of products that are manufactured using the same production techniques as nonwoven geotextiles but are used as vinyl substrates and spill control products.

         STRENGTHEN MARKET POSITION IN CARPET BACKING

         The Company intends to increase its carpet backing market share through (i) continued capital investment in state-of-the-art equipment for additional carpet backing production capacity, (ii) expansion of sales in the growing commercial carpet sector of the domestic market and (iii) the continued development and strengthening of its relationships with key customers. The Company's sales of primary and secondary carpet backing have grown from $106.4 million in fiscal 1993 to $133.0 million in fiscal 1995, and $106.4 million for the nine months ended June 30, 1996 as compared to $98.7 million for the same period in 1995. To support this growth, beginning in fiscal 1994, the Company introduced a new production initiative supported by capital expenditures in each of fiscal 1994, 1995 and 1996. Recent expenditures include investments to expand capacity and improve production output through installation of state-of-the-art equipment, including the Company's soon to be completed 88 loom, $35 million expansion at its largest manufacturing facility that should increase the Company's current capacity in carpet backing by approximately 16.0%.

         Despite the Company's recent strong growth, customer demand for the Company's products has exceeded capacity. The Company believes it is well positioned, based upon its relationships with its customers, the quality of its products and its planned expansion in manufacturing capacity, to gain market
share.   While the Company estimates that its share of the domestic residential carpet backing market is 22%, in the growing commercial carpet segment of the U.S. market, which currently represents approximately 25% of the total U.S. carpet market, its share is less than 10%.

         The Company has successfully cultivated long-term relationships with key customers, which include nine of the top ten largest carpet manufacturers in the world. The Company's success in developing and strengthening its relationships with these and other key customers is attributable to its commitment to product quality, dedication to customer technical service and sensitivity and responsiveness to changing customer needs.

         CONTINUE TO IMPROVE MANUFACTURING EFFICIENCIES AND EXPAND MANUFACTURING CAPACITY

         The Company is committed to implementing improvements throughout its manufacturing system that will increase product volume and lower costs. The Company's product design teams continuously seek to incorporate new operating capabilities that enhance or maintain performance specifications while lowering the cost of manufacturing its products. State-of-the-art equipment, much of which has been developed with direct input from internal engineers, has been modified and installed to exceed manufacturing processing specifications, to continuously measure process parameters and to maintain very narrow tolerances, resulting in less product variation. As a result, the Company has been able to improve its manufacturing processes to utilize less labor and material and produce higher quality fabrics. In addition, the Company maintains a human resource program aimed at capturing productivity gains through team building, formal training and employee empowerment.

         The Company also believes that its sales are enhanced as a result of its reputation for quality control and process improvement (especially in markets where product reliability is critical, such as waste containment). The Company has led this market by being the first (and in many cases, the only) manufacturer to achieve ISO-9002 quality certification for its manufacturing facilities. In addition, the Company was the first geosynthetic manufacturer to have its own test laboratories accredited by the Geosynthetic Research Institute which assures that a quality system and laboratory infrastructure is in place to perform specific tests required in the industry.

         The Company believes that increasing manufacturing capacity at its existing plants will provide the capability to gain market share in its current markets and to continue to expand into new markets. The Company has invested approximately $80 million in capital improvements and new facilities during the five year period ended September 30, 1995 and continuously evaluates opportunities to expand its existing production capacity, add new capabilities and enhance production technologies. Specifically, in response to opportunities in the nonwoven market, the Company constructed a state-of-the-art nonwoven facility in 1992 which management believes to be one of the largest such facilities in the United States. This facility today generates sales exceeding $35 million per year as its products support the geotextile, furniture and building materials markets. The Company's soon to be completed $35 million capital expenditure will increase capacity for carpet backing and woven geotextile production, thus expanding the Company's market base and should increase consolidated sales over the next twelve months by a projected $30 million. Included in this expansion is a 130,000 square foot building addition to the Company's largest manufacturing facility, 88 new looms and related equipment to support these looms. The Company plans to continue to spend additional capital to increase its manufacturing capability for primary and secondary carpet backing, and woven and nonwoven geotextiles, subject to prevailing market conditions.

         PURSUE STRATEGIC ACQUISITIONS

         The Company is continually evaluating the potential acquisition of companies, technologies or products which will complement its existing product lines and manufacturing and distribution strengths. Acquisition opportunities will be evaluated based on the strategic fit, the expected return on capital invested and the ability of management to improve the profitability of acquired operations through cost reductions and other synergies with existing operations.

PRODUCTS

         The Company develops, manufactures and sells a wide array of polypropylene-based industrial fibers and fabrics along its three principal product lines: carpet backing, construction and civil engineering, which comprises environmental/geotextile products and concrete reinforcement products, and technical textiles. The Company manufactures five basic yarn and fiber types, from which approximately 2,000 products are manufactured to serve in excess of 65 end- use markets. The Company aims to compete in markets in which it can be the primary or secondary provider of such products, with over 93% of its products meeting this criterion. Although end-use applications are diverse, the Company has been able to leverage its manufacturing expertise to introduce new products that often define industry standards. Through research, internal developments, marketing and acquisitions, the Company has developed or acquired new technologies to capitalize on a broad range of new niche product opportunities, enabling it to expand beyond its traditional primary carpet backing business. Since 1981, the following product lines have been added to the Company's portfolio: filtration, specialty yarns, geotextiles, Fibermesh(R) concrete reinforcing fibers, secondary carpet backing, staple fibers, erosion control fibers, soil reinforcing fibers and high performance wovens and nonwovens. This diversification has contributed to average annual sales increases of 21.5% for the period from fiscal 1986 to fiscal 1990 and 10.9% for the period from fiscal 1991 to fiscal 1995.

         CARPET BACKING

         Carpet backing is the Company's oldest and largest product line. Carpet backing represented approximately 50.5%, 50.1% and 49.0%, or $106.4 million, $117.8 million and $133.0 million, of the Company's fiscal 1993, 1994 and 1995 net sales, respectively. The technology utilized in the Company's carpet backing business has provided the basic woven fabric technology for the Company's other product lines. For example, certain geotextiles, agriculture fabrics and furniture construction fabrics are woven on the same looms used to weave carpet backing.

         The Company's carpet backing product line consists of woven primary and secondary fabrics in a variety of styles and widths that are manufactured from polypropylene raw materials. Primary carpet backing is a tightly woven material into which carpet yarn is tufted in the manufacture of broadloom floorcoverings. Secondary carpet backing, which forms the base of the carpet, is the coarser woven fabric that is laminated to the back of tufted broadloom to insure both carpet integrity and dimensional stability. The Company produces a broad range of primary and secondary backing.

         The Company believes it is the second largest producer of carpet backing in the United States, where carpeting is the most popular floor covering material. The total market for carpeting in the United States has grown approximately 4% per year over the past decade. In recent years, the growth rate of the Company's carpet backing sales has generally outpaced that of the market due to the Company's ability to gain market share. Management believes that the Company's growth rate has been limited by its production capacity.

         CONSTRUCTION AND CIVIL ENGINEERING

         The Company's construction and civil engineering product line has two distinct segments: environmental and geotextile products and concrete reinforcement fibers. Construction and civil engineering has achieved rapid growth since 1993 when the Company enhanced its channels of distributions for Fibermesh(R) and expanded into production of nonwoven geotextiles. Construction and civil engineering products represented approximately 22.8%, 29.3% and 30.6%, or $47.9 million, $68.7 million and $82.9 million, of the Company's fiscal 1993, 1994 and 1995 net sales, respectively. Within this product line, geotextile products principally serve the environmental market, with end uses such as landfill containment and stabilization, erosion control and soil stabilization, separation and reinforcement. The construction market includes subbase reinforcement and stabilization for highway and commercial construction and reinforcement of conventional and pre-cast concrete. Growth in sales in the environmental/geotextiles sector for the period fiscal 1992 to fiscal 1995 averaged 57.9% annually, with a 34.8% increase in fiscal 1995 over fiscal 1994. Fibermesh(R) concrete reinforcing fiber sales grew at an average annual rate of 14.6% for the period from fiscal 1993 to fiscal 1995, with an 8.8% increase for the period from fiscal 1994 to fiscal 1995.

         Environmental/Geotextile Products. The Company's environmental/geotextile product line consists of erosion control fabrics, geotextiles, and soil fibers. These products control erosion and capture sediment; provide filtration, separation and reinforcement of soils; improve engineering properties of native soils; protect landfill liners; and extend pavement life. The specifications of the Company's geosynthetic fabrics and fibers vary depending on specific site conditions, including such factors as slope angles, water flow velocities, climate, runoff, soil profile and ultimate land use. The Company's geosynthetic products generally comply with state agency guidelines pertaining to geosynthetic products issued to date.

         The Company produces a variety of nonwoven geotextiles for use in landfill construction, asphalt roadway construction and drainage systems. The Company's woven geotextiles are typically used in road and building construction to form a separation barrier between unstable soils and aggregate foundations. The Company's LANDLOK(R) erosion control products are used in water runoff channels and in areas of exposed soil and shoreline erosion.
These products hold the soil in place, while allowing and supporting vegetative growth. LANDLOK(R) products are an environmentally friendly and aesthetically pleasing alternative to rock or concrete erosion control methods.

         The Company has developed a strong market position in environmental/geotextile products on the basis of sales growth and engineering strengths. The Company believes it is now the fastest growing supplier of geotextiles to this market, and has the broadest environmental/geotextile product line in North America.

         Environmental and economic concerns have contributed to an increase in government mandates as well as industry practices to control surface runoff and soil erosion and improve water quality. Geotextiles tend to be more durable, easier to use, and more cost effective as compared to similar products made of conventional materials. In highly populated urban areas with high concentrations of roads and buildings the need for good conservation practices is becoming increasingly acute. The Company believes that this market will continue to expand as environmental concerns continue to grow, thereby increasing demand for the Company's products. The Company believes its strength as a cost- effective manufacturer of geotextiles will allow it to continue to increase sales of current products, and introduce new products to this market.

         Concrete Reinforcement. The Company pioneered the concept of using polypropylene fibers as a secondary reinforcement for concrete and developed and introduced Fibermesh(R) to the concrete industry in 1983. The Company believes that its Fibermesh(R) products have a 70% share of the fiber treated segment of the concrete industry. All concrete reinforcement fibers, including Fibermesh(R), have only approximately 9% penetration of the total concrete industry. Growth in this market will be based on increased acceptance of the use of synthetic fibers for concrete reinforcement as a replacement for conventional wire mesh. The Company estimates that 250 million cubic yards of concrete poured annually in the United States could potentially benefit from the use of Fibermesh(R) fibers.

         The addition of Fibermesh polypropylene fibers to the concrete mixture gives the concrete greater crack resistance and improved impact strength. Primary applications for fiber reinforced concrete are commercial and residential slabs, precast pipe and other products, shotcrete installations, and whitetopped highways. In 1994, the Company started marketing Fibermesh(R) fibers containing an antibacterial additive. This niche product is available for use in concrete where bacteria growth is a concern. Primary targets are hospitals, clinics, food processing facilities, and veterinary facilities. Fibermesh(R) provides a cost-effective replacement for the nonstructural wire mesh traditionally used in concrete construction and improves the concrete's durability. Fibermesh(R) complies with construction guidelines and specifications issued by all of the national building code associations. Of the three synthetic fiber types used in fiber reinforced concrete, polypropylene is recognized for its superior properties over nylon and
polyester.   Fibermesh(R) is sold in fibrillated, monofilament and multi-denier designs, the latter of which is protected by a U.S. patent.

         TECHNICAL TEXTILES

         Technical textiles produced by the Company are products and systems that offer high performance solutions for niche markets. Technical textiles represented approximately 26.7%, 20.6% and 20.4%, or $56.2 million, $48.5 million and $55.5 million, of the Company's fiscal 1993, 1994 and 1995 net sales, respectively. Technical textiles are sold to several niche markets, including the furniture, filtration, agricultural and recreational industries, and each product in those markets generally accounts for $10 to $12 million or less in sales. The Company's technical textile products are generally differentiated on the basis of product uniqueness, quality and service rather than price.

         The Company's technical textiles consist of specialty fabrics, industrial yarns and fibers. The specialty fabrics are manufactured in a variety of widths, weights, permeability ranges and dimensional configurations primarily from polypropylene and, to a minor extent, other synthetic fibers. Customers use these fabrics to manufacture products used in diverse applications such as filtration (e.g., bauxite mining, wastewater treatment, electrostatic-air filters and chemical separation), agriculture (e.g., shade for foliage protection and environmental screening), and recreation (e.g., swimming pool covers and trampoline mats).

         The Company also sells its industrial yarns and fibers directly to weavers, knitters, and non-woven manufacturers who produce niche market products, such as automobile upholstery, coat linings, geotextiles, air filters and water filtration media.

         Recent product line repackaging has created new business programs for the Company, which programs are currently in the new product launch phase. These programs include professional landscaping products, livestock maintenance fabrics, antibacterial products and building product components.

MARKETING AND SALES

         Carpet Backing. The Company sells its carpet backing products to 91 customers in the carpet industry, most of whom are carpet manufacturers located in the United States. In fiscal 1995, the Company's ten largest carpet backing customers accounted for approximately 77% of its total net sales to the carpet industry. In fiscal 1995, sales to Shaw, the Company's largest customer, accounted for approximately 37% of net carpet backing sales and approximately 18% of the Company's total net sales. Shaw is estimated to have 27% of the United States carpet market.

         The Company's carpet backing products are sold primarily through the Company's sales force that is directed from a central sales office in Calhoun, Georgia. All of the sales managers have significant industry experience and monitor ongoing product requirements, styling changes and competitive trends affecting their customers.

         Construction and Civil Engineering. The Company's geosynthetic products are sold primarily in North America to regional and national distributors, installers of landfill liners and various governmental transportation departments, port authorities and waterway commissions. In fiscal 1995, the ten largest geosynthetic product customers accounted for approximately 28% of the Company's total net sales in this product line.

         The Company's geosynthetic products are marketed by full-time salespeople with expertise in civil engineering and agronomy who are directed from a central office in Chattanooga, Tennessee. These salespeople, along with a technical support staff at Company headquarters, provide design and field engineering services to customers. They also are integral to the process of obtaining required governmental permits for use of the products by end-users. In addition, the Company has an ongoing marketing communications program to build awareness of product capabilities and expand interest in and use of geotextiles.

         Fibermesh(R) is sold through a direct sales force to ready-mix concrete companies and precast concrete product manufacturers located primarily in the United States and the United Kingdom. The Fibermesh(R) sales force operates out of divisional offices in Austin, Texas, Denver, Colorado, Chattanooga, Tennessee and Chesterfield, England. In addition, Fibermesh(R) is sold through a contract with Master Builders, Inc., a construction industry product distributor. Other construction industry product distributors market
Fibermesh(R) in over 50 foreign countries.   In fiscal 1995, the ten largest
Fibermesh(R) customers accounted for approximately 12% of the Company's total net sales of Fibermesh(R).

         Technical Textiles. The Company sells its specialty fabrics to a diverse group of approximately 400 manufacturers located primarily in North and Central America and the Pacific Rim countries. The Company sells its industrial yarns and fibers to a diverse group of approximately 100 manufacturers located in North America and Europe. In fiscal 1995, the Company's ten largest technical textile customers accounted for approximately 29% of the Company's total net sales of technical textiles. The Company's technical textiles are marketed by salespersons through sales offices in Gainesville, Ringgold and Calhoun, Georgia and Chesterfield, England.

COMPETITION

         The markets for the Company's products are highly competitive. In the manufacture and sale of carpet backing, which represented in excess of 50% and 49% of the Company's total net sales for the nine months ended June 30, 1996 and for fiscal 1995, respectively, the Company competes primarily with Amoco, and, to a lesser extent, Wayn-Tex Inc. and certain other companies. Amoco has the dominant position in the carpet backing market worldwide. In the United States, only the Company and Amoco produce a broad range of primary and secondary carpet backing in a variety of styles and widths. The Company competes in the carpet backing market primarily on the basis of quality, availability, service, price and product line variety, providing carpet manufacturers with a reliable alternative source of supply to Amoco.

         In the manufacture and sale of the Company's other products, the Company generally competes with a number of other companies, some of which are significantly larger and have substantially greater resources than the Company. The Company's primary competitors in the construction and civil engineering market are Amoco and Nicolon Corporation with respect to geotextiles, North American Green, Inc. with respect to environmental and erosion control products, and W.R. Grace & Co., which markets but does not manufacture concrete reinforcement fibers, with respect to concrete reinforcement. The Company competes in the concrete reinforcement fiber market primarily on the basis of product design and technical service. In some applications, Fibermesh(R) also competes with welded wire fabric on the basis of product
performance and cost.   The Company competes in the construction and civil
engineering market on the basis of product line breadth and quality, price, and the custom design, engineering and other services it provides to customers. With respect to technical textiles, competitors vary depending upon the specific market niche. The Company competes in each segment of the technical textiles market primarily on the basis of service, quality, innovation and product line variety.

         The pricing policies of the Company's competitors have at certain times in the past limited the Company's ability to increase the prices or caused the Company to lower the prices of certain of its products. See "--Products," "--Marketing and Sales" and "--Raw Materials".

MANUFACTURING PROCESS

         Polypropylene, a chemically inert plastic derived from petroleum, is the basic raw material used in the manufacture of substantially all of the Company's products. SI believes it is a technological leader in the conversion of polypropylene into woven and nonwoven polypropylene products. The expertise of the Company's research and development and marketing staff has enabled the Company to develop innovative products, frequently in response to specific customer needs.

         Woven fabrics are produced by interlacing thousands of strands of extruded yarn at right angles to one another. The manner in which the yarn is interlaced determines the type of weave. Woven fabrics are characterized by strength and dimensional stability. The Company's woven fabric products include primary and secondary carpet backing, geotextiles, erosion control fabrics, and specialty fabrics for the filtration, recreational, construction and agricultural markets.

         Nonwoven fabrics are produced by first stacking several layers of webbed short length fibers and then entangling the layers by punching barbed needles through the layers. Nonwoven fabrics provide extensibility without rupture and dimensionality. The Company's nonwoven fabric products include geotextiles, erosion control fabrics, furniture and bedding construction fabrics, and spill control fabrics.

         The Company believes that it has state-of-the-art manufacturing capability in both its woven and nonwoven product lines and is one of the most cost-efficient producers in the markets in which it participates. The Company's three primary manufacturing processes are extrusion, weaving and needlepunching.

         Extrusion. Much of the Company's expertise has been developed in its extrusion processes. Many of the product's specification properties are created by engineering the polymeric raw materials during the extrusion process. In addition to yarns and fibers for conventional end-uses, the Company has also developed value-added products through the use of additives including those which resist sunlight degradation or provide resistance to bacteria. The Company owns and operates one of the world's largest polypropylene staple fiber lines. Most of the Company's extruded products are consumed internally and become value-added woven and nonwoven fabrics, but some are sold to weavers, knitters, nonwovens producers and convertors.

         Weaving. The yarns produced in the Company's extrusion and yarn spinning operations are woven on looms to produce the wide variety of fabrics that the Company sells through all of its marketing divisions. Fabric properties are engineered to industry specifications by altering constituent yarns and weave patterns. Looms are generally interchangeable to weave carpet backing, geotextiles and certain agricultural fabrics. The breadth of the Company's woven product offerings was enhanced by the Chicopee Acquisition.

         Needlepunching. In 1993, the Company constructed a state-of-the-art needlepunched nonwovens fabric facility. This modern plant produces a new generation of engineered cost-effective fabrics for the geotextile, furniture construction and chemical spill cleanup markets.

         The Company maintains a complete rigorous quality control program centered around statistical process control and customer key measures. Each stage of the process from the raw material to the final product is monitored using standard procedures and test methods which satisfy the quality control standards established by ISO. The Company's Chickamauga, Chattanooga, Ringgold and Gainesville manufacturing facilities have been granted ISO-9002 certification for their systematic approach to quality in all areas of operation.

         The Company's production equipment is capable of manufacturing a variety of woven and nonwoven polypropylene products. This versatility enables the Company to alter the product mix within its woven and nonwoven product lines in response to market demand or to take advantage of specific profit opportunities.

         The Company's plants are run on a continuous 24-hour per day basis, seven days a week, 350 days per year. Orders are typically filled from inventory.

RESEARCH AND DEVELOPMENT

         The Company's research and development is focused primarily on development and as such the Company engages in product design, development and performance validation to improve existing products and to create new products. The Company expended approximately $1.9 million (approximately 0.7% of sales) on Company-sponsored research and development activities in fiscal 1995 and anticipates spending approximately the same amount in fiscal 1996. As part of a recently completed strategic review, the Company expects to increase research and development expenses beginning in fiscal 1997 to approximately 1% of sales.

INTERNATIONAL OPERATIONS

         The Company conducts its foreign sales operations through subsidiaries in Europe and a network of distributors worldwide. In fiscal 1995, the aggregate sales (principally of construction and civil engineering products) by such foreign subsidiaries and marketing divisions were approximately $5.3 million. International sales from United States operations in fiscal 1995 were $28.5 million, or 11 % of net sales.

RAW MATERIALS

         Polypropylene, which is a petroleum derivative, is the basic raw material used in the manufacture of substantially all of the Company's products. The Company currently purchases polypropylene in pellet form principally from four suppliers, with Fina Oil & Chemical Company being the Company's largest supplier of polypropylene. These purchases are generally made pursuant to long-standing arrangements.

         Polypropylene purchases account for approximately 50% of the Company's cost of sales. Increases in the price of polypropylene without offsetting increases in selling prices could have a significant negative effect on the Company's results of operations and financial condition. The Company believes that the sales prices of its products will adjust over time to reflect changes in polypropylene costs. The Company did not experience production curtailment due to shortages of polypropylene supply during the very tight market in fiscal 1995.

REGULATION

         The Company is subject to federal, state and local laws and regulations affecting its business, including those promulgated under the Occupational Safety and Health Act and by the Environmental Protection Agency. Many of the Company's construction and civil engineering products have applications that are subject to building code association guidelines and specifications and highway department guidelines. Obtaining the necessary approvals can delay new product introductions in some areas. Moreover, the enactment of new legislation or the issuance of new guidelines may require the Company to modify its existing geotextile and erosion control fabric products and may also delay the Company's introduction of new geotextiles and erosion control fabric products.

         The Company's expenditures to date in connection with such federal, state and local laws and regulations have not been material to its operations. The Company believes it is currently in compliance with applicable governmental regulations.

ENVIRONMENTAL COMPLIANCE

         The Company is subject to a broad range of federal, foreign, state and local laws and regulations relating to the pollution and protection of the environment. Among the many environmental requirements applicable to the Company are laws relating to air emissions, wastewater discharges and the handling, disposal and release of solid and hazardous substances and wastes. Based on continuing internal review and advice from independent consultants, the Company believes that it is currently in substantial compliance with applicable environmental requirements. A cease-and-desist order was issued by the U.S. Army Corps of Engineers on June 13, 1996, concerning the Chickamauga, Georgia facility and the deposit of filling material into national wetlands without a permit. The Company is working with the Army Corps of Engineers to create an equivalent wetland area. The Company does not anticipate that such order will have a material adverse effect on its operations.

         The Company is also subject to laws, such as the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), that may impose liability retroactively and without fault for releases or threatened releases of hazardous substances at on-site or off-site locations. The Company is not aware of any releases for which it may be liable under CERCLA or any analogous provision.

         Actions by federal, state and local governments in the United States and abroad concerning environmental matters could result in laws or regulations that could increase the cost of producing the products manufactured by the Company or otherwise adversely affect demand for its products. For example, certain local governments have adopted ordinances prohibiting or restricting the use or disposal of certain polypropylene products. Widespread adoption of such prohibitions or restrictions could adversely affect demand for the Company's products and thereby have a material adverse effect upon the Company. In addition, a decline in consumer preference for polypropylene products due to environmental considerations could have a material adverse effect upon the Company.

         Most of the Company's manufacturing processes are mechanical and are therefore considered to be environmentally benign. Polypropylene resins are readily recyclable, and the Company maintains a network of recyclers to receive post- industrial waste for certain of the Company's products. In addition, each of the Company's manufacturing sites has equipment and procedures for reclaiming a majority of internally generated scrap, thus reducing the amount of waste sent to local landfills. As a result, the Company does not currently anticipate any material adverse effect on its operations, financial condition or competitive position as a result of its efforts to comply with environmental requirements. Some risk of environmental liability is inherent, however, in the nature of the Company's business, and there can be no assurance that material environmental liabilities will not arise. It is also possible that future developments in environmental regulation could lead to material environmental compliance or cleanup costs.

PROPERTIES

         The Company operates the following principal domestic manufacturing and distribution facilities. All of the Company's owned properties are subject to liens in favor of the lenders under the Credit Facility.

                                                                      APPROXIMATE
                                                                         SQUARE
                                                                        FOOTAGE         OWNED OR
     LOCATION                         PRINCIPAL FUNCTION              OF FACILITY        LEASED
- ------------------------       --------------------------------       -----------      ---------
Chickamauga, Georgia           Manufacturing of carpet backing,          738,800          Owned
                               geotextiles and fibers

Dalton, Georgia                Distribution center and multi-            216,000          Owned
                               product warehouse

Ringgold, Georgia              Manufacturing of geotextiles              183,750          Owned

Chattanooga, Tennessee         Manufacturing of specialty yarns          126,432          Owned

Alto, Georgia                  Manufacturing of certain yarns             92,400          Owned

Dalton, Georgia                Needlepunching of carpet backing           44,945          Owned

Gainesville, Georgia           Manufacturing of certain fabrics          200,000          Leased

Dalton, Georgia                Woven, nonwoven and geotextile            185,000          Leased
   124 Keene Street            warehouse

Dalton, Georgia                Geosynthetic products and fiber           168,000          Leased
   120 Keene Street            warehouse

Chickamauga, Georgia           Manufacturing of carpet backing,          143,736          Leased
                               geotextiles and fibers
Dalton, Georgia                Specialty yarn warehouse                  104,827          Leased
   Cleveland Highway

Cornelia, Georgia              Assembly of certain fabrics               100,000          Leased

Westside, Georgia              Carpet backing warehouse                   86,440          Leased

Dalton, Georgia                Carpet backing warehouse                   85,000          Leased
   North Dug Gap

                                                                     APPROXIMATE
                                                                       SQUARE
                                                                       FOOTAGE           OWNED OR
      LOCATION                     PRINCIPAL FUNCTION               OF FACILITY           LEASED
- ------------------------       -------------------------------    ----------------     ------------
Dalton, Georgia                Geosynthetic products warehouse            36,000         Leased
   Florence

Dalton, Georgia                Geosynthetic products warehouse            31,500         Leased
   1408 Coronet

Claremont, North Carolina      Nonwoven fabrics warehouse                 14,000         Leased

Tupelo, Mississippi            Nonwoven fabrics warehouse                 13,500         Leased

Chattanooga, Tennessee         Corporate support offices                   4,800         Leased
                                                                      ----------
   Total                                                               2,575,130
                                                                      ==========


ORDER BACKLOG

         The Company generally sells its products pursuant to customer orders which are satisfied either out of inventory or by the manufacture and shipment of the product promptly following receipt of an order. Accordingly, the dollar amount of backlog orders believed to be firm is not significant or indicative of the Company's future sales and earnings.

EMPLOYEES

         As of June 30, 1996, the Company employed 2,071 persons in the United States, of whom 446 were salaried employees and the remainder were hourly employees. None of the Company's employees are unionized. The Company has never experienced any strikes and believes its relations with employees to be satisfactory. The Company employs 13 persons in the United Kingdom.

PATENTS AND TRADEMARKS

         The Company owns or is licensed under several United States and foreign patents. While these patents are helpful to the Company's business, it is believed that a loss of patent exclusivity would not be materially adverse to the Company's business.

         The Company has registered several of its trademarks, including FIBERGRID(R), FIBERMESH(R) and LANDLOK(R), with the United States Patent and Trademark office and with several foreign trademark offices.

CLAIMS AND LEGAL PROCEEDINGS

         In January 1995, an arbitration proceeding was initiated by Fibermesh (Suisse), S.A. against the Company in the United States, alleging a breach by the Company of an exclusive distribution agreement for the distribution of Fibermesh(R) in Switzerland and claiming actual damages of 6,104,000 Swiss Francs ($4.9 million at June 30, 1996) and punitive damages of $20 million. The Company believes that it has meritorious defenses to all claims in the action and that the ultimate resolution will not have a materially adverse effect on the Company's financial position or results of operations.

         The Company and its subsidiaries are parties to litigation arising out of their business operations. Most of such litigation involves claims for personal injury, property damage, breach of contract and claims involving employee relations and certain administrative proceedings. The Company believes such claims are adequately covered by insurance or do not involve a risk of material loss to the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

         The following table sets forth certain information concerning each of the executive officers and directors of the Company:

                NAME                      AGE                       POSITION AND OFFICES HELD
- -----------------------------------   ----------   ---------------------------------------------------------
Leonard Chill . . . . . . . . . . .       63       President, Chief Executive Officer and Director

W. Wayne Freed  . . . . . . . . . .       60       Vice President -- Marketing

Ralph Kenner  . . . . . . . . . . .       51       Vice President -- Manufacturing

William Gardner Wright, Jr. . . . .       66       Vice President -- General Manager Carpet Backing Division

Robert J. Breyley . . . . . . . . .       66       Vice President -- Fibermesh(R) Division

W.O. Falkenberry  . . . . . . . . .       53       Vice President -- Human Resources

C. Ted Koerner  . . . . . . . . . .       47       Vice President -- General Manager Construction/Civil
                                                   Engineering Products Group

John Michael Long . . . . . . . . .       58       Vice President -- General Manager Technical Textiles Group

Joseph Sinicropi  . . . . . . . . .       42       Chief Financial Officer and Secretary

Bobby Callahan  . . . . . . . . . .       53       Controller

Joseph F. Dana (1)  . . . . . . . .       48       Director

Lee J. Seidler (1)  . . . . . . . .       61       Director

William J. Shortt (1) . . . . . . .       70       Director

Robert L. Voigt (1) . . . . . . . .       77       Director

- ----------
(1)      Member of Compensation Committee and Audit Committee.

         Directors of the Company are elected each year at the annual meeting of stockholders. The Company's officers serve at the discretion of the Board.

         Leonard Chill joined the Company in December 1973 as President and was appointed Chief Executive Officer in 1986. From 1967 until joining the Company, he held a number of positions with Thiokol Corporation in its Fibers Division, including that of General Manager. Mr. Chill is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P., the entity which is the sole general partner of the general partner of the Selling Stockholder. See "The Company".

         W. Wayne Freed joined the Company in 1981 and became Vice President--Market Development in 1987. Prior thereto, he had 28 years experience in the textile industry. Mr. Freed is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P.

         Ralph Kenner has been Vice President--Manufacturing since 1984. He joined the Company in 1974 as Director, Industrial Relations and served in that capacity until 1976. In 1976, he was appointed Plant Manager and served in that capacity until 1984. Mr. Kenner is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P.

         William Gardner Wright, Jr. was Vice President--Marketing and Sales from 1983 to 1996 at which time he was named Vice President-General Manager of the Carpet Backing Division. From 1977 until 1983, he was President of Synca Marketing Corp., a textile sales agency which served as a sales agent for the Company's primary carpet backing, as well as the products of other manufacturers. Mr. Wright is a Director of the Sun Trust Bank of Northwest Georgia. Mr. Wright is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P.

         Robert J. Breyley joined the Company in 1984 and became Vice President--Fibermesh Division in December 1984. Prior thereto, he held a variety of managerial positions with Master Builders, Inc., a leading concrete admixtures supplier. During his last six years with Master Builders, he was Senior Vice President of Sales and Marketing.

         W.O. Falkenberry joined the Company in 1993 as Vice President of Human Resources. Prior thereto, he was Director of Human Resources with the Champion Products Division of the Sara Lee Corporation from 1989 to 1993.

         C. Ted Koerner joined the Company in 1990 and became Vice President-Construction Products Division in 1993. He was named Vice President and General Manager--Construction/Civil Engineering Products Division in 1995. Prior thereto, Mr. Koerner was an Engineer with the Ohio Department of Transportation; a Sales Engineer, Product Supervisor and Regional Engineer with Armco Steel Corporation; and a Sales Manager with National Seal Corporation.

         John Michael Long was appointed Vice President--Nonwoven Fabrics in October 1991. Prior thereto, he held a variety of managerial positions with Spartan Mills, a manufacturer of nonwoven geotextile fabrics. During his last five years at Spartan, he was Vice President and General Manager.

         Joseph Sinicropi joined the Company in 1995 as Chief Accounting Officer. He was named Chief Financial Officer and Secretary in February 1996. Prior to joining the Company, he was an audit senior manager in the international accounting firm of Deloitte & Touche LLP from 1985 to 1995.

         Bobby Callahan joined the Company in 1977 and has been Controller since 1980. Prior thereto, he held a variety of financial management positions in the carpet industry.

         Joseph F. Dana has been engaged in the private practice of law for over twenty years and has been a member of the law firm Watson & Dana, LaFayette, Georgia, since its formation in 1978. Mr. Dana has served as general counsel to the Company since 1987 and has been a Director since 1993.

         Lee J. Seidler was Senior Managing Director at Bear, Stearns & Co. Inc. from 1981 to 1989. He is presently associated with Bear, Stearns & Co. Inc. as Managing Director Emeritus. Mr. Seidler is a director of the Shubert Foundation, The Shubert Organization, and Players International, Inc. and has been a director of SafeCard Services, Inc. and Eastbank, N.A. He has been a Director since 1993.

         William J. Shortt retired from Johnson & Johnson in 1989. From 1977 to 1989, he was Director of Government and Trade Relations, Southeast at Johnson & Johnson. Mr. Shortt has also been a director of Standard Telephone Company, Standard Group Inc., and First National Bank of Habersham. He has been a Director since 1993.

         Robert L. Voigt served as a consultant to Dixie Yarns Inc. from 1985 until his retirement at the end of 1991. Mr. Voigt also served as a director of Dixie Yarns, Inc., from 1981 to 1987. He has been a Director since 1993.

         Each of the executive officers, except Mr. Breyley, has an Employment Agreement with the Company. There are no family relationships between any of the above officers or directors of the Company.

DIRECTORS' COMPENSATION

         Outside directors receive $15,000 per annum for services as a director and $800 per meeting attended. Directors who are members of management do not receive any meeting attendance fees or additional compensation for service as a director or service on committees of the Board. All directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and its committees on which they serve.

         Under the Company's 1994 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), Messrs. Dana, Seidler, Shortt and Voigt were granted non-qualified stock options (the "Directors' Options") to purchase 28,906, 57,813, 19,271 and 19,271 shares of Common Stock, respectively. The Directors' Plan does not provide for any further grants of options thereunder.

         The purchase price of the shares of Common Stock subject to the Directors' Options was determined by reference to the fair market value of the Common Stock, as determined by the Compensation Committee, at the time Messrs. Dana, Seidler, Shortt and Voigt became members of the Board. As of June 30, 1996, 75% of the number of shares of Common Stock subject to each Director Option had vested and are exercisable. As a Company employee, Mr. Chill is not eligible to participate in the Directors' Plan. In the event that the outstanding shares of Common Stock are changed by reason of reorganization, merger, consolidation, recapitalization, reclassification, stock split, combination or exchange of shares and the like, or dividends payable in Common Stock, an appropriate adjustment shall be made by the Committee in the aggregate number of shares of Common Stock available under the Directors' Plan and in the number of shares and price per share subject to outstanding Directors' Options. The term of each Directors' Option is ten years from the date of grant.

BOARD COMMITTEES

         The Board has established a Compensation Committee, composed of Messrs. Dana, Seidler, Shortt and Voigt, which establishes salary, incentives and other forms of compensation and administers the Company's 1994 Stock Option Plan and 1996 Stock Option Plan and other incentive compensation and benefit plans applicable to the Company's officers. The Board has also established an Audit Committee, composed of Messrs. Dana, Seidler, Shortt and Voigt, which recommends to the Board the selection of independent auditors, and reviews the scope and results of the audit and other services provided by the independent auditors.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

         The following table sets forth information regarding the compensation paid during each of the Company's last three completed fiscal years to the Chief Executive Officer of the Company and each of the other four most highly compensated executive officers of the Company as of September 30, 1995 (collectively, the "Named Executive Officers").


                                                                            LONG-TERM
                                                                           COMPENSATION
                                                                              AWARDS
                                 FISCAL      ANNUAL COMPENSATION      -------------------
                                  YEAR    -------------------------         SECURITIES
          NAME AND               ENDED                                      UNDERLYING            ALL OTHER
      PRINCIPAL POSITION       SEPT. 30,    SALARY($)     BONUS($)          OPTIONS (#)         COMPENSATION($)
- ---------------------------    ---------  -------------- ----------   --------------------    ------------------
Leonard Chill                     1995       254,871       89,939             --                   10,044(1)
Chief Executive Officer and       1994       247,447      127,260             --                    9,921(1)
President                         1993       240,240       95,073             --                    9,921(1)


Ralph Kenner                      1995       145,973       41,926             --                   4,482(2)
Vice President --                 1994       125,973       66,660             --                   4,497(2)
Manufacturing                     1993       122,304       49,603             --                   4,706(2)


William Gardner Wright, Jr.       1995       235,664       70,238             --                   4,005(2)
Vice President -- General         1994       235,664       99,384             --                   4,497(2)
Manager -- Carpet Backing         1993       228,800       74,404             --                   4,549(2)
Division


Robert J. Breyley                 1995       141,720       49,500             --                   3,329(2)
Vice President --                 1994       141,720       72,000             --                   4,198(2)
Fibermesh(R) Division             1993       137,592       46,851             --                   5,436(2)


Jon P. Beckman(3)                 1995       147,130       50,539             --                   7,066(4)
Vice President -- Finance and     1994       142,845       71,508             --                   7,148(4)
Chief Financial Officer           1993       138,684       53,737             --                   7,093(4)



(1) These amounts consist of $5,424 of insurance premiums paid by the Company under a term life insurance policy in each of 1995, 1994 and 1993, and $4,620, $4,497 and $4,497 contributed by the Company under its 401(k) plan in 1995, 1994 and 1993, respectively.

(2) These amounts represent the annual contribution made by the Company under the Retirement Plan in the respective year.

(3) Mr. Beckman resigned as of January 22, 1996 from his duties as Vice President--Finance, Chief Financial Officer, Secretary and Director. He is being retained as a consultant to the Company. Until January 31, 2000, or upon earlier termination of his consulting agreement, Mr. Beckman will receive $125,000 per year and various insurance coverages, and will be authorized to exercise all stock options awarded to him, subject to applicable vesting provisions. Under this agreement, Mr. Beckman is required to provide the Company with 20 hours of consultation per month and he agrees to release the Company from any liability resulting from his employment. Mr. Beckman has also agreed not to compete against the Company.

(4) These amounts consist of $2,928, $2,649 and $2,649 of insurance premiums paid by the Company under a term life insurance policy and $4,138, $4,499 and $4,444 contributed by the Company under the Retirement Plan in 1995, 1994 and 1993, respectively.

                       OPTIONS GRANTS IN LAST FISCAL YEAR

         The following table sets forth options granted to the Named Executive Officers during fiscal 1995:

                                                                                               POTENTIAL REALIZABLE
                                                                                             VALUE AT ASSUMED ANNUAL
                                                                                                 RATES OF STOCK
                                                                                               PRICE APPRECIATION
                                               INDIVIDUAL GRANTS                              FOR OPTION TERM (1)
                              ----------------------------------------------------         ---------------------------
                                NUMBER OF    % OF TOTAL
                               SECURITIES     OPTIONS
                               UNDERLYING    GRANTED TO   EXERCISE OR
                                 OPTIONS    EMPLOYEES IN  BASE PRICE    EXPIRATION
             NAME              GRANTED (#)   FISCAL YEAR     ($/SH)       DATE                  5%            10%
- ----------------------------  ------------- ------------ ------------   ----------         -----------    -------------
Leonard Chill                       110,407       34.9%   $10.72          12/09/04         $   744,143    $  1,885,752

Ralph Kenner                        33,413        10.6     10.72          12/09/04             225,204         570,694

William Gardner Wright, Jr.         33,413        10.6     10.72          12/09/04             225,204         570,694

Robert J. Breyley                    9,685         3.1     10.72          12/09/04              65,277         165,420

Jon P. Beckman                      40,676        12.8     10.72          12/09/04             274,156         694,746


(1) These gains are based on arbitrary compounded rates of growth of stock prices mandated by the Securities and Exchange Commission of 5% and 10% per year from the date the option was granted over the full option term. These rates do not represent the Company's estimate or projection of future prices of the Common Stock. There is no assurance that the values that may be realized by any Named Executive Officer upon exercise of his options will be at or near the value estimated in the foregoing table.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

         The following table sets forth option exercises by and the value of the in-the-money unexercised options held at September 30, 1995:

                                                           NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED           IN-THE-MONEY
                                                                OPTIONS AT                  OPTIONS AT
                                 SHARES                         FY-END (#)                  FY-END (1)
                                ACQUIRED               --------------------------------------------------------
                                   ON         VALUE
             NAME             EXERCISE (#) REALIZED ($) EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
- ----------------------------  ------------ ------------ -----------  -------------  ----------   --------------
Leonard Chill                      --           --           --         110,407         --            --
Ralph Kenner                       --           --          --          33,413          --            --
William Gardner Wright, Jr.        --           --          --          33,413          --            --
Robert J. Breyley                  --           --           --          9,685          --            --
Jon P. Beckman                     --           --          --          40,676          --            --

(1) Based on the fair market value of the option shares at fiscal year end ($10.72 per share) less the exercise price ($10.72 per share) payable for such shares.

EMPLOYMENT AGREEMENTS

         Each of Messrs. Chill, Freed, Kenner, Koerner, Sinicropi and Wright (the "Executives") are employed by the Company pursuant to individual employment agreements that will become effective as of July 1, 1996 (the "Effective Date") upon the consummation of the Offering. The term of employment under these agreements is three years from the Effective Date; provided that on each anniversary of the month following the first Effective Date, and each successive month, the term is automatically extended for one successive month, providing a minimum remaining term of two years, unless either party terminates the agreement by written notice.

         The Company has the right to terminate the Executive's employment for "cause" or "without cause", in each case as defined in the applicable employment agreement. In the event that an Executive is terminated by the Company "without cause," other than following a "Change in Control" (as defined below), the Executive is entitled to receive his base salary at the rate in effect on the date of termination of employment for a period of two years from the date of termination, any unpaid, accrued amounts under the annual incentive plan, a pro rata payment under the annual incentive plan for the termination year, a payment equal to the three year average of incentive payments received under the Company's annual incentive plan and any stock option rights due through the end of the term. Under each employment agreement, a Change in Control occurs when (i) any person or group becomes the beneficial owner of capital stock of the Company representing 35% of all the voting stock, (ii) the members of the Board on the effective date cease to constitute a majority of the Board, or (iii) the Company combines with another entity and a person holds more than 35% of the voting stock of the Company or the Company's directors, as of the date immediately before such combination, constitute less than a majority of the board of directors of the combined entity.

         If the Executive is terminated by the Company "without cause" prior to the occurrence of a Change in Control and it can be shown such termination occurred in connection with, prior to or in anticipation of the Change in Control, or if the termination resulted from a Change in Control, the Executive is entitled to (i) a lump sum payment equal to two times the Executive's annual base salary and annual incentive plan for the year in which the Change in Control occurs or the prior year, whichever is greater, (ii) unpaid, accrued amounts under the annual incentive plan and a payment that equals the average of the incentive payment received by the Executive under the annual incentive plan for the immediately preceding three years and (iii) certain other supplemental insurance coverages, for a maximum of 18 months (the "Change in Control Provision"). In the event of a Change in Control, whether or not the Executive's employment continues with the Company, all options granted to such Executive under any of the Management Plans (as defined below) shall vest immediately on the date of the Change in Control.

         In the event that an Executive's employment is terminated for disability or death, the Executive (or his estate) is to be paid (a) his base salary at the rate in effect on the date of termination until the earlier of six months from the date of termination or the date of commencement of long term disability payments, if applicable, and (b) any unpaid, accrued amounts under the annual incentive plan, and will receive any stock option rights to which such Executive would otherwise be entitled. In the case of termination by reason of death, the executive is also entitled to a payment under the annual incentive plan equal to the pro rata amount due for the termination year.

OPTION PLANS

         The Company's 1994 Stock Option Plan (the "1994 Plan") was adopted by the Board upon the recommendations of a special committee consisting of Messrs. Seidler, Shortt and Voigt, and approved by the Company's sole stockholder during the fourth quarter of fiscal 1994. The Company's 1996 Stock Option Plan (the "1996 Plan") was similarly adopted on May 15, 1996.

         Under the 1994 Plan and 1996 Plan (collectively, the "Management Plans") incentive stock options ("ISOs"), as provided in Section 422A of the Internal Revenue Code, and non-qualified stock options may be granted to any full-time employee of the Company or its subsidiaries. The maximum aggregate number of shares of Common Stock that may be issued under the 1994 Plan and 1996 Plan is 491,413 and 57,812, respectively. As of June 30, 1996, options to purchase an aggregate of 491,413 shares of Common Stock had been granted under the 1994 Plan. Of such amount, Messrs. Chill, Wright, Freed, Kenner and other key managers hold options to purchase 145,282, 53,871, 53,871, 53,871 and 130,648 shares of Common Stock, respectively. Mr. Beckman holds options for 53,870 common shares. As of June 30, 1996, the only options granted under the 1996 Plan were options to purchase 21,723 shares of Common Stock granted to Mr. Sinicropi. Options may not be granted under the Management Plans after August 28, 2004. See "Principal and Selling Stockholders".

         The purchase price of the shares of Common Stock subject to options under the Management Plans must be no less than the fair market value of the Common Stock at the date of grant, as determined by the Committee; provided, however, that the purchase price of shares of Common Stock subject to ISOs granted to any optionee who owns shares possessing more than 10% of the combined voting power of the Company or any parent or subsidiary of the Company ("Ten Percent Stockholder") must not be less than 110% of the fair market value of the Common Stock at the date of the grant. The maximum term of an option may not exceed ten years from the date of grant, except with respect to ISOs granted to Ten Percent Stockholders which must expire within five years of the date of grant.

         The 1996 Plan will be amended by the Board and approved by the Selling Stockholder in connection with the Offering, effective as of July 1, 1996, to increase the number of shares that may be issued under the 1996 Plan by 231,250 to 289,062.

         The Management Plans are administered by the Company's Compensation Committee. Subject to the express provisions of the Management Plans, the Compensation Committee has the discretion and authority to determine to whom from among the eligible employees an option may be granted, the time or times at which each option may be exercised, the number of shares of Common Stock subject to each option and the terms and conditions of each stock option agreement issued pursuant to the Management Plans; provided, however, that shares of Common Stock subject to any such agreement shall vest and become exercisable at a minimum rate of 25% per year over a four-year period.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         During fiscal 1995 and the nine months ended June 30, 1996, the Company paid legal fees totaling approximately $135,000 and $93,000 to the law firm of Watson & Dana. Mr. Dana, a director of the Company and a member of the Compensation Committee, is a member of Watson & Dana.

                       PRINCIPAL AND SELLING STOCKHOLDERS

         Of the 7,500,000 Shares offered hereby, 5,781,250 Shares are being sold by the Selling Stockholder. Immediately prior to the completion of the Offering, all of the issued and outstanding Common Stock was owned by the Selling Stockholder. Immediately following the Offering, the Selling Stockholder will not own any shares of Common Stock. The Subscribing Officers and one former executive officer of the Company control certain affiliates of the Selling Stockholder, and will be entitled after the Offering to receive proceeds from the liquidation of the Selling Stockholder after the Selling Stockholder's sale of Shares. The Subscribing Officers have entered into individual agreements (the "Subscription Agreements") with the Underwriters to reinvest the net after-tax proceeds they receive from the liquidation of the Selling Stockholder by purchasing Common Stock directly from the Company at the initial public offering price. The aggregate number of shares of Common Stock that will be purchased by the Subscribing Officers pursuant to the Subscription Agreements is estimated at approximately 32,000 shares of Common Stock. See "The Company" and "Certain Relationships and Related Transactions".

         The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of July 26, 1996 and as adjusted to reflect the sale of the Shares offered hereby by : (i) the Selling Stockholder; (ii) each director of the Company; (iii) each of the Named Executive Officers; and (iv) all executive officers and directors of the Company as a group. Except for the Selling Stockholder, no person has beneficial ownership of more than 5% of the Common Stock. Unless otherwise indicated, the address for each officer, director and 5% stockholder is c/o Synthetic Industries, Inc. 309 LaFayette Road, Chickamauga, Georgia 30707.

                                         SHARES BENEFICIALLY                                      SHARES BENEFICIALLY
                                                OWNED                                                   OWNED
                                          PRIOR TO OFFERING                                         AFTER OFFERING
                               ---------------------------------------                      ----------------------------
                                                                         NUMBER OF SHARES
NAME                                NUMBER                  PERCENT        BEING OFFERED       NUMBER          PERCENT
- ----                           -------------            --------------  ----------------    ------------     -----------
SELLING STOCKHOLDER:

Synthetic Industries, L.P.  .      5,781,250                100%           5,781,250                  --           --


NAMED EXECUTIVE OFFICERS:

Leonard Chill. . . . . . . . .        37,234(1)(2)(3)        *                 --                 35,602(4)         *

Jon P. Beckman. . . . . . . .         19,801(1)(2)(3)        *                --                  10,169            *
  20040 Gulf Blvd.
  Indian Shores, FL 34635

William Gardner Wright, Jr.           17,985(1)(2)(3)        *                 --                 16,353(4)         *

Ralph Kenner. . . . . . . . .         17,985(1)(2)(3)        *                 --                 16,353(4)         *

Robert J. Breyley . . . . . .          3,051(2)(5)           *                 --                  2,421            *


DIRECTORS:

Joseph F. Dana. . . . . . . .         21,680(2)              *                 --                 21,680            *

Lee J. Seidler. . . . . . . .         43,360(2)              *                 --                 43,360            *

William J. Shortt. . . . . . .        14,453(2)              *                 --                 14,453            *

Robert L. Voigt. . . . . . . .        14,453(2)              *                 --                 14,453            *

All executive officers and
directors as a group (14
persons)(3)(5)(6) . . . . . .        194,844               3.27%               --                187,686(4)        2.45%

- ----------

*        Less than 1.0%.

(1) Includes 9,632 shares as to which such person may be deemed to have beneficial ownership as a result of his indirect beneficial ownership of 0.1666% of a partnership interest in the Selling Stockholder.

(2) Includes shares of Common Stock subject to options exercisable within 60 days, as follows: Leonard Chill--27,602 shares; Jon P. Beckman--10,169 shares; William Gardner Wright, Jr.--8,353 shares; Ralph Kenner--8,353 shares; Robert J. Breyley--2,421 shares; Joseph
         F. Dana--21,680 shares; Lee J. Seidler--43,360 shares; William J. Shortt--14,453 shares; Robert L. Voigt--14,453 shares.

(3) Does not include 5,781,250 shares as to which Messrs. Chill, Wright, Kenner and Beckman and W. Wayne Freed may be deemed to have beneficial ownership by virtue of their indirect control of the Selling Stockholder. See "Certain Relationships and Related Transactions".

(4) Includes an estimated 8,000 shares of Common Stock to be acquired after the Offering pursuant to the Subscription Agreements by each of Messrs. Chill, Wright, Kenner and Freed.

(5) Includes 630 shares as to which Mr. Breyley may be deemed to have beneficial ownership as a result of his indirect beneficial ownership of 0.0109% of a partnership interest in the Selling Stockholder.

(6) Does not include (i) an aggregate of 22,275 shares of Common Stock subject to options exercisable within 60 days that are owned by employees of the Company other than the Named Executive Officers and
         (ii) an aggregate of 465,278 shares of Common Stock subject to options that are not exercisable within 60 days that are owned by directors, officers and employees of the Company. Includes an aggregate of 38,528 shares as to which Messrs. Chill, Wright, Kenner and Freed may be deemed to have beneficial ownership as a result of their indirect beneficial ownership of 0.1666% each of a partnership interest in the Selling Stockholder.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         As of June 30, 1996, all of the issued and outstanding Common Stock was owned by the Selling Stockholder. See "Principal and Selling Stockholders". SI Management L.P. is the sole general partner of the Selling Stockholder. Synthetic Management G.P. is the sole general partner of SI Management L.P. By virtue of these relationships, Synthetic Management G.P. controls the management and affairs of the Selling Stockholder and, therefore, the Company. After the Offering, the Selling Stockholder will not own any shares of Common Stock.

         The general partners of Synthetic Management G.P. are the following five Delaware corporations: Chill Investments, Inc., Beckman Investments, Inc., Freed Investments, Inc., Kenner Investments, Inc. and W.G. Wright Investments, Inc. Each of Messrs. Chill, Beckman, Freed, Kenner and Wright is the sole director and the sole stockholder of one of Synthetic Management G.P.'s general partners. For further information concerning Messrs. Chill, Beckman, Freed, Kenner and Wright, see "Management--Executive Officers and Directors of the Company" and "--Executive Compensation".

         The Company and the Selling Stockholder will share expenses of the Offering as follows: if the Offering does not occur, the Company shall bear all of the costs and expenses of the Selling Stockholder and the Company associated with this Offering, including, without limitation, the preparation and filing of the Registration Statement, the fees and expenses of counsel, accountants and other professionals for the Selling Stockholder, the general partner of the Selling Stockholder and the Company and any fees and expenses to which Bear, Stearns & Co. Inc. may be entitled as reimbursement. If the Offering occurs, each of the Selling Stockholder and the Company shall bear the Underwriters' discounts and commissions attributable to the shares of Common Stock sold by it in the Offering, and each of the Company and the Selling Stockholder shall bear its own expenses associated with the Offering, except that in addition to its own expenses the Selling Stockholder shall reimburse the Company for a pro rata portion of the Company's out-of-pocket expenses incurred in connection with the Offering (including, without limitation, the fees and expenses of the Company's counsel) determined by reference to the ratio that the shares of Common Stock sold by it in the Offering bears to the total shares of Common Stock sold in the Offering.

         The Company has agreed to indemnify the Selling Stockholder for liabilities arising under the Securities Act of 1933, as amended, on account of misstatements and omissions by the Company in connection with the Offering.

         Lee J. Seidler, a director of the Company, is presently associated with Bear, Stearns & Co. Inc. as Managing Director Emeritus and from time to time receives fees in connection with consulting and referral services to Bear, Stearns & Co. Inc.

         See also the information and the transactions described under "Management--Compensation Committee Interlocks and Insider Participation".

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

THE CREDIT FACILITY

         On October 20, 1995, as subsequently amended, the Company entered into the Credit Facility with the Lenders and The First National Bank of Boston, as agent. The Credit Facility provides for a revolving credit line, a term loan facility and a letter of credit facility pursuant to which the Company may borrow up to an aggregate of $85 million.

         At June 30, 1996, $45 million was borrowed under the term loan facility and approximately $13.0 million was outstanding under the revolving credit loan portion of the Credit Facility (the "Revolver") and approximately $25.7 million was available for additional borrowing thereunder. The Revolver provides for availability based on a borrowing formula consisting of 85% of eligible receivables and 50% of eligible inventory, subject to certain limitations. The entire amount outstanding under the Revolver matures on October 1, 2001. Of the $45 million due under the term loan, $10 million is payable in 1999 and $17.5 million is payable in each of 2000 and 2001.

         The Credit Facility permits borrowings which bear interest, at the Company's option, (i) for domestic borrowings, based on the lender's base rate plus 0.75% or 1.00% for revolver or term loan advances, respectively (9.0% to 9.25% at June 30, 1996) or (ii) for Eurodollar borrowings, based on the Interbank Eurodollar rate at the time of conversion plus 2.75% or 2.50% for revolver or term loan advances, respectively (8.19% to 7.94% at June 30, 1996).

         The Credit Facility provides for borrowings under a letter of credit facility up to $3 million, which borrowings reduce amounts available under the Revolver. As of June 30, 1996, approximately $1.3 million was outstanding under the letter of credit facility.

         The Credit Facility contains a number of covenants, including, among others, covenants restricting the Company and its subsidiaries with respect to the incurrence of indebtedness, limitations on sales of substantial assets, mergers or consolidations and capital expenditures. The Company is also required to comply with certain financial tests and maintain certain financial ratios. Additionally, the Credit Facility and the Debentures contain restrictions on the Company's ability to declare and pay dividends. Based on such restrictions and financial covenants, the Company was prohibited from paying dividends at June 30, 1996.

THE DEBENTURES

         On December 14, 1992, the Company issued the Debentures, which represent unsecured obligations of the Company. The Debentures are redeemable at the option of the Company at any time on or after December 1, 1997, initially at 106.375% of their principal amount, together with accrued interest, with declining redemption prices thereafter. Interest on the Debentures is payable semi-annually on June 1 and December 1.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company currently consists of 5,000 shares of Common Stock, par value $1.00 per share, of which 49.95 Shares are issued and outstanding. All of the issued and outstanding shares of Common Stock are owned by the Selling Stockholder. Immediately prior to the Offering, the Company's Certificate of Incorporation (the "Certificate of Incorporation"), as amended in December 1994, will be amended and restated to increase the authorized capital stock of the Company to 25,000,000 shares of Common Stock and the Stock Split will occur which will increase the number of shares of Common Stock issued and outstanding to 5,781,250 shares. The information below assumes that the amendment of the Certificate of Incorporation and the Stock Split have occurred.

COMMON STOCK

         Each share of Common Stock is entitled to share equally in dividends if, as, and when declared by the Board and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to the holders of the Common Stock. Each holder of Common Stock is entitled to one vote per share for all purposes. The holders of Common Stock have no preemptive rights and there is no cumulative voting, redemption right or right of conversion with respect to the Common Stock. All outstanding shares of Common Stock and all shares to be sold and issued by the Company pursuant to the Offering will be fully paid and nonassessable. The Board is authorized to issue additional shares of Common Stock within the limits authorized by the Certificate of Incorporation and without stockholder action.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The Certificate of Incorporation contains provisions to indemnify the Company's directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"), including payment in advance of a final disposition of a director's or officers' expenses and attorneys' fees incurred in defending any action, suit or proceeding. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION

         The Certificate of Incorporation requires that any action required or permitted to be taken by the Company's stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by consent in writing. The provisions requiring stockholders to take action only at a duly called annual or special meeting may be amended, altered or repealed only upon the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of voting stock of the Company.

SECTION 203 OF THE DGCL

         Generally, Section 203 of the DGCL prohibits certain Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder, unless (i) prior to the time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) at or after such time the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. A Delaware corporation may "opt out" from the application of Section 203 of the DGCL through a provision in its certificate of incorporation or by-laws. The Company has not opted out of

Section 203 of the DGCL and thus is subject to this provision which could render more difficult or discourage a merger, tender offer or other similar transaction.

RIGHTS PLAN

         On ______ ___, 1996, the Board of the Company declared a dividend distribution of one right (each, a "Right," and collectively, the "Rights") for each outstanding share of Common Stock to stockholders of record at the close of business on ______________, 1996. The holders of any additional Common Stock issued subsequent to such date and before the earliest of the Distribution Date (as hereinafter defined), the redemption of the Rights, the exchange of the Rights or the expiration of the Rights also will be entitled to one Right for each such additional share. Each Right entitles the registered holder to purchase from the Company one share of Common Stock of the Company, at a Purchase Price of $_____ per share, subject to adjustment. The Purchase Price must be paid in cash at the time of exercise. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The First National Bank of Boston, as Rights Agent.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and a distribution date will occur (the "Distribution Date") upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) ten days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after May 31, 1996 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on _______________, 2006, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, certificates representing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, and except in certain other circumstances specified in the Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iii) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split or recapitalization), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, other consideration of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, the right to purchase Common Stock of the Company having a value equal to two times the exercise price is not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger described in the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events".

         The Purchase Price payable, and the number of shares (or fractions thereof) or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (including regular quarterly dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. In addition, to the extent that the Company does not have sufficient shares of Common Stock issuable upon exercise of the Rights following the occurrence of a Triggering Event, the Company may, under certain circumstances, reduce the Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

         At any time until fifteen days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.05 per Right, subject to certain limitations. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.05 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (a copy of the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part), including the definitions therein of certain terms.

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of the Offering, the Company will have outstanding 7,500,000 shares of Common Stock. All of these shares of Common Stock will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares owned by an "affiliate" of the Company, which will be subject to the limitations of Rule 144 under the Securities Act ("Rule 144").

         After the Offering the Subscribing Officers will purchase in the aggregate approximately 32,000 shares of Common Stock (the "Purchased Shares") pursuant to the Subscription Agreements and the Subscribing Officers and certain other executive officers and directors will have the right to exercise currently exercisable options into approximately 173,119 shares of Common Stock (the "Option Shares"). The Company and each executive officer and director of the Company have agreed with the Underwriters not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, directly or indirectly, any of the Purchased Shares or Option Shares or in any manner transfer all or a portion of the economic benefits associated with the ownership of the Purchased Shares or Option Shares for a period of 180 days after the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc., except for gifts, provided that the donee agrees to be bound by the foregoing restrictions, and except that the Company may grant options under its employee benefit plans consistent with past practices or issue shares of Common Stock upon the exercise of options granted under such employee benefit plans.

         Executive officers and directors of the Company are generally permitted to sell Common Stock in accordance with Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least two years from the date such securities were acquired from the Company or an affiliate of the Company is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock and (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. Under Rule 144, however, a person who has held shares for a minimum of three years from the later of the date such securities were acquired from the Company or an affiliate of the Company and who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the Company, is free to sell such shares without regard to the volume, manner-of-sale and certain other limitations contained in Rule 144.

         Following expiration of the 180 day lock-up agreement with the Underwriters, no outstanding shares of Common Stock held by the Company's officers and directors will be immediately eligible for sale, subject to applicable volume limitations and other provisions of Rule 144.

         There can be no certainty as to the effect, if any, that market sales of shares of Common Stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market may have an adverse impact on the market for the Shares.

                                  UNDERWRITING

The Underwriters named below (the "Underwriters"), for whom Bear, Stearns & Co. Inc. is acting as Representative (the "Representative"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholder the aggregate number of shares of Common Stock set forth opposite their names below:

                                                                             NUMBER OF
                      UNDERWRITERS                                     SHARES TO BE PURCHASED
                      ------------                                     ----------------------
 Bear, Stearns & Co. Inc.  . . . . . . . . . . . . .





                                                                              ---------
          Total  . . . . . . . . . . . . . . . . . .                          7,500,000
                                                                              =========

         The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by their counsel and to various other conditions. The nature of the obligations of the Underwriters is such that they are committed to purchase all of the shares of Common Stock offered hereby if any are purchased.

         The Representative has advised the Company and the Selling Stockholder that the Underwriters propose initially to offer the shares of Common Stock offered hereby directly to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow a selected dealer concession of not more than $_____ per share, and the Underwriters may allow, and such dealers may reallow, concessions not in excess of $_____ per share to certain other dealers. After the initial public offering, the public offering price and concessions and reallowances to dealers may be changed by the Representative.

         The Company has granted an option to the Underwriters, exercisable at any time during the 30-day period after the date of this Prospectus, to purchase from the Company up to an additional 1,125,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's purchases obligations set forth in the foregoing table.

         The Underwriting Agreement provides that the Company and the Selling Stockholder will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or will contribute to payments the Underwriters may be required to make in respect thereof.

         The Company has agreed not to offer, issue, sell, transfer, assign, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative.

         All executive officers and directors of the Company have agreed with the Underwriters that they will not offer, sell, transfer, assign, contract to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative.

After such 180 day period, such persons will be entitled to sell, distribute or otherwise dispose of the Common Stock that they hold subject to the provisions of applicable securities laws.

         The Representative has advised the Company and the Selling Stockholder that the Underwriters do not expect to confirm sales to discretionary accounts.

         The Underwriters have agreed to reserve up to ____ shares of the Common Stock offered hereby for sale to certain partners of the Selling Stockholder at the public offering price set forth on the cover page of this Prospectus. Such persons must purchase such shares as soon as the Offering commences and any shares not so purchased will be immediately reoffered by the Underwriters to the public.

         Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation between the Company and the Representative. Among the factors which will be considered in such negotiations are the Company's history, capital structure and financial condition, its past and present earnings and the trend of such earnings, prospects for the Company and its industry, the present state of the Company's development, the recent market prices of publicly-held companies that the Company and the Representative believe to be comparable to the Company and general conditions prevailing in the securities markets at the time of this Offering.

                                 LEGAL MATTERS

         Certain legal matters with respect to the validity of the Shares are being passed upon for the Company by Andrews & Kurth L.L.P., New York, New York. Paul, Hastings, Janofsky & Walker (a partnership including professional corporations), New York, New York, has acted as counsel to the Underwriters in connection with the Offering.

                                    EXPERTS

         The Consolidated Financial Statements as of September 30, 1995 and 1994 and for each of the three fiscal years in the period ended September 30, 1995, appearing in this Prospectus and Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports thereon appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information as filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the following Regional Offices of the Commission:
Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048, and Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy statements and other information may be electronically accessed at the Commission's site on the World Wide Web located at http://www.sec.gov. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-1, of which this Prospectus forms a part (together with any amendments thereto, the "Registration Statement"), under the Securities Act in respect of the Shares offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings may be inspected at and obtained from the Commission's principal office in Washington, D.C. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                           SYNTHETIC INDUSTRIES, INC.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS:

(1) Consolidated Financial Statements as of September 30, 1994 and 1995 and for each of the three years in the period ended September 30, 1995.

                                                                                                                     Page
                                                                                                                     ----
                 Independent Auditors' Report.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-2
                 Consolidated Balance Sheets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-3
                 Consolidated Statements of Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-4
                 Consolidated Statements of Changes in Stockholder's Equity . . . . . . . . . . . . . . . . . . . . . F-5
                 Consolidated Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-6
                 Notes to Consolidated Financial Statements.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-7

(2) Unaudited Consolidated Financial Statements as of June 30, 1995 and 1996 and for the three and nine months periods then ended.

                 Consolidated Balance Sheets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-18
                 Consolidated Statements of Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-19
                 Consolidated Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-20
                 Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-21

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Synthetic Industries, Inc.
Chickamauga, Georgia

         We have audited the accompanying consolidated balance sheets of Synthetic Industries, Inc. (a wholly owned subsidiary of Synthetic Industries, L.P.) and its subsidiaries as of September 30, 1994 and 1995, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Synthetic Industries, Inc. and subsidiaries at September 30, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles.

         As discussed in Note 11 to the consolidated financial statements, the Company changed its method of accounting for income taxes during the year ended September 30, 1993.


DELOITTE & TOUCHE LLP

New York, New York
November 17, 1995 (July 31, 1996 as to Notes 10.c. and 15)

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
         (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                        SEPTEMBER 30,
                                                                                  ------------------------
                                           ASSETS                                     1994         1995
                                                                                  -----------  -----------
           CURRENT ASSETS:
               Cash  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     117    $     108
               Accounts receivable, net (Note 3) . . . . . . . . . . . . . . . .     39,094       47,947
               Inventory (Note 4)  . . . . . . . . . . . . . . . . . . . . . . .     32,520       45,597
               Other current assets (Note 5) . . . . . . . . . . . . . . . . . .     10,859       14,708
                                                                                  ---------    ---------
                       TOTAL CURRENT ASSETS  . . . . . . . . . . . . . . . . . .     82,590      108,360

           PROPERTY, PLANT AND EQUIPMENT, net (Note 6) . . . . . . . . . . . . .    115,050      116,729

           OTHER ASSETS (Note 7) . . . . . . . . . . . . . . . . . . . . . . . .     90,293       87,211
                                                                                  ---------    ---------

                                                                                  $ 287,933    $ 312,300
                                                                                  =========    =========

                            LIABILITIES AND STOCKHOLDER'S EQUITY

           CURRENT LIABILITIES:
               Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . .  $  18,767    $  24,021
               Accrued expenses and other current liabilities  . . . . . . . . .      6,944        7,378
               Income taxes payable (Note 11)  . . . . . . . . . . . . . . . . .        482        1,455
               Interest payable  . . . . . . . . . . . . . . . . . . . . . . . .      6,247        6,427
               Current maturities of long-term debt (Note 8) . . . . . . . . . .      6,036           40
                                                                                  ---------    ---------
                       TOTAL CURRENT LIABILITIES   . . . . . . . . . . . . . . .     38,476       39,321

           LONG-TERM DEBT (Note 8) . . . . . . . . . . . . . . . . . . . . . . .    172,490      192,048

           DEFERRED INCOME TAXES (Note 11) . . . . . . . . . . . . . . . . . . .     21,150       23,175


           COMMITMENTS AND CONTINGENCIES (Notes 10 and 11)

           STOCKHOLDER'S EQUITY (Notes 14 and 15):
               Common stock  . . . . . . . . . . . . . . . . . . . . . . . . . .         --           --
               Additional paid-in capital  . . . . . . . . . . . . . . . . . . .     69,300       69,300
               Cumulative translation adjustments  . . . . . . . . . . . . . . .        26            29
               Deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (13,509)     (11,573)
                                                                                  ---------    ---------

                       TOTAL STOCKHOLDER'S EQUITY  . . . . . . . . . . . . . . .     55,817       57,756
                                                                                  ---------    ---------
                                                                                  $ 287,933    $ 312,300
                                                                                  =========    =========



                See Notes to Consolidated Financial Statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
         (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                     FISCAL YEAR ENDED SEPTEMBER 30,
                                                              ----------------------------------------------

                                                                  1993             1994             1995
                                                              ------------    -------------     ------------
Net sales . . . . . . . . . . . . . . . . . . . . . . .       $    210,516    $     234,977     $    271,427
                                                              ------------    -------------     ------------
Costs and expenses:
   Costs of sales   . . . . . . . . . . . . . . . . . .            142,181          152,305          194,706
   Selling expenses   . . . . . . . . . . . . . . . . .             19,395           21,815           24,273
   General and administrative expenses  . . . . . . . .             16,404           17,588           21,195
   Amortization of excess of purchase price over net
      assets acquired and other intangibles   . . . . .              2,615            2,499            2,566
                                                              ------------    -------------     ------------

                                                                   180,595          194,207          242,740
                                                              ------------    -------------     ------------

      Operating income  . . . . . . . . . . . . . . . .             29,921           40,770           28,687
                                                              ------------    -------------     ------------
Other expenses:
   Interest expense   . . . . . . . . . . . . . . . . .             20,854           20,011           22,514
   Amortization of deferred financing costs   . . . . .                933              739              737
                                                              ------------    -------------     ------------

                                                                    21,787           20,750           23,251
                                                              ------------    -------------     ------------
Income from continuing operations before provision
   for income taxes   . . . . . . . . . . . . . . . . .              8,134           20,020            5,436

Provision for income taxes (Note 11)  . . . . . . . . .              4,472            8,600            3,500
                                                              ------------    -------------     ------------

Income from continuing operations . . . . . . . . . . .              3,662           11,420            1,936

Reversal of provision for discontinued operations (Note 12)          1,420               --               --
                                                              ------------    -------------     ------------
Income before extraordinary item and cumulative effect
   of change in accounting principle  . . . . . . . . .              5,082           11,420            1,936
Extraordinary item -- loss from early extinguishment of debt
   (Note 9)   . . . . . . . . . . . . . . . . . . . . .             (8,892)              --               --
Cumulative effect on prior years of change in accounting
   for income taxes (Note 11)   . . . . . . . . . . . .             (8,500)              --               --
                                                              ------------    -------------    -------------
NET INCOME (LOSS) . . . . . . . . . . . . . . . . . . .       $    (12,310)   $      11,420     $      1,936
                                                              ============    =============     ============

Pro Forma Financial Data (Unaudited):
   Pro forma net income   . . . . . . . . . . . . . . .                                         $      3,336
                                                                                                ============
   Weighted average shares outstanding used in computing
      pro forma net income per share  . . . . . . . . .                                            7,730,014
                                                                                                ============
   Pro forma net income per share   . . . . . . . . . .                                         $       0.43
                                                                                                ============


               See Notes to Consolidated Financial Statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                           (IN THOUSANDS OF DOLLARS)

                                                     ADDITIONAL      CUMULATIVE
                                        COMMON        PAID-IN       TRANSLATION
                                        STOCK         CAPITAL       ADJUSTMENTS       DEFICIT         TOTAL
                                     -----------   -------------   -------------   -------------   -----------
Balance, October 1, 1992  . . .      $        --    $     69,300   $          19  $    (12,619)   $   56,700
Net loss  . . . . . . . . . . .               --              --              --       (12,310)      (12,310)
Foreign currency translation  .               --              --              33            --            33
                                     -----------    ------------   -------------  ------------    ----------
Balance, September 30, 1993 . .               --          69,300              52       (24,929)       44,423
Net income  . . . . . . . . . .               --              --              --       11,420         11,420
Foreign currency translation  .               --              --             (26)           --           (26)
                                     -----------    ------------   -------------  ------------    ----------
Balance, September 30, 1994 . .               --          69,300              26       (13,509)       55,817
Net income  . . . . . . . . . .               --              --              --        1,936          1,936
Foreign currency translation  .               --              --               3            --             3
                                     -----------    ------------   -------------  ------------    ----------
Balance, September 30, 1995 . .      $        --    $     69,300   $          29  $    (11,573)   $   57,756
                                     ===========    ============   =============  ============    ==========

               See Notes to Consolidated Financial Statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                                     FISCAL YEAR ENDED SEPTEMBER 30,
                                                            --------------------------------------------------

                                                                1993             1994               1995
                                                            -------------   ---------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before extraordinary item and cumulative
   effect of change in accounting principle   . . . . . .     $  5,082         $ 11,420         $  1,936
Adjustments to reconcile net income to net cash provided
by operations:
   Depreciation   . . . . . . . . . . . . . . . . . . . .        8,515            9,152           11,634
   Amortization of intangibles and deferred financing
      costs   . . . . . . . . . . . . . . . . . . . . . .        3,558            3,238            3,303
   Deferred income taxes  . . . . . . . . . . . . . . . .        5,489            3,830             (355)
   Provision for bad debts  . . . . . . . . . . . . . . .          383              217            3,363
   Loss on disposal of equipment  . . . . . . . . . . . .          751              266               --
   Reversal of provision for loss on disposal of discontinued
      operations (net of tax)   . . . . . . . . . . . . .       (1,420)              --               --
Changes in assets and liabilities:
   Increase in accounts receivable  . . . . . . . . . . .       (5,335)          (2,861)         (12,212)
   Decrease (increase) in inventory   . . . . . . . . . .        1,758           (7,255)         (13,076)
   Increase in other current assets   . . . . . . . . . .         (647)            (632)          (1,469)
   (Decrease) increase in accounts payable  . . . . . . .       (1,700)           5,348            5,254
   Increase in accrued expenses and other current liabilities    2,499              533              434
   (Decrease) increase in income taxes payable  . . . . .         (356)             482              973
   Increase in interest payable   . . . . . . . . . . . .        5,757              224              180
                                                              --------         --------         --------
      Cash provided by (used in) operating activities   .       24,334           23,962              (35)
                                                              --------         --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment  . . . . . . .      (11,759)         (31,866)         (13,313)
                                                              --------         --------         --------
   Cash used in investing activities  . . . . . . . . . .      (11,759)         (31,866)         (13,313)
                                                              --------         --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under term loan  . . . . . . . . . . . . . . .       30,000               --           11,000
Repayments under term loan  . . . . . . . . . . . . . . .      (19,303)          (6,000)          (6,000)
Issuance of 12 3/4% senior subordinated debentures  . . .      140,000               --               --
Redemption of 11 1/2% senior subordinated debentures  . .     (116,344)              --               --
Repayment costs on early extinguishment of debt . . . . .         (720)              --               --
Repayment of junior subordinated debentures . . . . . . .      (17,093)              --               --
Net repayment (borrowings) under revolving credit line  .      (23,298)          13,802            8,598
Repayments of other long term debt  . . . . . . . . . . .          (28)             (31)             (36)
Deferred financing costs  . . . . . . . . . . . . . . . .       (5,784)              --             (221)
                                                              --------         --------         --------
   Cash (used in) provided by financing activities  . . .      (12,570)           7,771           13,341
   Effect of exchange rate changes on cash  . . . . . . .           (1)              (3)              (2)
                                                              --------         --------         --------
NET INCREASE (DECREASE) IN CASH . . . . . . . . . . . . .            4             (136)              (9)
CASH AT BEGINNING OF YEAR . . . . . . . . . . . . . . . .          249              253              117
                                                              --------         --------         --------
CASH AT END OF YEAR . . . . . . . . . . . . . . . . . . .     $    253         $    117         $    108
                                                               =======          =======          =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Cash paid during the year for:
   Interest   . . . . . . . . . . . . . . . . . . . . . .     $ 14,913         $ 19,787         $ 22,334
   Income taxes   . . . . . . . . . . . . . . . . . . . .           --            3,901            2,882


                See Notes to Consolidated Financial Statements.

                 SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1.       ORGANIZATION

         Synthetic Industries, Inc., a Delaware corporation (the "Company"), manufactures and markets a wide range of polypropylene-based fabric and fiber products designed for industrial applications. The Company's diverse mix of products are marketed to the floor covering, construction and technical textile markets for such end-use applications as carpet backing, geotextiles, erosion control, concrete reinforcement and furniture construction fabrics. The Company is a wholly-owned subsidiary of Synthetic Industries, L.P., a Delaware limited partnership.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated.

REVENUE RECOGNITION

         Revenue from product sales is recognized at the time of shipment.

FOREIGN CURRENCY TRANSLATION

         The assets and liabilities of foreign subsidiaries are translated at the fiscal year-end rates of exchange, and the results of operations are translated at the average rates of exchange for the years presented. Gains or losses resulting from translating foreign currency financial statements are accumulated in the cumulative translation adjustments account in the stockholder's equity section of the accompanying consolidated balance sheets.

INVENTORY

         Inventory is stated at the lower of cost, determined using the first-in, first-out method, or market.

PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is provided on the straight-line method based on estimated useful lives, as follows:

                 Building and improvements         25 years
                 Machinery and equipment           14 years

Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the lease. Expenses for repairs, maintenance and renewals are charged to operations as incurred. Expenditures which improve an asset or extend its useful life are capitalized. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in the results of operations.

         The Company had capitalized interest costs of $283, $729 and $255 in fiscal 1993, 1994 and 1995, respectively.

INCOME TAXES

         The Company accounts for income taxes using an asset and liability approach in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED

         The excess of purchase price over net assets acquired is amortized on a straight-line basis over a period of 40 years. Excess of purchase price over net assets acquired is assessed for recoverability on a regular basis. In evaluating the value and future benefits of goodwill, its carrying value would be reduced by the excess, if any, of the balance over management's best estimate of undiscounted future operating income before amortization of the related intangible assets over the remaining amortization period.

DEFERRED FINANCING COSTS AND INTANGIBLE ASSETS

         Deferred financing costs are amortized over periods from 5 to 12 years. Intangible assets consist primarily of trademarks and patent on Fibermesh(R) which are amortized on a straight-line basis over 40 and 5 years, respectively.

COMPUTATION OF PRO FORMA NET INCOME PER SHARE

         The Company has presented pro forma net income per share for the year ended September 30, 1995 in lieu of historical net income per share.
Historical per share information is not meaningful as the Company is owned by one shareholder. The pro forma net income per share has been computed assuming
(a) proceeds of the initial public offering (Note 15) were used to repay indebtedness resulting in interest savings and (b) the weighted average number of common shares and common share equivalents outstanding have been adjusted to give effect to the stock split authorized in July 1996 (Note 15). Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 55, common share equivalents attributable to stock options granted within one year of an initial public offering have been included in the calculation of weighted average shares outstanding.

RECLASSIFICATION OF PRIOR FINANCIAL STATEMENTS

         Certain reclassifications have been made to previous years' financial statements to conform with 1995 classifications.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

         In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995; therefore, the Company will adopt SFAS No. 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

         In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" which will be effective for the Company beginning October 1, 1996. SFAS No. 123 establishes financial accounting and reporting standards for stock based employee compensation plans. The Company will account for stock-based compensation awards under the provisions of Accounting Principles Board Opinion No. 25, as permitted by SFAS No. 123. In accordance with SFAS No. 123, beginning in the fiscal year ended September 30, 1997, the Company will make pro forma disclosures relative to stock-based compensation as part of the accompanying footnotes to the consolidated financial statements.

3.       ACCOUNTS RECEIVABLE

         Accounts receivable are presented net of the allowances for doubtful accounts of $1,201 and $4,053 as of September 30, 1994 and 1995, respectively. During fiscal 1995, the Company recorded a pre-tax charge of $2,852 to increase the allowance for doubtful accounts due to a customer who experienced severe financial difficulty. Amounts written off against established allowances were $383, $217 and $511 for the years ended September 30, 1993, 1994 and 1995, respectively.

         Most of the Company's carpet backing sales are with customers located in Georgia. Net sales to one customer represented 17%, 18% and 18%, respectively, of consolidated net sales for the fiscal years presented.

4.       INVENTORY

         Inventory consists of the following:

                                                                    SEPTEMBER 30,
                                                               -----------------------
                                                                  1994         1995
                                                               ----------   ----------
                             Finished goods  . . . . . . .     $   20,580   $   27,867

                             Work in progress  . . . . . .          5,263        5,541

                             Raw materials . . . . . . . .          6,677       12,189
                                                               ----------   ----------

                                                               $   32,520   $   45,597
                                                               ==========   ==========


5.       OTHER CURRENT ASSETS

         Other current assets consist of the following:

                                                                       SEPTEMBER 30,
                                                                  -----------------------
                                                                     1994         1995
                                                                  ----------   ----------
                                Prepaid supplies  . . . . . .     $    6,416   $    7,192

                                Deferred tax assets (Note 11)          3,085        5,465

                                Other . . . . . . . . . . . .          1,358        2,051
                                                                  ----------   ----------

                                                                  $   10,859   $   14,708
                                                                  ==========   ==========

6.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consists of the following:

                                                                       SEPTEMBER 30,
                                                                --------------------------
                                                                    1994          1995
                                                                ------------- ------------
                               Land  . . . . . . . . . . . . .  $   3,061     $   3,511

                               Buildings and improvements  . .     21,183        23,457

                               Machinery and equipment and
                                    leasehold improvements . .    141,332       151,921
                                                                ---------     ---------

                                                                  165,576       178,889

                               Accumulated depreciation  . . .    (50,526)      (62,160)
                                                                ---------     ---------

                                                                $ 115,050     $ 116,729
                                                                =========     =========

7.       OTHER ASSETS

        Other assets consist of the following:

                                                                       SEPTEMBER 30,
                                                                 ------------------------
                                                                    1994          1995
                                                                 -----------   ----------
                                Excess of purchase price over
                                  net assets acquired   . . .    $  99,818     $  99,818

                                Intangible assets . . . . . .        4,485         3,546

                                Deferred financing and
                                  organizational costs  . . .       12,034        12,230
                                                                 ---------     ---------

                                                                   116,337       115,594
                                Accumulated amortization  . .      (26,044)      (28,383)
                                                                 ---------     ---------
                                                                 $  90,293     $  87,211
                                                                 =========     =========


The excess of purchase price over net assets acquired arose from the purchase of the Company's common stock in 1986.

8.       LONG-TERM DEBT
Long-term debt consists of the following:

                                                                                      SEPTEMBER 30,
                                                                               --------------------------
                                                                                   1994          1995
                                                                               ------------- ------------
                          Secured Revolving Credit Facility (a):

                            Secured revolving credit portion  . . . . . . . .  $    16,129   $    24,727

                            Term loan portion . . . . . . . . . . . . . . . .       21,000        26,000

                          12 3/4% senior subordinated debentures (b)  . . . .      140,000       140,000

                          Other . . . . . . . . . . . . . . . . . . . . . . .        1,397         1,361
                                                                               -----------   -----------
                                                                                   178,526       192,088

                          Less current portion  . . . . . . . . . . . . . . .       (6,036)          (40)
                                                                               -----------   -----------

                          Total long-term portion . . . . . . . . . . . . . .  $   172,490   $   192,048
                                                                               ===========   ===========

         a.      THE SECURED REVOLVING CREDIT FACILITY

         On January 13, 1995, the Company and its lenders entered into a Third Amended and Restated Revolving Credit Agreement (as amended to date, the "Credit Facility"). The Company's term loan portion of the Credit Facility (the "Term Loan") increased to $30,000 from $19,000. Prior to the execution of the Fourth Amended and Restated Revolving Credit Agreement (the "Amended Credit Facility") on October 20, 1995, the Term Loan was payable in equal monthly installments of $500, plus interest beginning on February 1, 1995. The Company entered into the Amended Credit Facility, with a termination date of October 1, 2001, which provides for Term Loan borrowings of $45,000 of which $10,000 is payable in 1999 and $17,500 is payable in each of 2000 and 2001. Accordingly, at September 30, 1995, all term loan borrowings are classified as long term.

         The revolving credit loan portion of the Amended Credit Facility (the "Revolver") provides for availability based on a borrowing formula consisting of 85% of eligible accounts receivable and 50% of eligible inventory, subject to certain limitations. At September 30, 1995, the Company had $9,173 available under the Revolver. Under the Amended Credit Facility, the maximum amount available for borrowing under the Revolver is increased to $40,000.

         The Amended Credit Facility permits borrowings which bear interest, at the Company's option, (i) for domestic borrowings based on the lender's base rate plus .75% (9.5% at September 30, 1995) or (ii) for Eurodollar borrowings based on the Interbank Eurodollar rate at the time of conversion plus 2.5% or 2.75% for Term Loan or Revolver advances, respectively (8.5% to 8.625% at September 30, 1995). The Credit Facility contained similar provisions for payment of interests thereunder.

         The Amended Credit Facility provides for borrowings under letters of credit of up to $3,000, which borrowings reduce amounts available under the Revolver. The Company is required to pay a .375% fee on the unused portion of the commitment.

         The Company considers the carrying values of amounts outstanding under the Credit Facility to approximate fair value because they reprice frequently at market rates.

         The Amended Credit Facility is collateralized by substantially all of the Company's assets and contains covenants related to the maintenance of certain operating and working capital levels and limitations as to the amount of capital expenditures. The Credit Facility was similarly collateralized and contained like limitations and restrictions. The Company's ability to pay dividends on its Common Stock is restricted by both the Amended Credit Facility and the indenture relating to the Debentures discussed below. Based on such restrictions and financial covenants, the Company was prohibited from paying dividends at September 30, 1995.

         b.      SENIOR SUBORDINATED DEBENTURES

         On December 14, 1992, the Company issued $140,000 of 12-3/4% Senior Subordinated Debentures due 2002 (the "Debentures"), which represent unsecured obligations of the Company. The Debentures are redeemable at the option of the Company at any time on or after December 1, 1997, initially at 106.375% of their principal amount, together with accrued interest, with declining redemption prices thereafter. Interest on the Debentures is payable semi-annually on June 1 and December 1.

         The fair value of the Company's Debentures is estimated based on quoted market prices for the Debentures in the over-the-counter market. The estimated fair value of the Debentures at September 30, 1995 is 97.5% of their face amount, or $136,500.

         Approximate aggregate minimum annual payments due on long term debt, inclusive of additional borrowings pursuant to the Amended Credit Facility, for the subsequent five years are as follows: 1996, $40; 1997, $45; 1998, $50; 1999, $10,057; 2000, $42,291; and thereafter, $158,605.

9.       EXTINGUISHMENT OF DEBT

         On January 13, 1993, the Company's 11-1/2% Senior Subordinated Debentures due 1999 (the "Old Debentures"), with a principal amount of $110,000, were redeemed at 105.11% of the principal amount thereof. On April 22, 1993, the Company redeemed a $40,000 maturity value zero coupon junior subordinated debenture scheduled to mature on December 1, 1999, for $17,488. Also in fiscal 1993, deferred financing fees and prepayment costs associated with a prior credit facility were written off. The principal amounts, related prepayment costs and unamortized issuance costs resulted in an extraordinary loss of $8,892 (net of tax benefit of $5,392).

10.      COMMITMENTS AND CONTINGENCIES

         a.      LEASE COMMITMENTS

         The Company leases certain factory and warehouse buildings and equipment under long-term operating leases expiring through 2009. Future minimum lease payments under noncancellable operating leases at September 30, 1995 are as follows:

                            YEAR                              AMOUNT
                         -----------                       -------------
                          1996                            $      3,755
                          1997                                   2,637
                          1998                                   1,707
                          1999                                   1,248
                          2000                                   1,080
                          Thereafter                             1,461
                                                          ------------

                          Total                           $     11,888
                                                          ============

         Total rental expense for the above operating leases and other short-term leases for the fiscal years 1993, 1994 and 1995 was $4,340, $4,684 and $3,731, respectively.

         b.      CAPITAL EXPENDITURES

         In fiscal 1996, the Company plans a $35,000 expansion of its manufacturing facilities, of which $3,028 is committed at September 30, 1995.

         c.      CONTINGENCIES

         In January 1995, an arbitration proceeding was initiated by Fibermesh (Suisse), S.A. against the Company, in the United States, alleging a breach by the Company of an exclusive distribution agreement for the distribution of Fibermesh(R) in Switzerland and claiming actual damages of 6,104,000 Swiss Francs ($4.9 million at June 30, 1996) and punitive damages of $20 million. The Company believes that it has meritorious defenses to all claims in the action and that the ultimate resolution will not have a materially adverse effect on the Company's financial position or results of operations.

         The Company and its subsidiaries are parties to litigation arising out of their business operations. Most of such litigation involves claims for personal injury, property damage, breach of contract and claims involving employee relations and certain administrative proceedings. The Company believes such claims are adequately covered by insurance or do not involve a risk of material loss to the Company.

11.      INCOME TAXES

         Income tax expense for each of the years presented is determined in accordance with SFAS No. 109. The Company adopted SFAS No. 109 as of October 1, 1992, and reflected a charge of $8,500 representing the cumulative effect of this accounting change on net income.

         The provision (benefit) for income taxes is as follows:

                                                                          YEAR ENDED SEPTEMBER 30,
                                                                --------------------------------------------
                                                                    1993            1994            1995
                                                                -----------     ------------    ------------
         Current:
                 Federal  . . . . . . . . . . . . . . . .       $      (764)    $      3,770    $      3,180
                 State  . . . . . . . . . . . . . . . . .              (200)           1,000             400
                 Foreign  . . . . . . . . . . . . . . . .                --               --             275
                                                                -----------     ------------    ------------
                                                                       (964)           4,770           3,855
                                                                -----------     ------------    ------------

         Deferred:
                 Federal  . . . . . . . . . . . . . . . .               795            3,405            (218)
                 State  . . . . . . . . . . . . . . . . .                49              425            (137)
                                                                -----------     ------------    -------------
                                                                        844            3,830            (355)
                                                                -----------     ------------    -------------
         Total taxes on income  . . . . . . . . . . . . .       $      (120)    $      8,600    $      3,500
                                                                ===========     ============    ============

         The Omnibus Budget Reconciliation Act of 1993 (the "Tax Act"), enacted in August 1993, increased the statutory corporate income tax 1% (to 35%) and made other changes concerning the deductibility of certain costs in determining taxable income. Provisions of the Tax Act were effective retroactive to January 1, 1993. As a result and in accordance with SFAS No. 109, deferred federal income tax expense was increased by $423 in the quarter ended September 30, 1993.

         A reconciliation of income taxes from continuing operations computed at the statutory rate and actual tax expense is as follows:


                                                                          YEAR ENDED SEPTEMBER 30,
                                                               ----------------------------------------------
                                                                    1993             1994            1995
                                                               --------------   --------------   ------------
Amount computed at statutory rate . . . . . . . . . . . .      $      2,522     $      7,007    $      1,900
State and local taxes less applicable  federal income tax               289              747             270
Amortization of goodwill  . . . . . . . . . . . . . . . .               915              871             873
Other nondeductible expenses  . . . . . . . . . . . . . .               142              348             210
Effect of federal tax rate increase . . . . . . . . . . .               423               --              --
Other, net  . . . . . . . . . . . . . . . . . . . . . . .               181             (373)            247
                                                               ------------     ------------    ------------
                                                               $      4,472     $      8,600    $      3,500
                                                               ============     ============    ============

The tax effects of significant items comprising the Company's net deferred tax liability are as follows:

                                                                                SEPTEMBER 30,
                                                                     -----------------------------------
                                                                            1994              1995
                                                                     -----------------   ---------------
          Property, plant and equipment . . . . . . . . . . . . .      $       20,058    $      22,121
          Trademarks and patents  . . . . . . . . . . . . . . . .               1,092            1,054
                                                                       --------------    -------------

          Total deferred income tax liabilities . . . . . . . . .              21,150           23,175
                                                                       --------------    -------------

          Receivables . . . . . . . . . . . . . . . . . . . . . .                 480            1,609
          Inventory . . . . . . . . . . . . . . . . . . . . . . .                 397              628
          Accrued expenses  . . . . . . . . . . . . . . . . . . .                 691            1,581
          AMT credit carryforward . . . . . . . . . . . . . . . .               1,517            1,647
                                                                       --------------    -------------

          Total deferred income tax assets  . . . . . . . . . . .               3,085            5,465
                                                                       --------------    -------------

          Net deferred income tax liability . . . . . . . . . . .      $       18,065    $      17,710
                                                                       ==============    =============

     United States income tax returns for fiscal years 1992 and 1993 are currently under examination by the Internal Revenue Service. In the opinion of management, adjustments resulting from the examination will not have a material adverse effect on the Company's consolidated financial position or results of operations.

12.  DISCONTINUED OPERATIONS

     On March 15, 1993, the Company completed the disposal of its Irish manufacturing operations, which had been accounted for as a discontinued operation. In fiscal 1993, the Company reduced amounts previously provided for the loss on disposal by $1,420 (net of income taxes of $800).

13.  RETIREMENT PROGRAMS

     For United States employees, the Company maintains a trustee profit-sharing plan (the "Plan") which is qualified under Section 401(k) of the Internal Revenue Code. All full-time employees over the age of 21 who have been employed continuously for at least one year are eligible for participation in the Plan. The Company may, but has not elected to, contribute a portion of its profits to the Plan, as determined by the Board. Employer contributions vest over 3 to 7 years. The Company has elected to match employee contributions to the Plan on a 50% basis but not to exceed 6% of the employee's annual compensation. During fiscal years 1993, 1994 and 1995, the Company contributed $813, $891 and $921, respectively. The Plan provides for the Company to bear the expense of the administration of the Plan. Pension expense on the foreign plans is not significant.

14.  STOCKHOLDERS EQUITY

     a.   COMMON STOCK

     The authorized capital stock of the Company consisted of 5,000 shares of common stock, par value $1.00 per share (the "Common Stock"), of which 49.95 shares were outstanding at September 30, 1995 and 1994. All of the issued and outstanding shares of Common Stock are owned by Synthetic Industries, L.P. In connection with the Recapitalization in July 1996 (Note 15.b), the Company increased the authorized number of shares to 25,000,000 and approved a 115,740.74- for-1 stock split of the issued and outstanding shares. All share and per share information have been adjusted to give retroactive recognition to the stock split.

     b.   STOCK OPTIONS

     In August 1994, the Company adopted a stock option plan (the "Directors' Plan"), pursuant to which non-qualified stock options to purchase an aggregate of 125,261 shares of Common Stock were granted to the four non-employee Directors of the Company at an exercise price of $6.83 per share which was determined by reference to the fair market value of the Company's equity at the time such Directors joined the Board. The stock options will be fully vested by October 1, 1996 and have a term which expires on August 4, 2004. The Directors' Plan does not provide for any further grants of options thereunder.

     In August 1994, the Company adopted a stock option plan ( the "1994 Plan") for its key employees which provides for the grant of incentive stock options, within the meaning of Section 422A of the Internal Revenue Code, and non-qualified stock options. The maximum aggregate number of shares of Common Stock that may be issued under the 1994 Plan is 491,413 shares. In December 1995, stock options to purchase an aggregate of 316,697 shares of Common Stock were granted at an exercise price of $10.72 per share. The stock options vest and become exercisable at a rate of 25% per year over a four-year period and expire ten years from the date of grant. As of September 30, 1995, no options were exercisable under the 1994 Plan.

     The purchase price of the shares of Common Stock subject to options under the 1994 Plan must be no less than the fair market value of the Common Stock at the date of grant, provided, however, that the purchase price of shares of Common Stock subject to ISOs granted to any optionee who owns shares possessing more than 10% of the combined voting power of the Company ("Ten Percent Stockholder") must not be less than 110% of the fair market value of the Common Stock at the date of the grant. The maximum term of an option may not exceed ten years from the date of grant, except with respect to ISOs granted to Ten Percent Stockholders which must expire within five years of the date of grant.


15.  SUBSEQUENT EVENTS

     a.   STOCK OPTIONS

     In December 1995, stock options for 174,716 shares of Common Stock were granted to various employees under the 1994 Plan at an exercise price of $10.72 per share. The stock options vest and become exercisable at a rate of 25% per year over a four-year period and expire ten years from the date of grant. As of July 30, 1996, options to purchase an aggregate of 491,413 shares of Common Stock had been granted under the 1994 Plan. As of July 30, 1996, 79,173 stock options were exercisable under the 1994 Plan.

     In May 1996, the Company adopted a stock option plan (the "1996 Plan"), which provides for the grant of incentive stock options and nonqualified stock options to any full time employee of the Company under terms substantially the same as the 1994 Plan. The maximum number of shares of Common Stock that may be issued under the 1996 Plan is 57,812 shares. As of July 30, 1996, options to purchase an aggregate of 21,723 shares had been granted at an exercise price of $10.72 per share. As of July 30, 1996, no options were exercisable under the 1996 Plan.

     b.   RECAPITALIZATION

     On July 31, 1996, the Board of Directors approved an amendment to the Company's Certificate of Incorporation to effect a recapitalization of the Company's Common Stock, pursuant to which the number of authorized shares of the Company's Common Stock will be increased to 25,000,000 shares (the "Recapitalization"). As part of the Recapitalization, the Board approved a 115,740.74-for-1 stock split of the issued and outstanding shares of Common Stock. The Recapitalization, including the stock split, will be effective immediately prior to a contemplated initial public offering. All share and per share information included in the accompanying consolidated financial statements and notes have been adjusted to give retroactive recognition to the stock split.

    In addition, on July 31, 1996, the Board of Directors authorized, subject to consummation of an initial public offering, (i) an increase to the number of available shares of Common Stock that may be issued under the 1996 Plan by 231,250 to 289,062 and (ii) the distribution of one right (each, a "Right," and collectively, the "Rights") for each outstanding share of Common Stock to stockholders to purchase from the Company one share of Common Stock under certain circumstances. A right will also be attached to each share of Common Stock subsequently issued. The Rights will have certain anti-takeover effects.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
         (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                     SEPTEMBER 30,          JUNE 30,
                                                                          1995                1996
                                                                   ------------------  ------------------
                      ASSETS

CURRENT ASSETS
  Cash  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $         108    $         165
  Accounts receivable, net of allowance for doubtful accounts
      of $4,053 and $4,050, respectively  . . . . . . . . . . . .           47,947           50,809
  Inventory (Note 3)  . . . . . . . . . . . . . . . . . . . . . .           45,597           37,668
  Other current assets  . . . . . . . . . . . . . . . . . . . . .           14,708           14,812
                                                                     -------------    -------------

  TOTAL CURRENT ASSETS  . . . . . . . . . . . . . . . . . . . . .          108,360          103,454

PROPERTY, PLANT AND EQUIPMENT, net (Note 4) . . . . . . . . . . .          116,729          137,237

OTHER ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . .           87,211           84,841
                                                                     -------------    -------------

                                                                     $     312,300    $     325,532
                                                                     =============    =============

      LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
  Accounts payable  . . . . . . . . . . . . . . . . . . . . . . .    $      24,021    $      23,600
  Accrued expenses and other current liabilities  . . . . . . . .            7,378            8,235
  Income taxes payable (Note 6)   . . . . . . . . . . . . . . . .            1,455            2,204
  Interest payable  . . . . . . . . . . . . . . . . . . . . . . .            6,427            2,555
  Current maturities of long-term debt (Note 5)   . . . . . . . .               40               60
                                                                     -------------    -------------

  TOTAL CURRENT LIABILITIES   . . . . . . . . . . . . . . . . . .           39,321           36,654

LONG-TERM DEBT (Note 5) . . . . . . . . . . . . . . . . . . . . .          192,048          204,145

DEFERRED INCOME TAXES (Note 6)  . . . . . . . . . . . . . . . . .           23,175           24,225

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDER'S EQUITY (Note 8):
  Common stock  . . . . . . . . . . . . . . . . . . . . . . . . .               --               --
  Additional paid-in capital  . . . . . . . . . . . . . . . . . .           69,300           69,300
  Cumulative translation adjustments  . . . . . . . . . . . . . .               29               (5)
  Deficit   . . . . . . . . . . . . . . . . . . . . . . . . . . .          (11,573)          (8,787)
                                                                     --------------   --------------

  TOTAL STOCKHOLDER'S EQUITY  . . . . . . . . . . . . . . . . . .           57,756           60,508
                                                                     -------------    -------------
                                                                     $     312,300    $     325,532
                                                                     =============    =============


                See Notes to Consolidated Financial Statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
         (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                           THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                June 30,                    June 30,
                                                      ---------------------------   ------------------------
                                                          1995           1996          1995          1996
                                                      ------------   -----------    ----------    ----------
Net sales . . . . . . . . . . . . . . . . . . . .     $    72,767   $     82,843   $   194,349    $  212,060
                                                       ----------    -----------    ----------     ---------
Costs and expenses:
   Costs of sales   . . . . . . . . . . . . . . .          50,867         55,134       136,950       151,221
   Selling expenses   . . . . . . . . . . . . . .           6,627          7,307       17,591         19,259
   General and administrative expenses  . . . . .           4,943          5,233       14,453         16,024
   Amortization of excess of purchase price over net
      assets acquired and other intangibles   . .             648            648        1,918          1,944
                                                      -----------   ------------   ----------     ----------

                                                           63,085         68,322       170,912       188,448
                                                      -----------   ------------   -----------    ----------

      Operating income  . . . . . . . . . . . . .           9,682         14,521       23,437         23,612
                                                      -----------   ------------   ----------     ----------

Other expenses:
   Interest expense   . . . . . . . . . . . . . .           5,846          5,863       17,027         17,253
   Amortization of deferred financing costs   . .             186            175          555            523
                                                      -----------   ------------   ----------     ----------

                                                            6,032          6,038       17,582         17,776
                                                      -----------   ------------   ----------     ----------

Income before provision for income taxes  . . . .           3,650          8,483        5,855          5,836

Provision for income taxes (Note 6) . . . . . . .           1,771          3,390        3,300          3,050
                                                      -----------   ------------   ----------     ----------

NET INCOME  . . . . . . . . . . . . . . . . . . .     $     1,879   $      5,093   $    2,555     $    2,786
                                                      ===========   ============   ==========     ==========

Pro Forma Financial Data (Note 8):
   Pro forma net income   . . . . . . . . . . . .                   $      5,418                  $    3,761
                                                                    ============                  ==========
   Weighted average shares outstanding used in
      computing pro forma net income per share  .                      7,730,014                   7,730,014
                                                                    ============                  ==========
   Pro forma net income per share   . . . . . . .                   $       0.70                  $     0.49
                                                                    ============                  ==========


                See Notes to Consolidated Financial Statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)
                                  (UNAUDITED)

                                                                             NINE MONTHS ENDED JUNE 30,
                                                                             ---------------------------
                                                                                 1995          1996
                                                                             ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income   . . . . . . . . . . . . . . . . .                             $     2,555   $      2,786
   Adjustments to reconcile net income
   to net cash provided by (used in) operations:
      Depreciation  . . . . . . . . . . . . . . .                                   8,605          9,774
      Amortization of deferred financing costs and intangibles                      2,473          2,467
      Provision for bad debts   . . . . . . . . .                                     580             23
      Deferred income taxes   . . . . . . . . . .                                   1,130          1,280
   Change in assets and liabilities:
      Increase in accounts receivable   . . . . .                                  (9,814)        (2,885)
      (Increase) decrease in inventory  . . . . .                                 (18,205)         7,929
      Increase in other current assets  . . . . .                                    (117)          (334)
      Increase (decrease) in accounts payable   .                                   4,917           (421)
      (Decrease) increase in accrued expenses and other current liabilities          (194)           857
      Increase in income taxes payable  . . . . .                                     188            749
      Decrease in interest payable  . . . . . . .                                  (4,052)        (3,872)
                                                                             ------------   ------------
           Cash provided by (used in) operating activities                        (11,934)        18,353

CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to property, plant and equipment   .                                 (12,169)       (25,439)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Borrowings under term loan   . . . . . . . . .                                  11,000         19,500
   Repayments under term loan   . . . . . . . . .                                  (4,500)          (500)
   Net borrowings (repayments) under revolving credit line                         17,800        (11,713)
   Deferred financing costs   . . . . . . . . . .                                    (201)           (97)
   Repayments of other long term obligations  . .                                     (27)           (13)
                                                                              -----------   ------------
      Cash provided by financing activities   . .                                  24,072          7,177
      Effect of exchange rate changes on cash   .                                      17            (34)
                                                                              -----------   ------------
NET (DECREASE) INCREASE IN CASH . . . . . . . . .                                     (14)            57
CASH AT BEGINNING OF PERIOD . . . . . . . . . . .                                     117            108
                                                                              -----------   ------------
CASH AT END OF PERIOD . . . . . . . . . . . . . .                             $       103   $        165
                                                                              ===========   ============

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
   Cash paid during the year for:
      Interest  . . . . . . . . . . . . . . . . .                             $    21,079   $     21,125
      Income taxes  . . . . . . . . . . . . . . .                                   1,832          1,387

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITY:
   Capital lease obligations incurred for purchase of equipment               $        --   $      5,000

                See Notes to Consolidated Financial Statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1996
         (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

1.       ORGANIZATION

         Synthetic Industries, Inc., a Delaware corporation (the "Company"), manufactures and markets a wide range of polypropylene-based fabric and fiber products designed for industrial applications. The Company's diverse mix of products are marketed to the floor covering, construction and technical textile markets for such end-use applications as carpet backing, geotextiles and erosion control, concrete reinforcement and furniture construction fabrics.
The Company is a wholly-owned subsidiary of Synthetic Industries, L.P., a Delaware limited partnership.

2.       INTERIM CONSOLIDATED FINANCIAL STATEMENTS

         The consolidated financial statements as of June 30, 1996 and for the three and nine month periods ended June 30, 1995 and 1996 included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial position at June 30, 1995 and 1996, and the results of operations for the three and nine months ended June 30, 1995 and 1996 have been made on a consistent basis. It is suggested that these consolidated financial statements be read in conjunction with management's discussion and analysis of financial condition and results of operations and the audited consolidated financial statements and footnotes thereto included elsewhere in this Prospectus. Operating results for the three and nine months ended June 30, 1996 may not necessarily be indicative of the results that may be expected for the full year.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.       INVENTORY

         Inventory consists of the following:

                                                                     SEPTEMBER 30,        JUNE 30,
                                                                         1995               1996
                                                                     -------------      -------------
                     Finished goods   . . . . . . . . . . . . . .    $      27,867      $      23,358
                     Work in process  . . . . . . . . . . . . . .            5,541              7,227
                     Raw materials  . . . . . . . . . . . . . . .           12,189              7,083
                                                                     -------------      -------------
                                                                     $      45,597      $      37,668
                                                                     =============      =============

4.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consist of the following:

                                                                       SEPTEMBER 30,        JUNE 30,
                                                                            1995              1996
                                                                      ----------------  ----------------
              Land    . . . . . . . . . . . . . . . . . . . . . .     $     3,511        $    3,511
              Buildings and improvements  . . . . . . . . . . . .          23,457            28,650
              Machinery and equipment and
                   leasehold improvements   . . . . . . . . . . .         151,921           177,010
                                                                      -----------        ----------
                                                                          178,889           209,171
              Accumulated depreciation  . . . . . . . . . . . . .         (62,160)          (71,934)
                                                                      -----------        ----------
                                                                      $   116,729        $  137,237
                                                                      ===========        ==========


5.       LONG-TERM DEBT

         Long-term debt consists of the following:


                                                                                      SEPTEMBER 30,        JUNE 30,
                                                                                           1995              1996
                                                                                     ----------------  ---------------
         Secured revolving credit facility ("Amended
                 Credit Facility"):
                 Secured revolving credit portion ("Revolver")                       $       24,727   $       13,014
                 Term loan portion                                                           26,000           45,000
         12  3/4% Senior subordinated debentures                                            140,000          140,000
         Capitalized lease obligation                                                         --               4,843
         Other                                                                                1,361            1,348
                                                                                     --------------    -------------
                                                                                            192,088          204,205
                 Less current portion                                                           (40)             (60)
                                                                                     --------------    -------------

                 Total long-term portion                                             $     192,048     $     204,145
                                                                                     =============     =============

         The Amended Credit Facility, with termination date of October 1, 2001, provides for term loan borrowings of $45,000, of which $10,000 is payable in 1999 and $17,500 is payable in each of 2000 and 2001.

         The Revolver provides for availability based on a borrowing formula consisting of 85% of eligible accounts receivable and 50% of eligible inventory, subject to certain limitations. Under the Amended Credit Facility, the maximum amount available for borrowing under the Revolver to $40,000. At June 30, 1996, the Company had $25,691 available for borrowings under the Revolver.

         The Company considers the carrying values for the amounts outstanding under the Credit Facility to approximate fair value because they reprice frequently at market rates.

6.       INCOME TAXES

         The provision (benefit) for income taxes is as follows:

                                                          THREE MONTHS ENDED            NINE MONTHS ENDED
                                                               JUNE 30,                     JUNE 30,
                                                      --------------------------   --------------------------
                                                           1995          1996          1995           1996
                                                      -------------  -----------   ------------   -----------
   Current:
      Federal   . . . . . . . . . . . . . . . . .     $       768    $     1,320   $    1,820     $    1,320
      State   . . . . . . . . . . . . . . . . . .             170            190          350            190
      Foreign   . . . . . . . . . . . . . . . . .              --            110            --           260
                                                      -----------    -----------   -----------    ----------

                                                              938          1,620        2,170          1,770
                                                      -----------    -----------   ----------     ----------
   Deferred:
      Federal   . . . . . . . . . . . . . . . . .             805          1,640        1,308          1,180
      State   . . . . . . . . . . . . . . . . . .              28            130          (178)          100
                                                      -----------    -----------   -----------    ----------
                                                              833          1,770        1,130          1,280
                                                      -----------    -----------   ----------     ----------

   Total taxes on income  . . . . . . . . . . . .     $     1,771    $     3,390     $  3,300     $    3,050
                                                      ===========    ===========     ========     ==========

         The federal income tax provision for the three and nine months ended June 30, 1995 and 1996 reflects the non- deductibility of certain expenses for income tax purposes such as amortization of goodwill. Deferred income taxes result from temporary differences between tax bases of assets and liabilities and their reported amounts in the financial statements. The Company's United States income tax returns for the fiscal years 1992 and 1993 have been examined and settled without material adjustment.

7.       CONTINGENCY

         In January 1995, an arbitration proceeding was initiated by Fibermesh (Suisse), S.A. against the Company, in the United States, alleging a breach by the Company of an exclusive distribution agreement for the distribution of Fibermesh(R) in Switzerland and claiming actual damages of 6,104,000 Swiss Francs ($4.9 million at June 30, 1996) and punitive damages of $20 million. The Company believes that it has meritorious defenses to all claims in the action and that the ultimate resolution will not have a materially adverse effect on the Company's financial position or results of operations.

8.       PRO FORMA NET INCOME PER SHARE

         The Company has presented pro forma net income per share for the three and nine month periods ended June 30, 1996 in lieu of historical net income per share. Historical information is not meaningful as the Company is owned by one shareholder. The pro forma net income per share has been computed assuming (a) proceeds of the initial public offering (Note 10) were used to repay indebtedness resulting in interest savings and (b) the weighted average number of common shares and common shares equivalents outstanding have been adjusted to give effect to the stock split authorized in July 1996 (Note 10). Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 55, common share equivalents attributable to stock options granted within one year of an initial public offering have been included in the calculation of weighted average shares outstanding.

9.       STOCK OPTIONS

         In December 1995, stock options for 174,716 shares of Common Stock were granted to various employees under the 1994 Plan at an exercise price of $10.72 per share. The stock options vest and become exercisable at a rate of 25% per year over a four-year period and expire ten years from the date of grant. As of June 30, 1996, options to purchase an aggregate of 491,413 shares of Common Stock had been granted under the 1994 Plan. As of June 30, 1996, 79,173 stock options were exercisable under the 1994 Plan.

         In May 1996, the Company adopted a stock option plan (the "1996 Plan"), which provides for the grant of incentive stock options and nonqualified stock options to any full time employee of the Company under terms substantially the same as the 1994 Plan. The maximum number of shares of Common Stock that may be issued under the 1996 Plan is 57,812 shares. As of June 30, 1996, options to purchase an aggregate of 21,723 shares had been granted at an exercise price of $10.72 per share. As of June 30, 1996, no options were exercisable under the 1996 Plan.

10.      SUBSEQUENT EVENTS

         On July 31, 1996, the Board of Directors approved an amendment to the Company's Certificate of Incorporation to effect a recapitalization of the Company's Common Stock, pursuant to which the number of authorized shares of the Company's Common Stock will be increased to 25,000,000 shares (the "Recapitalization"). As part of the Recapitalization, the Board approved a 115,740.74-for-1 stock split of the issued and outstanding shares of Common Stock. The Recapitalization, including the stock split, will be effective immediately prior to a contemplated initial public offering. All share and per share information included in the accompanying consolidated financial statements and notes have been adjusted to give retroactive recognition to the stock split.

         In addition, on July 31, 1996, the Board of Directors authorized, subject to consummation of an initial public offering, (i) an increase to the number of available shares of Common Stock that may be issued under the Amended 1996 Plan by 231,250 to 289,062 and (ii) declared a dividend distribution of one Right for each outstanding share of Common Stock to stockholders to purchase from the Company one share of Common Stock under certain circumstances. A Right will also be attached to each share of Common Stock subsequently issued. The Rights will have certain anti-takeover effects.

===============================================================================

         NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK TO ANY PERSON IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                               Page
                                               ----
Prospectus Summary  . . . . . . . . . . . .      3
Risk Factors  . . . . . . . . . . . . . . .      8
The Company . . . . . . . . . . . . . . . .     11
Use of Proceeds . . . . . . . . . . . . . .     12
Dividend Policy . . . . . . . . . . . . . .     12
Capitalization  . . . . . . . . . . . . . .     13
Dilution  . . . . . . . . . . . . . . . . .     14
Selected Consolidated Financial Information     15
Management's Discussion and
 Analysis of Financial Condition and
 Results of Operations  . . . . . . . . . .     17
Business  . . . . . . . . . . . . . . . . .     25
Management  . . . . . . . . . . . . . . . .     39
Principal and Selling Stockholders  . . . .     46
Certain Relationships and Related Transactions  48
Description of Certain Indebtedness . . . .     49
Description of Capital Stock  . . . . . . .     50
Shares Eligible for Future Sale . . . . . .     53
Underwriting  . . . . . . . . . . . . . . .     54
Legal Matters . . . . . . . . . . . . . . .     55
Experts . . . . . . . . . . . . . . . . . .     55
Available Information . . . . . . . . . . .     55
Index to Consolidated Financial Statements     F-1

    UNTIL __________, 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN SHARES OF THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

===============================================================================



===============================================================================

                                7,500,000 SHARES



                           SYNTHETIC INDUSTRIES, INC.



                                  COMMON STOCK



                                   ----------
                                   PROSPECTUS
                                   ----------



                            Bear, Stearns & Co. Inc.


                                         , 1996

===============================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the Common Stock being registered, all of which will be paid by the Registrant. All amounts are estimates except the registration fee and the NASD filing fee.

Registration fee  . . . . . . . . . . . . . . . .           $       50,561
NASD filing fee   . . . . . . . . . . . . . . . .                   15,163
Nasdaq National Market listing fee  . . . . . . .                39,062.50
Blue Sky fees and expenses  . . . . . . . . . . .                     *
Accounting fees and expenses  . . . . . . . . . .                     *
Legal fees and expenses   . . . . . . . . . . . .                     *
Transfer agent and registrar fees   . . . . . . .                     *
Printing and engraving expenses   . . . . . . . .                     *
Miscellaneous expenses  . . . . . . . . . . . . .
                                                            --------------

    Total . . . . . . . . . . . . . . . . . . . .           $         *
                                                            ==============

- ----------
*   To be completed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-laws, agreement, vote or otherwise.

        In accordance with Section 145 of the DGCL, Article Eleventh of the Registrant's Certificate of Incorporation, as amended and restated (the "Amended Certificate") provides that the Registrant shall indemnify each person who is or was a director, officer, employee or agent of the Registrant (including the heirs, executors, administrators or estate of such person) or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted under Section 145 of the DGCL, as the same may be amended or supplemented. The indemnification provided by the Amended Certificate shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         The foregoing statements are subject to the detailed provisions of
Section 145 of the DGCL and Article Eleventh of the Amended Certificate.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

         Not applicable

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)      Exhibits
1         -- Form of Underwriting Agreement++
2.1       -- Acquisition  Agreement  dated November  21,  1986  between  Synthetic  Industries,  Inc.,
             Synthetic  Industries  Limited,  Polyweave  Corporation,  the  stockholders of  Synthetic
             Industries,  Inc., Synthetic Industries  Limited and SI Holding  Inc., including exhibits thereto+
2.2       -- Plan and Agreement of Merger dated December 4, 1986+
2.3       -- Asset Purchase  Agreement dated October  12, 1990 between Synthetic  Industries, Inc. and
             Chicopee+
3.1       -- Certificate of Incorporation  of Synthetic Industries, Inc. (including all  amendments to date) filed with the Secretary of the State of Delaware+
3.2       -- Amended and Restated By-Laws  of Synthetic Industries, Inc. (including all amendments  to date)+
4.1       -- Specimen of Common Stock Certificate++
4.2       -- Form of Indenture between Synthetic Industries, Inc.  and United States Trust Company  of
             New York, Trustee, in respect to the 12-3/4% Senior Subordinated Debentures due 2002+
4.3       -- Supplemental Form  of Indenture  between  Synthetic Industries,  Inc. and  United  States
             Trust Company  of  New York,  Trustee, in  respect  to the  12-3/4%  Senior  Subordinated
             Debentures due 2002+
4.4       -- Rights  Agreement  dated  __________,   1996  between  Synthetic  Industries,   Inc.  and
             __________, as Rights Agent ++
5.1       -- Opinion  of  Andrews  &  Kurth  L.L.P.  regarding  the  legality  of Common  Stock  being registered*
10.1      -- Fourth Amended and Restated Revolving Credit and  Security Agreement dated as of  October
             20, 1995  among Synthetic Industries, Inc.,  The First National Bank of  Boston and other
             Lenders listed  on Schedule 1 thereto, and The First National Bank of Boston, as agent on behalf of the Lenders+
10.2      -- Amendment  No.  1 to  the  Fourth  Amended and  Restated  Revolving  Credit  and Security
             Agreement dated as of December 1, 1995+
10.3      -- Amendment  No.   2  to the  Fourth  Amended and  Restated Revolving  Credit  and Security
             Agreement dated as of February 14, 1996*
10.4      -- Amendment  No.   3  to the  Fourth Amended  and  Restated Revolving  Credit  and Security
             Agreement dated as of March 15, 1996+
10.5      -- US Patent No. 4,867,614, Reinforced Soil and Method (Exp.  December 13, 2003)+
10.6      -- US Patent No. 4,790,691, Fiber Reinforced Soil and Method (Exp.  December 13, 2003)+
10.7      -- US Patent  No. 5,007,766,  Shaped Barrier  for Erosion  Control  and Sediment  Collection
             (Exp.  April 16, 2008)+
10.8      -- Lease agreement  dated November 22,  1971 between Murray Sobel  and Synthetic Industries,
             Inc. (including all amendments to date)+
10.9      -- Lease  agreement dated  February 13,  1969, between  Murray Sobel  and wife,  Marcella S.
             Sobel, and  Joseph F. Decosimo,  Frank M. Thompson and Murray  Sobel, Trustees, Synthetic
             Industries, Inc. (including all amendments to date)+
10.10     -- Lease agreement dated December 17, 1990 between Chicopee and Synthetic Industries, Inc.+
10.11     -- Lease agreement dated January 17,  1991 between Herchel L. Webster and  Allie Ree Webster and Synthetic Industries, Inc. (the "Lumite Lease")+
10.12     -- Amendment to the Lumite Lease dated October 1, 1992+




10.13     -- Consulting Agreement  dated  July  23, 1991  between  Texpro Limitada  y Cia  S.C.A.  and
             Synthetic Industries, Limited +
10.14     -- Supply  Contract between Eastman  Chemical Products, Inc. and  Synthetic Industries, Inc.
             dated December 13, 1991 +
10.15     -- Agreement dated July 1, 1996 between Leonard Chill and Synthetic Industries, Inc.++
10.16     -- Agreement dated July 1, 1996 between W.  Wayne Freed and Synthetic Industries, Inc.++
10.17     -- Agreement dated July 1, 1996 between Ralph A. Kenner and Synthetic Industries, Inc.++
10.18     -- Agreement  dated  July  1,  1996  between  William  Gardner  Wright,  Jr.  and  Synthetic
             Industries, Inc.++
10.19     -- Agreement dated September 2, 1991 between John M. Long and Synthetic Industries, Inc.+
10.20     -- Agreement dated July 1, 1996 between Charles T. Koerner and Synthetic Industries, Inc.++
10.21     -- Agreement dated September 1, 1984 between Robert J. Breyley, Sr. and Fibermesh
             Company ++
10.22     -- Agreement dated July 1, 1996 between Joseph Sinicropi and Synthetic Industries, Inc.++
10.23     -- Agreement dated July 1, 1996 between W.O. Falkenberry and Synthetic Industries, Inc.++
10.24     -- Agreement dated July 1, 1996 between Bobby Callahan and Synthetic Industries, Inc.++
10.25     -- 1994 Stock Option Plan for Non-Employee Directors*
10.26     -- 1994 Stock Option Plan*
10.27     -- 1996 Stock Option Plan*
10.28     -- Incentive Compensation Plan Fiscal Year 1994/1995*
10.29     -- Incentive Compensation Plan Fiscal Year 1995/1996*
21        -- List of Subsidiaries of Synthetic Industries, Inc.+
23.1      -- Consent of Deloitte & Touche LLP, independent auditors*
23.2      -- Consent of Andrews  & Kurth L.L.P. (included  in the opinion filed  herewith as Exhibit 5 hereto)
24        -- Power  of Attorney of  the Board  of Directors (included in  Part II  of the Registration
             Statement)
27        -- Financial Data Sechedule*

- ----------

*  Filed herewith
+  Previously filed
++ To be supplied by amendment

(b)      Not applicable

ITEM 17. UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed the by final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chickamauga, State of Georgia, on August 1, 1996.

                                        SYNTHETIC INDUSTRIES, INC.

                                        By: /s/ Leonard Chill
                                            -----------------------------------
                                            Leonard Chill
                                            President

                               POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leonard Chill and Joseph Sinicropi, and each of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

 SIGNATURE                               TITLE                                     DATE
 ---------                               -----                                     ----
         /s/ Leonard Chill               President, Chief Executive Officer        August 1, 1996
 --------------------------------------  and Director (Principal Executive
             Leonard Chill               Officer)




        /s/ Joseph Sinicropi             Chief Financial Officer and Secretary     August 1, 1996
 --------------------------------------  (Principal Accounting Officer)
            Joseph Sinicropi


         /s/ Joseph F. Dana              Director                                  August 1, 1996
 --------------------------------------
             Joseph F. Dana



         /s/ Lee J. Seidler              Director                                  August 1, 1996
 --------------------------------------
             Lee J. Seidler


       /s/ William J. Shortt             Director                                  August 1, 1996
 --------------------------------------
           William J. Shortt



        /s/ Robert L. Voigt              Director                                  August 1, 1996
 --------------------------------------
            Robert L. Voigt

                               INDEX TO EXHIBITS

                                                                                                          Sequential
Exhibits                                                                                                  Page Number
- --------                                                                                                  -----------
1         -- Form of Underwriting Agreement++
2.1       -- Acquisition  Agreement  dated  November  21, 1986  between  Synthetic  Industries,  Inc.,
             Synthetic  Industries  Limited,  Polyweave  Corporation,  the  stockholders of  Synthetic
             Industries, Inc.,  Synthetic Industries Limited and  SI Holding Inc.,  including exhibits thereto+
2.2       -- Plan and Agreement of Merger dated December 4, 1986+
2.3       -- Asset Purchase Agreement  dated October 12,  1990 between Synthetic Industries,  Inc. and
             Chicopee+
3.1       -- Certificate of Incorporation of Synthetic Industries,  Inc. (including all amendments  to date) filed with the Secretary of the State of Delaware+
3.2       -- Amended and Restated By-Laws of Synthetic Industries,  Inc. (including all amendments  to date)+
4.1       -- Specimen of Common Stock Certificate++
4.2       -- Form of  Indenture between Synthetic Industries, Inc. and United  States Trust Company of
             New York, Trustee, in respect to the 12-3/4% Senior Subordinated Debentures due 2002+
4.3       -- Supplemental  Form of  Indenture  between Synthetic  Industries, Inc.  and  United States
             Trust  Company of  New  York,  Trustee, in  respect  to the  12-3/4% Senior  Subordinated
             Debentures due 2002+
4.4       -- Rights  Agreement  dated   __________,  1996  between  Synthetic   Industries,  Inc.  and
             __________, as Rights Agent ++
5.1       -- Opinion  of  Andrews  &  Kurth  L.L.P.  regarding  the  legality  of Common  Stock  being registered*
10.1      -- Fourth Amended  and Restated Revolving Credit and Security Agreement  dated as of October
             20, 1995  among Synthetic Industries, Inc.,  The First National Bank  of Boston and other
             Lenders listed on Schedule 1 thereto, and The First National  Bank of Boston, as agent on behalf of the Lenders+
10.2      -- Amendment  No.  1  to  the Fourth  Amended  and Restated  Revolving  Credit  and Security
             Agreement dated as of December 1, 1995+
10.3      -- Amendment  No.   2  to the  Fourth Amended  and  Restated Revolving  Credit  and Security
             Agreement dated as of February 14, 1996*
10.4      -- Amendment  No.   3  to the  Fourth Amended  and  Restated Revolving  Credit  and Security
             Agreement dated as of March 15, 1996+
10.5      -- US Patent No. 4,867,614, Reinforced Soil and Method (Exp.  December 13, 2003)+
10.6      -- US Patent No. 4,790,691, Fiber Reinforced Soil and Method (Exp.  December 13, 2003)+
10.7      -- US  Patent No.  5,007,766, Shaped  Barrier for  Erosion  Control and  Sediment Collection
             (Exp.  April 16, 2008)+
10.8      -- Lease agreement  dated November 22,  1971 between Murray Sobel  and Synthetic Industries,
             Inc. (including all amendments to date)+
10.9      -- Lease  agreement dated  February 13,  1969, between  Murray Sobel  and wife,  Marcella S.
             Sobel,  and  Joseph  F.  Decosimo,  Frank  M. Thompson  and  Murray  Sobel, Trustees  and
             Synthetic Industries, Inc. (including all amendments to date)+
10.10     -- Lease agreement dated December 17, 1990 between Chicopee and Synthetic Industries, Inc.+
10.11     -- Lease agreement  dated January 17, 1991 between Herchel L.  Webster and Allie Ree Webster and Synthetic Industries, Inc. (the "Lumite Lease")+
10.12     -- Amendment to the Lumite Lease dated October 1, 1992+
10.13     -- Consulting  Agreement  dated  July 23,  1991  between Texpro  Limitada y  Cia  S.C.A. and
             Synthetic Industries, Limited +
10.14     -- Supply Contract between Eastman  Chemical Products, Inc.  and Synthetic Industries,  Inc.
             dated December 13, 1991 +
10.15     -- Agreement dated July 1, 1996 between Leonard Chill and Synthetic Industries, Inc.++
10.16     -- Agreement dated July 1, 1996 between W.  Wayne Freed and Synthetic Industries, Inc.++
10.17     -- Agreement dated July 1, 1996 between Ralph A. Kenner and Synthetic Industries, Inc.++




10.18     -- Agreement  dated  July  1,  1996  between  William  Gardner  Wright,  Jr.  and  Synthetic
             Industries, Inc.++
10.19     -- Agreement dated September 2, 1991 between John M. Long and Synthetic Industries, Inc.+
10.20     -- Agreement dated July 1, 1996 between Charles T. Koerner and Synthetic Industries, Inc.++
10.21     -- Agreement dated September 1, 1984 between Robert J. Breyley, Sr. and Fibermesh
             Company ++
10.22     -- Agreement dated July 1, 1996 between Joseph Sinicropi and Synthetic Industries, Inc.++
10.23     -- Agreement dated July 1, 1996 between W.O. Falkenberry and Synthetic Industries, Inc.++
10.24     -- Agreement dated July 1, 1996 between Bobby Callahan and Synthetic Industries, Inc.++
10.25     -- 1994 Stock Option Plan for Non-Employee Directors*
10.26     -- 1994 Stock Option Plan*
10.27     -- 1996 Stock Option Plan*
10.28     -- Incentive Compensation Plan Fiscal Year 1994/1995*
10.29     -- Incentive Compensation Plan Fiscal Year 1995/1996*
21        -- List of Subsidiaries of Synthetic Industries, Inc.+
23.1      -- Consent of Deloitte & Touche LLP, independent auditors*
23.2      -- Consent  of Andrews & Kurth  L.L.P. (included in the opinion filed  herewith as Exhibit 5 hereto)
24        -- Power  of Attorney  of the Board of  Directors (included  in Part II  of the Registration
             Statement)
27        -- Financial Data Schedule*

- ----------

*  Filed herewith
+  Previously filed
++ To be supplied by amendment